
MICHELIN


05007728

April 29, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 04 2005
WASH. D.C. 179 SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated March 15, 2005 regarding Michelin 2004 Earnings.
- Consolidated Earnings Guide 2004, dated March 2005.
- Letter to Shareholders dated March 2005.
- Notice of Mixed General Meeting of Stockholders to be held on Friday, May 20, 2005.
- Translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on March 18, 2005.
- Translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on April 11, 2005.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Michelin North America, Inc.
One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000


MICHELIN
A better way forward

PRESS RELEASE March 15, 2005

2004 EARNINGS

MICHELIN DELIVERS SIGNIFICANT PERFORMANCE IMPROVEMENT, DESPITE CONTINUING INFLATION OF EXTERNAL COSTS

- **Operating income is up +13.7%, with Net Sales up 6% (excluding the impact of exchange rate and of changes in the scope of consolidation)**
- **At 8.3%, operating margin gains 0.9 percentage point over 2003.**
- **Net income rises 60%, after non-recurring items**
- **Net financial debt goes down for the fourth consecutive year.**
- **All business segments report progress in operating performance; Other Activities turn profitable for the first time since 2000.**
- **A 35% increase in net dividend, at 1.25 euro per share, will be submitted for approval at the Annual Shareholders' meeting on May 20, 2005.**

In EUR million	December 31, 2004 French GAAP[1]	2004 / 2003
Net Sales	15,689	+2.1%
At constant scope and exchange rate		+6.0%
Sales volumes		+2.7%
Operating Income	1,299	+13.7%
Operating margin as a % of net sales	8.3%	+0.9 pt
Non-recurring items	(206)	NM
Net Income	527	+60%
Net debt	3,224	-6.3%
Gearing	69%	-9.0 pts
Free Cash Flow[2]	226	-73 MEUR

[1] The rules and methods applied for the preparation of the consolidated accounts at December 31, 2004 comply with accounting rule 99-02 of the French Comité de la Réglementation Comptable.

[2] Free cash flow = cash flow – change in working capital requirement – total net investments (capital expenditure and financial investments)

Commenting on the year's results, Mr Edouard Michelin said:

"2004 is another year of progress for Michelin which delivered substantial improvement in financial performance despite continuing strong inflation in external costs. Taking these achievements into account and confident that the Group is able to maintain its positive momentum, a 35% increase in the dividend will be submitted for approval at the Annual Shareholders' meeting on May 20, 2005"

On 2005, Mr Edouard Michelin added: "We look to 2005 with confidence as such momentum is built on our strengths. We will continue to progress further on all tire markets. We are targeting a level of operating result which is at least as good as that achieved in 2004 despite a more difficult environment, in particular because of additional strong raw material price increases ".

Sales volumes: +2.7% in tons, net sales up +6% at constant exchange rates

In 2004, tire markets posted moderate annual growth after an exceptionally strong first half and a significant correction in the second half. These trends were reflected in Michelin's sales volumes which grew less quickly than the +3.7% registered in 2003.

After an exceptionally strong first half of the year, replacement markets in Europe and North America reverted to their long-term trends, in line with Michelin's forecasts. Sluggish Passenger Car Original Equipment markets contrasted with buoyant Truck, Earthmover and Agricultural Original Equipment markets. Emerging markets in Asia, South America and Eastern Europe experienced double-digit growth.

In this context, **Michelin net sales** were strongly impacted by the continuing depreciation of the U.S. dollar versus the euro (-9% in 2004). Once again, Michelin compensated for recurring external inflationary pressures, including unprecedented raw material price hikes, through a firm pricing policy. Michelin gained further market shares in emerging markets and targeted segments — high performance, winter and SUV recreational Passenger Car tires, as well as Truck and Earthmover tires. Combined with higher selling prices, this translated into a robust annual price and mix effect, substantially up from a year ago (+3.2%).

Therefore, **Net sales increased +6%** compared to last year, excluding the impact of exchange rate variations and changes in the scope of consolidation.

At 8.3%, operating margin shows a significant improvement on 2003 (7.4%), in spite of the deterioration of the operating environment

Steadily escalating external costs amounted to EUR 452 million - or 35% of the total operating income of EUR 1,299 million – of which EUR 360 million is from raw materials (up +11% compared to 2003 at constant exchange rate). The Group was able to absorb this 2.8 percentage point negative impact on operating margin and show a 0.9 percentage point gain over 2003.

The continuous progress in price mix for the fourth consecutive year (+ 3.2%), together with additional productivity gains, drove the operating performance up.

These achievements highlight the validity of Michelin's strategic focus on selective growth, industrial performance, quality and innovation.

Another key element of this strategy, the Group's well distributed geographical balance between sales and production helped mitigate the impact of currency fluctuations: with the natural hedge thus provided, the appreciation of the euro versus the dollar (+9% year on year) had only a modest negative impact of EUR 38 million.

Lastly, changes in the scope of consolidation barely impacted the Group in relative terms, as the fully integrated operations of Viborg were consolidated for 12 months, against 9 months in 2003.

Net income is up 60%, including non-recurring items

After a non-recurring result of EUR 19 million in 2003, net income includes a non-recurring charge of EUR 206 million, of which more than half corresponds to a provision booked to cover a potential loss on the planned disposal of Michelin's activities in the wheel business, as announced on February 16, 2005.

The Group's average effective tax rate is 37.5% at December, 31, 2004. Compared to 44.3% in 2003, the improvement of the effective tax rate can be attributed to the fact that goodwill on the acquisition of Viborg, completed in 2003, was not tax deductible and to a better balance between loss-making and profit-making operations during the period under review.


MICHELIN
A better way forward

Operating cash flow generation remains strong for the fourth consecutive year, supporting organic growth and selective acquisitions

Benefiting from a structurally substantial operating cash flow representing close to 9% of net sales, Michelin was able to dedicate EUR 1.1 billion, or 7% of net sales, to capital expenditure, in consistency with the Group's growth strategy.

In this respect, selective capacity increases and acquisitions were essentially targeted at strengthening the Group's foothold in certain key emerging markets: China, Indonesia, India, Thailand, Rumania, Russia, notably. One third of investments were made to support this goal. The remaining two thirds include investments in productivity, maintenance and adjustment, spread across the Group's industrial facilities.

After financing the Group's expansion in 2004, free cash flow, therefore, is positive at EUR 226 million.

Net financial debt continues to slide, with gearing ratio at 69%, down 9 percentage points on 2003

At EUR 3,224 million, net financial debt decreased 6.3% compared with 2003. For the fourth consecutive year, Michelin was able to bring its gearing ratio down. It stands at 69%, compared to 78% at the end of 2003.

Financial information by activity

French GAAP	Operating income					Operating margin (% of sales)	
	2004		2003		Change 2004 / 2003	2004	2003
	EUR millions	% of total	EUR millions	% of total			
Passenger Car / Light Truck	731	56.3%	664	58.1%	+10.1%	9.7%	8.9%
Truck	548	42.2%	521	45.6%	+5.2%	13.0%	13.1%
Other Activities *	20	1.5%	-42	-3.7%	+147%	0.4%	(0.9%)
Group total	1,299	100%	1,143	100%	+13.7%	8.3%	7.4%

* Other activities include specialty tires, distribution activities, wheels, maps and guides, ViaMichelin, Michelin Lifestyle, and other sales. Each of them accounts for less than 10% of the consolidated net sales. The results of theses activities may vary substantially. Usually, the operating profitability of distribution is below that of manufacturing activities.

Passenger Car / Light Truck 9.7% operating margin, up 0.9pt.

Operating margin of this activity increased further in 2004, benefiting from the following positive drivers:

- Successful implementation of price increases worldwide
- Efficient cost control
- Further improvement of the product mix with a robust progression of Winter, High performance and SUV tire sales
- Additional progress of the market-mix with stronger replacement sales
- Market share gains of the Group's flag brands, particularly the Michelin and BF Goodrich brands in North America, Asia and Europe.


MICHELIN
A better way forward

Truck: robust growth and stable operating margin at high level of 13%

Truck benefited from high capacity utilization rates at Michelin facilities and from timely price increases passed in anticipation of raw materials appreciation in all tire markets. Sales volumes slowed down in the second half of 2004: + 3.9% compared with an exceptional + 9.1% in the first half.

The higher than expected surge in demand, especially in North America, created supply shortages, in particular in some sizes on the replacement market.

Other activities turn profitable for the first time since 2000

This segment's turnaround reflects the EUR 62 million euros improvement in operating income compared to 2003. This remarkable achievement can be attributed to broad-based efficiency gains, strict cost management and rigorous pricing enforcement, despite the severe impact of further deterioration in raw materials consumption costs. Results of specialty tire businesses have benefited from the positive effects of the restructuring initiatives and of supportive markets.

Controlled distribution activities in Europe have shown significant progress in profitability compared to 2003, taking into consideration the full integration of Viborg.

Though still loss-making, the wheel business, in the process of being transferred to German company Mefro, continued to restore its profitability driven by restructuring initiatives.

Impact of transition to IFRS standards[1]

On January 20, 2005, Michelin presented the main impacts to date on the Group's accounts which can be summarized as follows:

- IFRS 1 impact on treatment of actuarial gains and losses in employee benefits governed by IAS 19 was announced already in February 2004 and data indications published in the 2003 Annual Report. Application of this standard will translate into a EUR 1.2 billion negative impact, net of deferred tax, and charged directly to equity on the opening balance sheet;
- Sales related to promotional campaigns and proceeds from non-sales activities will have to be deducted from Group sales;
- Michelin has opted for the separate identification of non-recurring items with operating income stated before and after non-recurring items. In order to make for a smooth transition for investors, Michelin, in 2005, and on an exceptional basis, will publish a pro-forma "résultat d'exploitation."



[1] The press release and Michelin's Guide to IFRS transition can be downloaded from www.michelin.com, in the Corporate/ Finance section


MICHELIN
A better way forward

For pure information purposes, the table below shows the main impacts. These should however not be extrapolated beyond the stated periods of reference:

(EUR million)	**French GAAP**	**IFRS**
Income statement December 31, 2004		
Sales	15,689	15,048
Operating income (French GAAP résultat d'exploitation)	1,299	-
Operating margin (« Marge d'exploitation »)	8.3%	-
Operating income before non recurring items (IFRS)	-	1,303
Operating margin before non recurring items (IFRS)	-	8.65%
Operating income		1,239
Net earnings	527	654
Balance sheet December 31, 2004		
Shareholders' equity	4,677	3,546
Net financial debt	3,224	3,295
Gearing	69%	93%
Cash Flow statement		
Operating cash flow	1,337	1,340
Cash and cash equivalents	1,655	1,655

New reporting segments

Effective since January 1, 2005, Michelin has chosen to improve the presentation of its segment information and match it more closely to its industrial and commercial organization:

- With a view to project a more consistent picture of its value chain, tire distribution operations will henceforth be grouped with the corresponding product lines;
- Moreover, a «specialty businesses» reporting segment has been created, covering other operations: Specialty tires, Wheels, Publications, ViaMichelin and Michelin Lifestyle.

The reporting segments are as follows:

- Reporting Segment SR1: Passenger Car and Light Truck activities + related distribution activities
- Reporting Segment SR2: Truck activities + related distribution activities
- Reporting Segment SR3: Earthmover, Agricultural, 2 Wheels and Aircraft tires + Maps and Guides + ViaMichelin + Michelin Lifestyle + Wheels (in a process to be sold)


MICHELIN
A better way forward

Pro forma financial performance for 2004 are as follows

Under IFRS Standards:

Million euros 2004	Net sales	Operating income (IFRS, before non recurring)	% of Group	Operating margin (IFRS, before non recurring)
SR1	8,293	768	58.9%	9.3%
SR2	4,899	500	38.3%	10.2%
SR3	1,892	35	2.6%	1.8%
Inter sector eliminations	(36)			
Total	15,048	1,303	100%	8.65%

Under French GAAP:

Million euros 2004	Net sales	Operating income (French GAAP)	% of Group	Operating margin (French GAAP)
SR1	8,292	757	58.3%	9.1%
SR2	4,899	505	38.8%	10.3%
SR3	2,666	38	2.9%	1.4%
Inter sector eliminations	(169)			
Total	15,689	1,299	100%	8.3%

2005 Outlook

Michelin expects mature markets to grow in line with their annual long term trends (i.e. +2% to +3%) and to continue to enrich their product mix. The dynamism of emerging markets such as China, Eastern Europe and South America will show stronger momentum, with growth rates ranging between +8% and +10%.

It is worth stressing that, compared with an exceptional first semester in 2004, the first half of 2005 will be less robust.

After an 11% increase in raw material procurement costs in 2004, Michelin estimates that 2005 will post an even higher hike: +13% at constant exchange rate. In spite of this factor on the environment, Michelin expects to reach a level of result at least as good as in 2004.


MICHELIN
A better way forward

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN – Corporate accounts

The Financial Statements of the Compagnie Générale des Etablissements Michelin (CGEM) for the 2004 fiscal year show a profit of 295 million euros.

They have been presented to the Supervisory Board.

The partners will convene a General Shareholders' Meeting on Friday, May 20, 2005 at 9.00 am in Clermont-Ferrand.

In order to reflect the profitability improvements achieved by the Group, and with a view to raise the pay-out ratio, after the pause in 2003, as well as to take into account the end of the tax credit, the partners will submit for the approval of its shareholders a 35% increase of the dividend at 1.25 euro per share.

***

COMPAGNIE FINANCIERE MICHELIN – Consolidated accounts

In 2004, Compagnie Financière Michelin (CFM) net sales amounted to 15.9 billion euros, up 2% compared to 15.6 billion euros in 2003. At 1,222 million euros, operating income was up 10.9%. Net income amounts to 499 million euros.

As CFM and Compagnie Générale des Etablissements Michelin have almost an identical scope of sales, the qualitative comments equally apply to CFM.

***

A more detailed report on the 2004 accounts is available upon written request to our Investors Relations Department, or on the internet at the following address www.michelin.com, or by calling this Toll Free Number 0 800 000 222.

The First quarter 2005 sales will be released on April 26, 2005, after the close of Euronext Paris.

For those wishing to obtain more information on tire markets and on Michelin, a Fact-book is available on www.michelin.com/corporate/investorrelations/fr/fact_book.jsp or in the form of a CD-ROM (from March 15, 2005) upon request to our Investor Relations Department

***

Contacts

Investor Relations	**Press**
Eric Le Corre: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 77 92	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15
Eric.le-corre@fr.michelin.com	fabienne.debrebisson@fr.michelin.com
Antonin Beurrier +33 (0) 1 45 66 11 07 +33 (0) 4 73 32 24 53	
Antonin.beurrier@fr.michelin.com	**Individual shareholders**
Jacques Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 1 45 66 16 15 Jacques-Philippe.hollaender@fr.michelin.com	Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 Anne-marie.vigier-perret@fr.michelin.com



MICHELIN
A better way forward

CONSOLIDATED INCOME STATEMENT, DECEMBER 31, 2004

(In EUR thousand)	2004	2003
OPERATING REVENUE	16,296,266	15,974,649
Net sales	15,688,781	15,369,820
Reversals of allowances	96,872	28,208
Other operating revenue	510,613	576,621
OPERATING EXPENSES	(14,997,139)	(14,831,577)
Purchases used in production	5,561,206	5,372,669
Payroll costs	4,871,909	4,996,925
Other operating expenses	3,445,627	3,360,310
Taxes other than on income	237,865	244,355
Depreciation and amortization	797,586	818,526
Charges to allowances and provisions	82,946	38,792
OPERATING INCOME	1,299,127	1,143,072
NET INTEREST EXPENSE	(213,217)	(224,887)
OPERATING INCOME FROM ORDINARY ACTIVITIES	1,085,910	918,185
NET NON-RECURRING INCOME AND EXPENSE	(206,055)	18,679
INCOME TAXES	(315,798)	(261,435)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	564,057	675,429
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(1,310)	(8,750)
AMORTIZATION OF GOODWILL	(35,584)	(337,817)
NET INCOME BEFORE MINORITY INTERESTS	527,163	328,862
Net income	515,138	317,532
Minority interests	12,025	11,330
Basic earnings per share (in euros)	3.59	2.23
Diluted earnings per share (in euros)	3.59	2.23


MICHELIN
A better way forward

CONSOLIDATED CASH FLOW STATEMENT, DECEMBER 31, 2004

(In EUR thousand)	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	**527,163**	**328,862**
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
- Depreciation and amortization	839,851	1,162,520
- Allowances, provisions and deferred taxes	(38,321)	(87,145)
- Net gains on disposals of assets	39,454	8,371
- Other	(15,228)	(5,240)
Cash flow	**1,352,919**	**1,407,368**
- Change in inventories	(175,035)	(43,059)
- Change in receivables	(9,484)	14,081
- Change in payables	59,679	44,420
- Other changes in working capital	108,862	119,342
Net change in working capital	**(15,978)**	**134,784**
Cash flows from operating activites	**1,336,941**	**1,542,152**
CASH FLOWS FROM INVESTING ACTIVITIES		
- Additions to property, plant and equipment and intangible assets	(1,116,781)	(1,117,798)
- Additions to investments	(170,807)	(305,199)
Total	**(1,287,588)**	**(1,422,997)**
- Proceeds from disposal of property, plant and equipment and intangible assets	91,958	100,586
- Proceeds from disposal of investments	64,947	76,333
Total	**156,905**	**176,919**
Net investment for the period	**(1,130,683)**	**(1,246,078)**
Impact of changes in Group structure	**(11,839)**	**14,884**
Net change in working capital	**31,916**	**(11,469)**
Cash flows from investing activites	**(1,110,606)**	**(1,242,663)**
CAHS FLOWS FROM FINANCING ACTIVTIES		
Employee share ownership plan	0	20,739
Expenses related to the stock-for-stock offer	0	(645)
- Dividends paid to parent company shareholders	(133,312)	(130,692)
- Other dividends paid	(51,994)	(49,669)
Total	**(185,306)**	**(160,267)**
Change in long and short-term debt	**(187,629)**	**513,936**
Net change in working capital	**33,252**	**(46,811)**
Net cash (used) provided by financing activities	**(339,683)**	**306,858**
Effect of exchange rate changes on cash and cash equivalents	(4,910)	(41,759)
Change in cash and cash equivalents	**(118,258)**	**564,588**
Cash and cash equivalents at beginning of period	**1,773,656**	**1,209,068**
Cash and cash equivalents at the period-end	**1,655,398**	**1,773,656**
Including - Cash	1,420,140	1,234,168
- Cash equivalents	235,258	539,488


MICHELIN
A better way forward

CONSOLIDATED BALANCE SHEET, DECEMBER 31, 2004

(In EUR thousand)	2004	2003
FIXED ASSETS		
Goodwill	272,037	303,595
Intangible assets	155,410	163,184
Property, plant and equipment	5,769,872	5,663,491
Investments	514,497	412,348
Investments at equity	68,176	58,805
	6,779,992	**6,601,423**
CURRENT ASSETS		
Inventories	2,858,549	2,769,136
Trade receivables	2,920,236	2,984,501
Other receivables, prepaid expenses and accrued income	1,956,374	2,038,187
Cash equivalents	235,258	539,488
Cash	1,420,140	1,234,168
	9,390,557	**9,565,480**
TOTAL ASSETS	**16,170,549**	**16,166,903**

	2004	2003
SHAREHOLDERS' EQUITY		
Common stock (1)	286,774	286,774
Paid-in capital in excess of par (1)	1,839,640	1,839,640
Retained earnings (2)	2,475,491	2,200,946
	4,601,905	**4,327,360**
MINORITY INTERESTS	74,690	81,703
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**4,676,595**	**4,409,063**
PROVISIONS FOR CONTINGENCIES AND CHARGES	2,988,721	3,006,360
LIABILITIES		
Subordinated debt	500,000	500,000
Long and short-term debt	4,378,723	4,713,518
Trade payables	1,598,724	1,552,745
Other payables, deferred income and accrued expenses	2,027,786	1,985,217
	8,505,233	**8,751,480**
TOTAL LIABILITIES AND shareholders' EQUITY	**16,170,549**	**16,166,903**
1) Parent company		
2) Including net income for the year	515,138	317,532

Consolidated Earnings Guide 2004


MICHELIN
A better way forward


MICHELIN
A better way forward

Contents


MICHELIN
A better way forward

Contents


MICHELIN
A better way forward


2004
Consolidated Earnings
MICHELIN


Consolidated Earnings 2004
2004: numerous challenges met
Substantial improvement of performance
Progress in operating income of all business segments, vigorous recovery of 3rd segment
Outlook: powerful levers underpin long-term strategy
MICHELIN


MICHELIN
A better way forward



2004 Highlights

- In a year marked by...
  - contrasted tire markets
  - raw materials considerably more expensive than in 2003
- ...Michelin substantially improved its operational and economic performance
  - Additional successes in focused growth strategy
  - Operating income improvement in each business segment, and especially in the 3rd segment
- ...and expanded its global foothold




2004: good results
Net sales
Eur15,689m
Increase : +2.1%
(+6% at constant exchange rates)
Operating income
Eur1,299m
Visible improvement: +13.7%
Operating margin
8.3%
Increase : +0.9 point
Net income
Eur527m*
Up : +60%
WCR (as % of sales)
26.6%
Improvement : 0.7 point
Gearing
69%
Progress : -9 points
Free cash flow
Eur226m
Positive
* After a EUR83.5m provision for losses potentially arising from the disposal of the Wheel business


MICHELIN
A better way forward



Contrasted tire markets, real opportunities

- **Replacement :**
  Trend in line with Group expectations
  - Very robust in H1 : +5%
  - Correcting sharply in H2 : 0%
- **Original Equipment :**
  - Lackluster Passenger Car : +0,5%
  - Double-digit growth of industrial products :
    Truck : +22%, Earthmover : +12%, Agricultural : +13%
- **Passenger Car :**
  confirmation of upward trend in technical segments and of mass market erosion
- **Emerging markets** : a powerful growth driver (>10%)




Real opportunities converted into quality growth
Michelin and BF Goodrich, Michelin's world class brands strengthened across all Group business segments
Emerging Markets
Michelin-branded Passenger Car/Light Truck sales up 22%
Sound growth
Successes in Passenger Car targeted segments
Winter, High Performance, 4x4 sport
Industrial Tires
Truck replacement and retreading
Earthmover
Agricultural
MICHELIN


MICHELIN
A better way forward


Spiralling inflation of external costs
2004 tougher than 2003!
External costs :
up close to EUR1bn over two years
(+ Eur972m o/w EUR450 M in 2004)
Raw material purchases account for
+ EUR698m over two years
Strong gross impact on operating margin from raw materials:
2003: -2.2 pts
2004: -2.8 pts
* Constant exchange rates
MICHELIN


Enhanced performance across the board
2002
2003
2004
9.6%
8.9%
9.7%
12.4%
13.1%
13.0%
-0.5%
-0.9%
0.4%
7.8%
7.4%
8.3%
Passenger Car /Light Truck
Truck
Other Activities
Group
Passenger Car Light Truck :
profits substantially up at constant volume
Operating margin
Truck :
strong growth, high level profit maintained despite raw material price increases
Operating margin
Vigourous recovery of specialty tires within the 3rd segment
MICHELIN


MICHELIN
A better way forward



Key achievements



- Quality growth
- Good resilience to continued external cost inflation
- All businesses perform well, vigorous of the 3rd segment
- Positive profitability in all regions, including new territories
  - Europe. leadership position strengthened
  - North America: best operating performance of the tire industry
  - Asie: operating income up 25%

MICHELIN



Consolidated earnings 2004: Agenda

- 2004 Earnings : substantial performance improvements
  - Income statement review
  - Substantial improvements in all segments performance
  - Sound balance sheet
  - Smooth transition to IFRS
  - Improved Segment Reporting




MICHELIN

MICHELIN
A better way forward


2004
Substantial Performance Improvements:
Income statement Review
MICHELIN


Net sales: substantial price mix improvement
MICHELIN

In M Eur	2004	2003
Net Sales	15 688.8	15 369.8
Excl. Exchange effect and Scope of perimeter	ND	14 868.1

+6%

2004/2003 change Consolidated Net Sales	In EURm	As a %
	+319	+2.1%
Exchange effect	-501.7	-3.3%
Volume	+394.4	+2.7%
Price mix	+486.7	+3.2%
Scope	-60.5	-0.4%

Published February 2005


MICHELIN
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Michelin performance improved ...
despite raw material price inflation
Detail of operating margin item changes
Operating margin 7.4%
Exch. rate – 0.1pt
Perimeter : -0.2pt
External costs incl. raw materials :-3.1pt
Price Mix : +3.2pt
Productivity : +1.1pt
Operating margin 8.3%
MICHELIN


Focused growth strategy:
potential confirmed
Impact on change of operating income compared to the previous period
+ 487
+ 261
+ 16
Good control over levers
Brand mix
Michelin and BFGoodrich brands strengthened worldwide
Product mix
Net gains in 2004 on all value-added high-tech contents segments
Customer mix
OE/RT balance optimized
Strong pricing policy
Across all geographies and all activities
MICHELIN


MICHELIN
A better way forward



Productivity and tight control over fixed costs: sustained progress

- **Ton manufactured by employee** (excluding distribution and plantations) :
  2003: +4.4%
  2004: + 5%
- **Payroll as a % of net sales:**
  2003: 32.5%
  2004: 31.1%
- **SG&A down significantly in 2004:**
  2003: 23.9%
  2004: 22/8%




Raw materials:
massive increases in just 4 years
2004 purchase costs
+ Eur360m.
+11% / 2003
or 2.8 points operating margin points at constant exchange rate excluding volume effect
+ 80% RSS3
+ 63.9% TSR 20
2004
2000
+18% US
+26% Eur
Carbon black
+92% US
+44.2% Eur
Styrene
+100% US
+70% Eur
Butadiene
+83%
Steel
Natural rubber
MICHELIN




Substantial growth in net income
MICHELIN

EURm, French Gaap	2004	2003	Δ 2004/2003%
Net Sales	15,688	15,370	+2.1%
Operating income	1,299	1,143	+13.6%
% net sales	*8.3%*	*7.4%*	
Interest gain/loss	-213	-224	
Non-recurring income	-206	18	
Income tax	-316	-261	
Miscellanous	-37	-346	
Net income	527	329	+60%


2004
Substantial Improvements
in all Segments Performance
MICHELIN


MICHELIN
A better way forward



Passenger Car-Light Truck: success of focused growth

French Gaap	EURm	Group %	2004/2003
Net Sales	7,527	48%	+0.9%
Operating income	730	56.2%	+10.1%
Operating Margin	9.7%		+0.8 pt

Operating margin up

- **Michelin and BF Goodrich brands sales up**
  - On targeted segments (4x4, Performance, winter)
  - On emerging markets : +22%
- **Price increases offset raw material effect**
- **Good OE/RT balance management**
- **Cost control, Supply Chain improvements**
- ***Downside :***
  - ✓ *OE in China and North America*
  - ✓ *RT Private US*


MICHELIN



Truck: strong growth, profitability maintained

French Gaap	Eurm	Group%	2004/2003
Net Sales	4,220	26.9%	+6.4%
Operating income	548	42.2%	+5.2%
Operating margin	13.0%		-0.1 pt

- New and retread, OE and RT sales up
- Good resilience to natural rubber increases helped by internal productivity measures and good sales price management
- Michelin brand gains market shares in Replacement in Europe and NA
- *Downside: some Replacement opportunities missed owing to strong OE demand*

MICHELIN


MICHELIN
A better way forward



Other Businesses: recovery on track

French Gaap	Eurm	Group%	Δ 2004/2003
Net sales	4 846	30.9%	-0.3%
Operating income	19.8%	1.5%	+147%
Operating margin	0.4%		+1.3pt

- Positive operating income for the 1st time since 2000, and strongest Group operating margin improvement in 2004
- Satisfactory performance of Specialty tires
- Distribution: en bonne voie. In Europe: reorganization plan and Viborg integration completed
- Wheel:
  - Reorganization plan completed end 2004
  - Transfer project under way
- Via Michelin: improved


MICHELIN


2004
A sound Balance Sheet
MICHELIN


MICHELIN
A better way forward


New WCR improvement:
26.6% of net sales vs 27.3% in 2003
1999
2000
2001
2002
2003
2004
24%
Of net sales
18.2%
Of net sales
MICHELIN


Gearing down
31/12/2000
31/12/2001
31/12/2002
31/12/2003
31/12/2004
Net Debt down: Eur3,223m (-6.3%)
Gearing improved: 69%
Interest charge down: 5.97% in 2004 / 6.30% in 2003
MICHELIN


MICHELIN
A better way forward


Positive Free Cash Flow
Structurally high operating cash flow
EUR1,353m in 2004, or 8.6% of sales
1200
1000
800
600
400
200
0
-200
-400
2000
2001
2002
2003
2004
Free Cash Flow
Ind invest
MICHELIN


2004
Smooth Transition to IFRS
MICHELIN


MICHELIN
A better way forward



IFRS: from Celsius to Fahrenheit 1/3

Migration to IFRS on P&L:

1 – New definition of Net sales

2 – New measurement rules

(ex. reversal of amortization of actuarial losses & others)

3 – New indicators

- French GAAP Operating and Exceptionnal results disappear
- New definition of Operating Result

Operating Result before non recurring items, stated before strictly defined and clearly identified non recurring items

Operating Result after non recurring items


MICHELIN



IFRS: from Celsius to Farhenheit 2/3

2004 (EURm)	French Gaap	IFRS	Comments
Net Sales	15,688	15,048	Negative effect on net sales: -EUR 640m but positive impact on operating margin
Operating margin	8.3%	-	Absolute value: EUR1,299m
Op. margin before non-recurring items*	-	8.65%	Slightly positive effect Absolute value: EUR1,303M
Net earnings	527	654	Positive effect
Gearing	69%	93%	Negative effect
Free cash flow	226	284	Neutral


MICHELIN
A better way forward



Des Celsius aux Farenheit 3/3

- Michelin's Operating Income stands at almost identical values under IFRS and French Gaap

  IFRS 2004 : EUR1,303m (before non recurring)
  French Gaap 2004 : EUR1,299m

- Operating margin before non-recurring items is slightly above operating margin (marge d'exploitation French GAAP):

  IFRS 2004: *8.65%/ French Gaap: 8,3%*
  IFRS 2003 : *7.67% /French Gaap: 7.4%*


MICHELIN


2004
Improved
Segment Reporting
MICHELIN


MICHELIN
A better way forward



3 new reporting segments reflecting 3 key ideas

- Michelin improves its segment reporting, projecting an integrated view of the value chain
- Product line and Distribution synergies are a powerful profit growth lever
- The new, more accurate segment reporting structure mirrors Michelin's confidence in driving progress across the board





3 new reporting segments reflecting 3 key ideas

Net Sales in EUR m
French GAAP 2004 picture

Passenger Car Light Truck 7,527

Truck 4,220


Other
Businesses
4,846

Intra sector -905




MICHELIN
A better way forward



3 new reporting segments reflecting 3 key ideas

Net sales in EURm, 2004 French GAAP picture
After allocation of Passenger Car and Truck distribution

RS1

RS2

PCLT = 7,527
Distrib=765

Truck= 4,220
Distrib=678

RS3

Intra sector [illegible]

Sales: 8,292 Sales: 4,898 Sales:2,666


MICHELIN



3 new reporting segments reflecting 3 key ideas

Net sales in EURm, IFRS 2004 picture
After allocation of PCLT and Truck distribution
After elimination of Net Sales of 641 EURm, IFRS IAS 18

RS1

RS2

PC/LT
Distribution

Truck
Distribution

RS3

Specialty Tires
Maps & guides
Viamichelin
Lifestyle
Wheels =276

Intra sector [illegible]

Sales: 8,293 Sales:4,898 Sales:1,892

MICHELIN


MICHELIN
A better way forward


3 new reporting segments reflecting 3 key ideas
DISTRIBUTION
Wheels
EUR 276m
Net sales IFRS
Eur 641 M
Specialty Tires
Maps & guides
Viamichelin
Lifestyle
EUR 1,616m
PC / LT
Eur 7, 527 M
TRUCK
Intra sector
MICHELIN



French GAAP operating income by segment

2004 Eur M	Operating Result	% of total	Operating Margin
RS 1	757	58,3%	9,1%
RS2	505	38,8%	10,3%
RS3	38	2,9%	1,4%
Total	1, 299	100%	8,3%

MICHELIN


MICHELIN
A better way forward


IFRS operating income by segment
MICHELIN

2004 EUR M	Operating income before non recurring items	% of total	Operating margin
RS 1	767	58,9%	9,3%
RS 2	500	38,3%	10,2%
RS 3	35	2,6%	1,8%
Total	1, 303	100%	8,65%


2004
Outlook for 2005
MICHELIN


MICHELIN
A better way forward



Tire markets prospects for 2005

Tire markets in line with their long-term growth trend

		West. Eur.		East. Eur		North America		South America		Asia
Passenger Car	OE	+1%	OE	+8%	OE	-0.4%	OE	+1%	OE	+4.4%
	RT	+3%	RT	+8%	RT	+1.5%	RT	+4%	RT	+3.2%
Truck	OE	+4%	OE	+3%	OE	+16%	OE	+15%	OE	ND
	RT	+1%	RT	+3.5%	RT	+2%	RT	+ 5-6%	RT	ND

First half 2005 to be less supportive than first half 2004





Raw materials up again in 2005

- Unit purchase effect (constant exchange rate)

  +13% versus +11% in 2004

  Main changes in monomers, elastomers, steel
  Natural ruber stable at high level

- **Expected impact on Operating Result :**
  - + / - EUR 400 M
  - = higher than 2004




MICHELIN
A better way forward


2005:
further progress
towards
our strategic
objectives
2004
MICHELIN


2005 tougher than 2004
In 2005, the operating environment will be tougher than in 2004...
... but, given Michelin's
✓proven strengths
✓progress momentum
✓and further price increases
we target operating results at least as good as in 2004
MICHELIN


MICHELIN
A better way forward


2000 – 2004 Strengthening Michelin
1 162
1 299
772
437
Ex rate
Scope
Raw material
OP 2000
148
173
751
Productivity
(incl. Other costs rise)
Price Mix
OP 2004
EUR M
Aggregate impact on Op. profit
MICHELIN


A changing world
For the next decade...
We have entered a world of expensive resources
• Progressive stabilization of raw materials at a high level. 2006?
• High raw material prices raise value of technology
• Energy savings: a global must
More than ever, mobility markets are promising and rising
• Technology in demand
• Exploding transport requirements in emerging economies
MICHELIN


MICHELIN
A better way forward



Michelin confirms its strategic objectives

- Above market growth in all targeted segments
- Balanced geographical presence between mature markets and emerging economies
- Improved economic performance
  - 10% average mid-cycle operating margin (before non-recurring items)
  - Higher Return on Capital Employed
  - Recurring positive Free Cash Flow, while investing in industrial future and research

MICHELIN


Going forward
2006? 2007?
Progressive stabilization of raw materials at high level
+
✓Increasing Michelin's competitive positioning on markets targeted for their high potential
✓Differentiating ourselves further with quality products and services, innovation driven by Group world-class research
✓Accelerating industrial productivity and operating efficiency
Full effect on Michelin's performance
MICHELIN


MICHELIN
A better way forward


2004
Thank you for your attention
MICHELIN


MICHELIN
A better way forward

Comments on the consolidated financial statements

Consolidated Statement of Income (in EUR thousand)

	2004	2003
OPERATING REVENUE	16,296,266	15,974,649
Net sales	15,688,781	15,369,820
Reversals of allowances	96,872	28,208
Other operating revenue	510,613	576,621
OPERATING EXPENSES	(14,997,139)	(14,831,577)
Purchases used in production	5,561,206	5,372,669
Payroll costs	4,871,909	4,996,925
Other operating expenses	3,445,627	3,360,310
Taxes other than on income	237,865	244,355
Depreciation and amortization	797,586	818,526
Charges to allowances and provisions	82,946	38,792
OPERATING INCOME	1,299,127	1,143,072
NET INTEREST EXPENSE	(213,217)	(224,887)
OPERATING INCOME FROM ORDINARY ACTIVITIES	1,085,910	918,185
NET NON-RECURRING INCOME AND EXPENSE	(206,055)	18,679
INCOME TAXES	(315,798)	(261,435)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	564,057	675,429
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(1,310)	(8,750)
AMORTIZATION OF GOODWILL	(35,584)	(337,817)
NET INCOME BEFORE MINORITY INTERESTS	527,163	328,862
Net income	515,138	317,532
Minority interests	12,025	11,330
Basic earnings per share (in euros)	3.59	2.23
Diluted earnings per share (in euros)	3.59	2.23


MICHELIN
A better way forward

2004 Tire markets

World tire markets represent 80 billion dollars*. Geographically balanced between Europe, North America and Asia, this market is less cyclical than the automotive industry for it is first and foremost a replacement markets: 71% volume wise and 75% value wise


World tire market in tons
Africa Middle East 7 %
Europe 28 %
Asia 30 %
North America 29 %
South America 6 %
World tire market breakdown by type of products
Aircraft 0.6 %
Agricultural 3.4 %
Two wheels 5.9 %
Earthmover 6.7 %
Passenger Car & Light Truck 51%
Truck 32.4 %

Source: LMC 2004 and Michelin estimates

Source: Michelin estimates

World tire Market by tire manufacturer


Local players 19 %
Michelin 20 %
Bridgestone 18 %
Middle size players 17 %
Goodyear 17 %

Source: Tire Business - sept. 2004

A more detailed description of tire markets and Group Michelin competitive positioning can be found in the Michelin 2005 Fact Book which can be downloaded on our website. www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=48&lang=EN

Tire markets post solid long term growth prospects. People and goods mobility is intimately linked to social and economic development. The world vehicle park is expected to double sizes by 2030: From today's 800 million vehicles to 1.6 billion vehicles. Over the same period of time, the average car mileage should increase by 80% and road freight triple.


MICHELIN
A better way forward

2004 Markets posted significant contrast.

World tire markets grew moderately although they were significantly contrasted throughout the year and between geographies.
After an exceptionally strong first half of the year, replacement markets in Europe and North America reverted to their long-term trends, in line with Michelin's forecasts for the year. Sluggish Passenger Car Original Equipment markets contrasted with buoyant Truck, Earthmover and Agricultural OE markets. Emerging markets in Asia, South America and Eastern Europe experienced double-digit growth.


250
200
150
100
50
Europe RT
Europe OE
North America RT
North America OE
2001
2002
2003
2004
15
10
5
0
Europe RT
Europe OE
North America RT
North America OE

Passenger Car / Light Truck tires (in million of units)

Truck tires (in million of units)

Replacement markets

As expected by Michelin, the second half of 2004 experienced a marked slow down in Passenger Car and Light Truck (PCLT) and Truck replacement markets, which globally tended to converge back towards their long-term growth trends for the full year:

Replacement markets	H1 2004 / H1 2003	H2 2004 / H2 2003	Full Year 2004 / 03
PCLT Europe	+6.2%	+0.6%	+3.3%
PCLT North America	+5.4%	-1.7%	+1.6%
Truck Europe	+2.8%	-3.5%	-0.5%
Truck North America	+5.7%	+2.1%	+3.8%

Michelin estimates that replacement markets in mature economies tend to grow at a 2% – 3% annual rate, both in Passenger Car and in Truck.


MICHELIN
A better way forward

Passenger car and light truck (PCLT)

Pass. Car/ Light Truck	Replacement market 9 months	Replacement market Q4 2004	Replacement market FY04
Europe	+4.9%	-1.7%	+3.3%
North America	+1.8%	+1.0%	+1.6%
Other regions	+	+	+

PCLT replacement markets saw a correction in their growth trend in the second half of the year in Europe and in North America, with a negative and almost flat fourth quarter respectively. In Europe, the annual growth rate matched the long-term trend estimated at +3%, while in North America, the annual growth rate was below the average long-term trend.

In both Western and Eastern Europe, the relative decline of the mass market (S & T load / speed index: - 4.6% compared with 2003) contrasted with the growth observed in the high performance segment (VZ: +10.6%) and winter (+7.1%).

In North America, market qualitative growth was also recorded, with mass market tires down -4%, Performance VZ +13.3% and SUV Recreational up + 11.3%.

Eastern European markets posted a 6% growth, including +24% in high performance and +11% in SUV

Truck

Truck	Replacement market 9 months	Replacement market Q4 2004	Replacement market FY04
Europe	+0.6%	-3.6%	-0.5%
North America	+4.1%	+2.7%	+3.8%
Other regions	+	+	+

European Truck tire replacement markets, after a strong first half, stabilized in Q3 before dropping significantly (-3.6% compared to Q4 2003). Year on year, they were -0.5% below 2003. Slowing economies, increased fuel prices and cash constraints of smaller transportation companies: all contributed to this slowdown. Retread market remained flat in 2004.

In North America, Truck tire replacement markets benefited from positive economic fundamentals and achieved +3.8% growth in 2004 (Q4 +2.7%):

In the United States, strong road freight growth (+6.1% in 2004 according to the American Trucking Association) put pressure on transport capacities; in addition, tire price increase announcements and Federal tax increases probably prompted anticipated purchases in Q4.

In Canada, the replacement market increased +7.2% versus relatively low 2003 figures, in a positive economic environment marked by strong commodity demand.

The dynamism of the Mexican economy was the primary reason for the 9.5% Truck Tire Replacement market growth in the country.

The retread market was up 3% in the Region.

Emerging markets

In China, the total replacement market (bias + radial) continued to grow at a fast pace, posting healthy growth. The radial replacement market enjoyed stronger growth than the global market.

Most South American Replacement markets experienced a double-digit increase, in line with economic recovery in Brazil, Argentina and Chile.

Eastern European Replacement Markets confirmed their mix enrichment, again with double-digit growth of radial volumes, consistent with upgrading of the truck fleets in the region.


MICHELIN
A better way forward

Original equipment tire markets

Passenger car and Light truck

Pass. Car/ Light Truck	9 months 2004 OE market	Q4 2004 OE market	12-month OE market
Europe	+1.1%	+0.3%	+0.9%
North America	-0.4%	-0.6%	-0.5%

Passenger Car/ Light Truck OE tire markets remained sluggish in Europe and North America. The key development of the year 2004 was lower OE market growth in China, reaching only +15%, when almost twice that growth was expected by most players.

From a qualitative point of view, OE markets confirmed their structural mix enrichment with further innovative solutions and larger seat diameters.

Truck

Truck Radial Power Units	9 months 2004 OE market	Q4 2004 OE market	12-month OE market
Europe	+13.4%	+19.4%	+15.0%
North America	+36.3%	+31.9%	+35.1%

The European OE Market (power units) posted +15% growth: the main driver of growth corresponded to exports to the Middle-East and Asia (China, Korea), where European truck manufacturers have opened new facilities. The need to renew fleets, combined with the planned introduction of Euro 4 and 5 regulations[2] also fueled market growth.

The trailer market was up +10% in 2004 compared to last year, of which +12% in Western Europe and +3% in Eastern Europe.

The North American OE market ended 2004 with the largest ever unit increase: +35%. The surge in demand caused substantial supply issues for tire manufacturers as well as other suppliers. Fleet renewal cycles after 3 years of consolidation and exports to Asia were strong drivers. Record orders of trailers also fueled this growth.

(2) The Euro 4 and 5 standards due to enter into force in October 2005 for new vehicles and October 2006 for all industrial vehicles, aim at limiting carbon monoxide emissions. In Germany, non Euro 4-compliant trucks will be fined through the new toll-collect system.

Net sales

In EUR million	2004	2003	% Variation
Consolidated net sales	**15,689**	**15,370**	2,1%
Excluding exchange rates		+14 868,0	5,5%

In this context, Michelin net sales posted moderate volume growth (+2.7%), and were strongly impacted by the U.S. dollar depreciating further versus the euro (-9% in 2004).

A STRONG IMPACT OF PRICE MIX (3.2%) AND VOLUME (2.7%) & A STILL NEGATIVE (-3.3%) IMPACT OF EXCHANGE RATES

At constant scope of consolidation and exchange rates, net sales were up 5.9% at EUR 15,689 million. However, Michelin's moderate sales volume actually hides significant improvement in the quality of its sales breakdown whether, through strengthened Michelin and BFG brands market shares or through numerous successes registered on targeted segments such as top of the range or winter, or through further progress in truck and specialty tires, quality translated into improved profitability.


MICHELIN
A better way forward

Analysis of impact on sales


2004
2003
+2.1 %
-1.8 %
-3.3 %
-8.3 %
+2.7 %
+3.3 %
+3.2 %
+1.6 %
-0.4 %
+2.1 %
Total
Currencies
Volume
Price/Mix
Scope

The main drivers of net sales change were:

- A negative (-3.3%) exchange rates impact: mostly related to the appreciation of the euro, in particular versus the U.S. dollar (+9%).
- A positive (+2.7%) impact generated by higher sales volumes.
- A positive (+3.2%) price / mix effect, calculated at constant exchange rates. This reflected significant overall mix improvements and price increases passed across all regions.
- A negative (-0.4%) impact from the scope of activity and consolidation : jointly controlled operations in Eurofit[3] (fitted assemblies) that had been fully consolidated so far were accounted for using the equity method, in preparation for IFRS standards.

Conversely, 12-month Viborg operations were consolidated compared to 9 months in 2003. Preparing for the introduction of its new segment reporting which was introduced on January, 1st 2005, Michelin split former Viborg activities between actual distribution and retread manufacturing. Therefore despite Viborg integration into Euromaster and the fact that former Viborg legal entities no longer exists, Michelin had to recompute more finally Viborg effects. This lead Group Michelin to restate the various effects impacting net sales since January 1st, 2004.

(3) Eurofit is jointly controlled by Michelin and Continental AG

Quarter-on-quarter changes

Changes in net sales (in EUR million) compared with 2003

In EUR million versus 2003	Δ 2004/2003 (in M€)	Δ 2004/2003 (in %)	ΔQ1 2004/Q1 2003 (in M€)	ΔQ1 2004/Q1 2003 (in %)	ΔQ2 2004/Q2 2003 (in M€)	ΔQ2 2004/Q2 2003 (in %)	ΔQ3 2004/Q3 2003 (in M€)	ΔQ3 2004/Q3 2003 (in %)	ΔQ4 2004/Q4 2003 (in M€)	ΔQ4 2004/Q4 2003 (in %)
Total change	**+319.0**	**+2.1%**	**+144.3**	**+3.9%**	**+328.5**	**+8.9%**	**+42.0**	**+1.1%**	**(195.8)**	**-4.6%**
Currencies	-501.7	-3.3%	-186.4	-5.1%	-77.9	-2.1%	-123.1	-3.2%	-114.2	-2.7%
Sales volumes	+394.4	+2.7%	+215.7	+6.3%	+212.6	+5.9%	+11.5	+0.3%	-45.3	-1.1%
Price/Mix	+486.7	+3.2%	+62.7	+1.7%	+112.0	+2.9%	+116.4	+3.2%	+195.5	+4.9%
Change in Group structure	-60.5	-0.4%	52.3	1%	81.8	2%	37.2	1%	-231.7	-5.5%


MICHELIN
A better way forward

Changes in sales by business segment

Net sales	2004 (In EUR Million)	2004/2003
Group	**15,688.8**	**+2.1%**
Passenger Car / Light Truck	7,527.7	+0.9%
Truck	4,220.6	+6.4%
Other Operations	4,846.2	(0.3%)
Inter-segment eliminations	-905.7	(1.0%)

Inter-segment eliminations, which primarily concern sales generated by the Group's distribution networks in Trucks and Passenger Cars-Light Trucks, are shown separately.

By business segments, tire markets and Michelin's sales volumes show the following trends:

Passenger Car / Light Truck(4)

Passenger Car and Light Truck net sales were up +0.9% (OE and Replacement)

Sales volumes were flat (-0.1%) for the full year 2004, with +1.8% for replacement and -4.7% for original equipment. Sales volumes were in line with the markets, except for original equipment in North America.

Passenger Car/ Light Truck	Total	Replacement market Unit sales	Replacement Market	Original Equipment Unit Sales	Original Equipment Market
(in units sold) Full year 2004/2003					
Total	-0.1%	+ 1.8%	N/A	- 4.7%	N/A
Europe		=	+ 3.3%	+	+ 0.9
North America		-	+ 1.6%	- -	-0.5

Passenger Car/ Light Truck	Total	Replacement market Unit sales	Replacement Market	Original Equipment Unit Sales	Original Equipment Market
(in units sold) Q4 2004 / Q4 2003					
Total	-3.7%	-3.9%	N/A	- 3.3%	N/A
Europe		=	- 1.7%	+ +	+ 0.3
North America		- -	+ 1.0%	- -	-0.6
Other Regions	↗	↗	N/A	↗	N/A

(4) Change in sales reporting policy
In light of the competitive environment, Michelin adopted on January 1st 2004 a new presentation for its sales reporting.
The Group believes that it is in the best interest of its shareholders to be consistent with industry-wide reporting standards.
Accordingly, Group sales variations compared to the market are expressed in qualitative terms as follows:

Assumption of Michelin's sales volumes performance versus market	New presentation	
Δ > 2.5%	++	Market share gain
0.5%< Δ <2.5%	+	Market share gain
- 0.5%< Δ <0.5%	=	In line with market
- 2.5%< Δ <-0.5%	-	Market share loss
Δ <-2.5%	- -	Market share loss

In Europe, although Group replacement sales increased in line with the market, Michelin outperformed market growth in all targeted segments: high performance, SUV recreational, and winter. Michelin strengthened its positions in Western and Eastern Europe, gaining market share with Michelin, Kleber and BF Goodrich brands.

Significant growth in winter tire sales was achieved in Germany, Eastern Europe and Nordic countries through:

- confirmed product leadership (Alpin range ranked 3 stars in ADAC (Allgemeiner Deutscher Automobile Club) for the 3rd year in a row, successful launch of the X Ice range...)
- improved supply chain operations
- distribution operations, based on an ambitious European-wide marketing and sales plan.


MICHELIN
A better way forward

Truck

Truck Net Sales were up + 6.4% (OE +Replacement)

Sales volumes at the end of December 2004 were up 3.9%. Michelin took advantage of favorable replacement markets, gained replacement market shares and fulfilled all of its contractual commitments to OEMs.

Truck	Total	Replacement [5]	Replacement Market	Original Equipment	Original Equipment Market
(in units sold) 12 months to December 2004					
Total	+3.9%	+2.7%	N/A	+6.6%	N/A
Europe		+	- 0.5% [6]	- - [7]	+ 15.0% [8]
North America		+ +	+ 3.8%	- -	+ 35.1%

Truck	Total	Replacement [9]	Replacement Market	Original Equipment	Original Equipment Market
(in units sold) Q4 2004/ Q4 2003					
Total	-2.0%	+1.2%	N/A	-9.3%	N/A
Europe		+ +	- 3.6%	--	+ 19.4%
North America		+ +	+ 2.7%	--	+ 31.9%

5 New tires
6 Western Europe
7 Power unit + Trailers sales
8 Power unit market
9 New tires

In Europe

Michelin gained truck replacement market share in 2004 and the mix continued to improve especially in favor of Michelin-branded tire sales in Western Europe. and of high-tech products (Anti-splash, 70 and 55 series...). Retread sales increased +3.8% in Western Europe.

In Truck Original Equipment, Michelin carefully managed its supplies to fulfill all of its contractual commitments to Truck OEMs. Their unexpected additional needs were handled within Michelin's capacities to supply the replacement market.

In North America

Michelin strengthened its positions in the replacement markets in the US, Canada and Mexico, and captured new positions in large reference fleets; The Michelin X-One (innovative extra large tire for tractor units on driving axles) made a real breakthrough in 2004 in the US.

In Original Equipment, exceptional 35%market growth led the Company to decide to meet only a portion of demand growth in order to help satisfy the replacement market. These pressures on its supply chain translated into large back orders in the replacement market.


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Other Businesses

The third reporting segment's net sales were down -0.3%

This segment includes all other Michelin operations. The main reason for flat net sales was Eurofit's deconsolidation impact on the scope of consolidation. The segment's drop in the fourth quarter 2004 net sales was due to the fact that Viborg's sales in 2003 were consolidated in one shot in the fourth quarter. The Specialty Tire Division, for its part, posted a + 8.3% sales volume increase.

Other Tire operations

Earthmover markets experienced double-digit growth in Original equipment and strong demand in replacement markets, although more subdued in Europe. Michelin beat historical output records in 2004. This, however, was insufficient to match the demand in Surface mining, Original equipment, and Growth segment (construction, harbor, quarries etc.). Lack of supply was an industry-wide issue. Net sales increased significantly, in spite of adverse exchange rate variations. Most supply agreements were renewed in 2004 for 2005 with major world OEMs and mining industries with increased prices to cover external inflationary costs (raw material among others).

Agricultural OE market dynamics were stronger than expected in 2004 both in North America and in Europe. This benefited Michelin sales volumes, but also generated pressure on its production capacities.

In the North American replacement market, the share of radial tires improved significantly in relation to Michelin's market share gains. Supply issues, however, prevented Michelin from gaining additional positions in Europe.

In Two Wheels, it is worth mentioning motorbike replacement markets recorded healthy growth rates, especially in the US (10%) and in Europe (3%), which allowed Michelin to capitalize on its new Pilot Power product range for the sports segment.

In Aircraft, in spite of the recovery of commercial aviation and special orders for military aircraft, the depreciation of the dollar against the euro weighed on Michelin's net sales in 2004.

Tire distribution networks

With respect to distribution, Euromaster's re-focusing on its core business was completed. The company exited the least profitable business segments, as part of the execution of its recovery plan. Consequently, net sales were flat year on year. Viborg companies have now been fully integrated.

In North America, TCI net sales were slightly down versus 2003.

Steel wheel

Lastly, the Steel Wheel manufacturing business reorganization proceeded more quickly than planned. Net sales stood at EUR 276 million.

On February 16, 2005, the planned sale of this business to Mefro Group, the German specialist in this field, was made public. Mefro specializes in steel wheel manufacture and sales, and combined Mefro and Michelin steel wheel operation would rank as Europe's number 1 player in this field.


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Main currency changes

In 2004, the euro continued to strengthen against the Group's main billing currencies except against the pound.

The most significant currency changes that hit the Group concerned the US dollar, which depreciated 9% against the euro.

THE US DOLLAR LOST 9% AGAINST THE EURO.

Currency / EUR	Average rate 2004	Average rate 2003	Change (currency / EUR)
USD/ EURO	0,80390	0,88336	-9.0%
CAD/ EURO	0,61856	0,63199	-2.1%
MXN/ EURO	0,07123	0,08182	-12.9%
BRR/ EURO	0,27504	0,28805	-4.5%
GBP/ EURO	1,47336	1,44484	+2.0%
JPY/ EURO	0,00744	0,00763	-2.5%
THB/ EURO	0,01998	0,02130	-6.2%

Over the period 2000 – 2004, the Euro appreciated versus all main currencies for the last 4 years.


1, 8
1, 6
1, 4
1, 2
1
0, 8
0, 6
0, 4
0, 2
0
GBP/EURO
USD/EURO
CAD/EURO
BRR/EURO
Average rate 2001
Average rate 2002
Average rate 2003
Average rate 2004

Net sales by region

	First-half 2004		Second-half 2004		2004	
	In EUR million	H1 04/ 03 change	In EUR million	H2 04/ 03 change	In EUR million	04/ 03 change
Group	**7,821.0**	**+6.4%**	**7,867.8**	**(1.9%)**	**15,688.8**	**+2.1%**
Europe	4,225.7	+9.4%	4,096.6	(1.6%)	8,322.2	+3.6%
North America	2,548.4	+1.3%	2,670.0	(4.5%)	5,218.4	(1.7%)
Other	1,046.9	+8.1%	1,101.2	+4.4%	2,148.1	+6.2%

As the dollar depreciated further versus the euro for the 3rd consecutive year, group Michelin North American sales dropped from 35% of total net sales to 33%, when compared with 2003.


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Breakdown of sales
at December 31, 2004
Europe 53%
North America 33%
Rest of the world 14%
2003 net sales breakdown
Europe 52%
North America 35%
Rest of the world 13%

North America: United States, Canada and Mexico

Other: Asia, South and Central America, Africa and the Middle East

Payroll costs and number of employees

	2004	2003	2002
Payroll costs (in EUR million)	**4,872**	**4,997**	**5,152**
Change compared with prior year	*(2.5%)*	*-3.0%*	
Excluding currency effects	*+1.6%*		
Average number of employees in fully consolidated companies	126,474	127,210	125,285

The average number of employees decreased from 127,210 to 126,474.

Payroll costs amounted to EUR 4,872 million compared to EUR 4,997 million, or a -2.5% decrease. Excluding currency effects, payroll costs increased by 1.6%. This resulted from a combination of the average percentage increase in salaries and the further decrease in number of employees.

As a percentage of sales, payroll costs decreased at 31.2% of net sales (compared to 32.5% in 2003 with current exchange rates).

Excluding currency impact & the impact of group structure changes, payroll costs as a percentage of sales dropped from 32.7% to 31.1%.

The breakdown of employees by region of the world can be described as shown below:

Breakdown of payroll by region


South America 4 %
Africa 2 %
Asia 8 %
North America 17 %
Weastern Europe 52 %
Controlled distribution 9 %
Eastern Europe 8 %


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Operating expenses

Purchases used in production

Purchases used in production include primarily:

- Raw materials used in finished tire production
- Non-Group finished products including the following:

- Non Group tires and products sold through our controlled distribution, i.ei.e., Euromaster and TCI also sell non-Group products
- Some tires are manufactured on behalf of Michelin by other tire manufacturers (off-take)

- Semi-finished products used in production
- Energy and spare parts
- Changes in inventory

At EUR 5,561 million, this represented an increase in absolute terms of EUR 188 million compared to 2003 (EUR 5,373m).

At constant exchange rates, the increase amounted to EUR 396 million (up+7.3%).

Purchases used in production breakdown is the following:

In EUR million	2004	%	2003	%	Variation
Raw materials used in production	-3,345	60%	-3,091	55%	+8.2%
Non-Group finished products	-488	9%	-453	9%	+7.7%
Semi finished products and spare parts	-1,740	31%	-1,785	35%	-2.5%
Change in inventory	+36	0%	-44	1%	-45%
Total	**-5,561**		**-5,373**		**+3.20%**

As a percentage of sales, purchases used in production amounted to 35.4% compared to 34.9% for 2003.

- 2004 raw material price hike was offset to a lesser extent than in 2003 by the dollar depreciation.
- Energy costs were further up as well
- The integration of Viborg into Euromaster 2003 accounts only included 9 months. Financial year 2004 included a full year. Viborg, as other controlled distribution operations sells non-Group products.

60% of purchases used in production were raw materials.

Raw materials consumption

At December 31, 2004 raw materials accounted for 21% of Michelin net sales compared to 20% in 2003 and 31% of cost of sales compared to 30% in 2003. (EUR 3,345 million in 2004 compared to EUR 3,091 million in 2003).

Raw material consumption costs were up + EUR 254 million (+8.2%) with:

- The cost of raw materials per kg in euros up 2.8%
- The cost of raw materials per kg in dollars up +16.0%

On account of the Group's procurement structure, and of the recording of prices on a weighted average price basis, raw materials are only integrated in the cost of sales between 3 to 6 months after their acquisition.


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Raw material procurement

The following figures relate only to raw material procurement and not to cost of raw materials consumed by Michelin in finished tire production.
Group raw material purchases in financial year 2004 were up +11.6% on 2003 excluding exchange rate and volume impact. Aggregate Group raw material purchases rose EUR 356m year-on-year.
The charge compared to 2003 stems mainly from charges in unit prices.
The volume breakdown by raw material purchased was as follows:

Natural rubber 28 %
Textile and steel cords 23 %
Synthetic rubber 22 %
Chemicals 12 %
Fillers 15 %

Raw material prices posted contrasted evolution:
- Natural rubber was up +16%
- Styrene was up +39%
- Butadiene was up +8,4%


in EUROS / Kg
" PROCUREMENT " _ _ _ _
" CONSUMPTION " ....
Consumption per unit price: +2.8% 04/03
2003
2004
Procurement per unit price: +5.6% 04/03
in USD / Kg
"PROCUREMENT" _ _ _ _
" CONSUMPTION " ....
"2004/2003 procurement purchase variation per unit: +16.2% "
2003
2004
2004/2003 consumption per unit variation: +16%
In EUROS / Kg
" PROCUREMENT " _ _ _ _
" CONSUMPTION " ....
Forecasts
2004
2005
Procurement per unit price 2005/2004 variation : +8.4%
Consumption per unit price : 2005/2004 variation : 7.6%


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To help better understand the impact of raw materials, the Group has elected to communicate on raw material price evolution excluding volume impact and at constant exchange rate;

On this basis, raw material impact on the operating margin amounted to EUR 360 million in 2004 (excluding the currency and volume factors) versus 2003.

Michelin believes that raw material prices should structurally remain at high levels in the coming years and therefore gears its operations and procurement to meet this challenge. One should factor in that most of the expected world GDP growth will originate from emerging countries (which will therefore increasingly represent a strong volume base) as well as the evolution towards more stringent environmental regulations. Consequently, this need may induce to switch to different materials in the future. It is fair to assume that tensions should remain when it comes to supply and demand.

For 2005, Michelin expects its raw material procurement costs to increase by another 13% at constant exchange rate, that is an additional EUR 400 million.

OTHER OPERATING EXPENSES

Third-party service providers, rentals, maintenance and repair, insurance premiums, training expenses, expenses for advertisement and communications, transportation of goods, travel expenses, bad debts write-offs and various general administration expenses.

Change in inventory

The seasonal nature of the tire business leads to inventory build up in the first half of the year in anticipation of the winter tire season and the 2nd half peak in demand for truck tires followed by destocking in the second half.

Compared to 2003, inventories posted a +EUR 89 million increase (+3.3%) and were up +EUR 149 million excluding exchange rate effect.

Although year on year, Group net inventories increased from 18.0% to 18.2% of net sales, this is purely the consequence of the surge in raw material prices. Excluding this factor, Group inventory and supply chain management actually improved.

As a % of net sales	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Net inventories	18.2%	18.0%	18.3%	20.9%	23.2%

Other operating charges

(In EUR million)	2004	2003	Variation
Other operating expenses	3,446	3,360	+2.5%
Excluding currency effects	+2.5%		

Other operating expenses were up 2.5%, at EUR 3,446 million. As a percentage of sales, they rose +0.3 point to 22.0% from 21.7% the previous year and were stable at 21.7% when excluding exchange rate effects.

It is worth mentioning the following:

• The European end-of-life tire management regulation entered into force in France at the start of 2004. The recycling costs are borne by Aliapur, a dedicated structure jointly controlled by the 7 tire manufacturers operating in France. Aliapur then bills these costs to the tire producers. Consequently, Michelin bears additional extra expense compared to 2003.


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• The outsourcing of IT both in Europe and North America had a positive effect on pay-roll costs but impacted negatively the other expenses.

• Road and sea freight insurance premiums and energy costs continued to rise in 2004.

• A number of Group general expenses are "head office" expenses which are euro-denominated and therefore benefit proportionately less from dollar depreciation.

Depreciation and amortization

(In EUR million)	2004	2003	Variation
Depreciation and amortization	798	819	(2.6%)
Excluding currency effects	*(2.6%)*		

Excluding the effect of exchange rates, this item was down -2.6% compared to 2003.
In % of sales, depreciation and amortization represented 5.1% versus 5.3% for 2003.
Capital expenditure represented 7.1% of net sales compared with 7.3% in 2003.

Operating income

	2004			2003	
	EUR million	% of sales	2004/2003	EUR million	% of sales
Like-for-like operating income	1 299.1	8.3%	+13.7%	1 143.1	7.4%

Operating income rose +13.7%

At EUR 1,299 million, operating income improved significantly and reached its highest level ever. At current exchange rates, operating income rose +13.7% and was up +17.6% at constant exchange rates.

At 8.3%, operating margin posted a visible improvement versus 2003: it was 0.9 point above that of last year.

In 2004, Michelin was faced again with a very challenging environment:

• As was the case in 2003, the main negative factors were further increases in external costs, raw materials in particular:

- These costed an extra – EUR 452 million.

- Of which -EUR 360 million due to raw materials (at constant exchange rate). That increase represented 2.8 points of operating margin. Since 2000, the aggregate raw material price hike costed Michelin EUR 750 million, which represents a 40% increase.

• Even though Michelin is relatively immune to exchange rate variations owing to its broad presence worldwide and balanced geographical breakdown as between sales and production, the appreciation of the euro versus the dollar had a slightly negative impact (EUR -38 million).

• The change in scope of consolidation in connection with Eurofit had

a -EUR27 million negative impact. (Jointly controlled operations with Continental in Eurofit (fitted assemblies) that had been fully consolidated so far were accounted for using the equity method, in order to prepare for future IFRS standards.)


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These negative impacts were more than compensated by the volume and price mix impact:

• Price mix improvement accelerated in 2004. This clearly illustrates the successful implementation of Michelin's focused growth strategy initiated several years ago and was combined with Michelin's introduction of necessary price increases across the board.

• Simultaneously strict fixed cost control was maintained. Consequently, price/mix improvement generated an additional EUR487m versus 2003. Since 2000 aggregate price/mix improvements generated a positive EUR770m contribution to operating income.

• The volume impact had a positive impact of +EUR186 million.

To sum up, the different impacts on the operating result compared to 2003 were the following:

• Exchange rate:	- EUR38 million	-0.1%
• Scope of consolidation	- EUR27 million	-0.2%
• External costs*	- EUR452 million	-3.1%
• Price mix	EUR 487 million	+3.2%
• Productivity	EUR 186 million	+1.1%
• Total	**EUR 156 million**	**+0.9%**

* including raw materials EUR 360 million

Factors contributing to changes in operating margin


2003 Margin
7.4 %
Exchange rates
-0.1 %
Price/mix effect on net sales
3.2 %
External costs*
-3.1 %
Productivity
1.1 %
Scope
-0.2 %
2004 Margin
8.3 %

**including Raw materials - 2.8 %*


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Operating income by business segment

Since 2000, Michelin has been reporting along three segments:

• Passenger car - Light Truck Tires

This business segment develops, produces and sells tires for passenger car and light truck tires as well as for competition vehicles across the globe.

• Truck tires

The Truck tire segment develops, produces and sells on a worldwide scale tires for trucks weighing over 6 tons.

• Other businesses

This segment groups together the remainder of the Group's businesses: Specialty tires, controlled distribution networks, maps & guides, ViaMichelin.

• As of January, 1st 2005, Michelin has elected to improve its segment reporting.

The Group has chosen to adjust the presentation of its segment information in order to match it more closely to its industrial and commercial organization and project a more consistent picture of its value chain. Tire distribution operations will henceforth be grouped – for segment reporting purposes – with the main production operations.

- Meanwhile, a " specialty business(es)" reporting segment has been created, covering other operations: Specialty tires, Wheels, Maps and Guides, ViaMichelin and Michelin Lifestyle.

Analysis of operating income

All business segments contributed to the improvement of the Group operating margin: It is worth stressing the improvement of "Other Businesses" which posted the strongest margin growth since 2000: +1.3 point compared to 2003.

	Operating income					Operating margin (% of sales)	
	2004		2003		2004/2003	2004	2003
	millions of euros	% of total	millions of euros	% of total			
Passenger Car / Light Truck	731	56.3%	664	51.1%	+10.1%	9.7%	8.8%
Truck	548	42.2%	521	40.1%	+5.2%	13.0%	13.1%
Other businesses	20	1.5%	(42)	(3.3%)	+148.6%	0.4%	(0.9%)
Group total	1,299	100.0%	1,143	100.0%	+13.7%	8.3%	7.4%


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Analysis of Operating Income in the Passenger Car / Light Truck Segment

At 9.7%, the operating margin was up 0.8 point compared to 2003. Even with flat net sales, the operating result grew 10.1% at EUR 731 million compared with EUR 664 million in 2003. Operating in an environment made up of contrasted tire markets and further raw material price increases, PCLT's good operational performance is a result of:

- Further improvement of the product mix (top of the range tires, winter tires, etc.) , brand - mix (Michelin and BF Goodrich brand sales growth, other brand sales declined) and stronger replacement sales. This improvement occurred in mature markets as well as emerging ones.
- Firm pricing policy, which helped offset raw material price increases;
- Further progress in operational efficiency, in the West as well as in the East

Analysis of Operating Income in the Truck Segment

- Proportionally more prone to natural rubber and steel hikes, the truck segment was able to anticipate external costs rise by a strict control of fixed costs and timely price increases passed in all tire markets. Replacement markets remained supportive though markets slowed down in the second half. OE markets both in Europe and in North America remained buoyant. Good successes and significant progress were registered both in Europe and in North America in replacement and in retread. However, higher than expected surge in OE demand, especially in North America, created some unbalance between OE and replacement. Dogged by some capacity constraints, Michelin was not able to seize certain market opportunities. In this environment, the truck business was however able to maintain a high profitability level and grew significantly. At 13.0%, operating margin was stable compared to 2003 and the operating result evolved positively with a +5.2% progression at EUR 548 million.

Analysis of operating income from Other Businesses

Year on year, other businesses operating income improved significantly. It turned in a EUR20 million profit in 2004 against a -EUR42 million loss in 2003. Operating margin improved 1.3 point, to +0.4%. These achievements indeed show the turnaround in all of the businesses that make up this segment. Although still in the red, controlled distribution operations post a clear improvement: better intrinsic performance with positive developments at Euromaster where Viborg is now fully integrated; closer strategic and operational ties with both PCLT and truck tire businesses, in Europe as well as in North America.

Specialty Tires' operating income post significant improvement. This clearly derives from vigorous actions taken in earthmover tires: strict cost control and firm pricing enforcement in a still very challenging currency and raw material environment.

Successes in top-of-the range agricultural as well as in motor bike tires were all contributors. In other businesses, it is worth noting ViaMichelin net sales growth.

Wheel business

The restructuring of the activity implemented over the past few years allowed the wheel business to register significant improvement.

The planned transfer to the German family-owned Mefro was made public mid February 2005. It offers this century-old business an opportunity to grow further as part of a group which, thanks to this acquisition, would become a clear leader in its field in Europe.

This segment includes other tire businesses (for earthmovers, agricultural machines, bicycles and motorcycles and aircraft); maps and guides and ViaMichelin; distribution businesses and tire services in both Europe (Euromaster) and North America (Tire Centers LLC (TCI); suspension systems, wheel and fitments.


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Operating Income by Reporting Segment


9,6 %
8,9 %
9,7 %
12,4 %
13,1 %
13,0 %
2002
2003
2004
-0,5 %
-0,9 %
0,4 %
7,8 %
7,4 %
8,3 %
Passenger Car /Light Truck
Truck
Other businesses
Group

For information purposes, the operating result and operating margin in French GAAP of the new segment reporting is as follows:

	Operating result		Operating margin
	2004		2004
	millions of euros	% of total	
Segment reporting 1 (SR1)	757	58.3%	9.1%
Segment reporting 2 (SR2)	505	38.9%	10.3%
Segment reporting 3 (SR3)	38	2.9%	1.4%
[illegible] total	1,299	100.0%	8.3%

(SR1) : passenger car and light truck activities + related activities
(SR2) : Truck activities + related activites
(SR3) : Earthmover, agriculture, two wheel, aircraft tires, maps and guides, ViaMichelin, Michelin Lifestyle, Wheels

Operating income by function

(In EUR million)	2004	% of sales	2003	% of sales
Net sales	**15,689**	**100%**	**15,370**	**100%**
Cost of sales	10,819	69.0%	10,559	68.7%
Gross margin	*4,869*	*31.0%*	*4,811*	*31.3%*
Selling, general and administrative expenses	3,570	22.8%	3,668	23.9%
Operating income	*1,299*	*8.3%*	*1,143*	*7.4%*
Net income	**527**	**3.4%**	**329**	**2.1%**

Selling, general and administrative costs as well as overheads include the distribution business. All entries in connection with employee benefits were charged to operating income.

In % of sales, the cost of sales increased by 0.3 point. This increase can mainly be explained by the negative impact of raw materials (+EUR 254 million). Consequently, Gross Margin, at 31% of net sales is slightly down when compared with 2003.

Although most of the costs are in Euro and the dollar depreciation had only a limited impact, selling and administrative costs as well as overheads were down -2.7% compared on 2003, thanks to strict cost containment.


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Research and development costs

(In EUR million)	2004	2003	2002	2001
R&D costs	674	710	704	702
% of sales	4.3%	4.6%	4.5%	4.4%
Variation	(5.1%)	+0.9%	+0.3%	+8.9%
Increase / Decrease in sales	+2.1%	(1.8%)	(0.8%)	+2.5%

In 2004, Michelin spent EUR 674 million in R&D, or 4.3% of net sales compared with 4.6% in 2003. The 5.1 % decrease versus 2003 reflects impact of exchange rate variations as well as natural changes from one period to the next as a result of project advancement.

Michelin has one of the highest levels of R&D spending in the tire industry.


4.4%
4.5%
4.6%
4.3%
2.6%
2.8%
2.3%
2.9%
3.0%
3.1%
Michelin
Goodyear
Bridgestone
2001
2002
2003
2004

* Based on published accounts, 2004 Goodyear and Bridgestone data not yet available

Net interest income/expense

(In EUR million)	2004	2003	2002
Interest income and expense	(195)	(212)	(209)
Exchange gains and losses	(4)	(2)	(50)
Amortization and net movements in allowances	(14)	(11)	(2)
Total	**(213)**	**(225)**	**(260)**

Net debt decreased EUR 217 million at EUR 3,223 million compared to EUR 3,440 million at the end of 2003. The combined evolution of a positive currency impact and the decrease in net debt explains a 5.2% decline in net interest expense.

The average debt cost was 5.9% in 2004 compared to 6.1% in 2003.


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Non-recurring items

(In EUR million)	2004	2003	2002
Net gains / losses on disposals of fixed assets	10	29	69
Restructuring measures	(55)	(192)	(17)
Potential loss concerning the wheel activity	(108)	0	0
Other non-recurring items	(53)	182	23
Non-recurring items, net	**(206)**	**19**	**75**

In 2004, the Group reported a non-recurring loss of EUR 206 million compared with a non-recurring gain of EUR 19 million for 2003.

• Restructuring measures accounted for a non-recurring loss of EUR 65 million to EUR 193 million in 2003 including:

- A EUR 21.3 million provision for the progressive early retirement plan (PRP) introduced in France in the first half.

• A EUR108 million provision was booked to cover a potential loss on the planned sale of Michelin's stake in the wheel business.

• EUR 10 million transition cost further to the new Union contract signed with USWA at Uniroyal Goodrich's North American facilities.

Income tax

In EUR million	**2004**	2003	2002
Total tax	**316**	**262**	**382**
Current tax	275	144	246
Withholding tax	23	18	22
Deferred tax	18	100	114
Effective tax rate	37,50%	44,30%	38,40%

Income tax amounted to EUR 315.8 million against EUR 261.4 million in 2003.

The Group's average effective tax rate was 37.5% at December, 31 2004 compared to 44.3% in 2003. In 2003, the high tax rate stemmed from the fact that most of Viborg goodwill was mostly not tax deductible.

The 2004 improvement of the effective tax rate resulted from a better balance between loss-making and profit-making operations compared to 2003, together with Michelin taking advantage of R&D tax credit opportunities in France and Spain.


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Consolidated net income and net earnings per share

	12/31/2004	12/31/2003	Variation
Net income before minority interests (in EUR million)	**527**	329	+60.3%
Net income	**515**	318	+62.2%
Net earnings per share (in euros)	**3.59**	2.23	+61.0%
Average number of shares after dilution	**143,387,025**	134,580,905	
Treasury stock recorded under short term investments	**0**	155,392	
Shares cancelled during the year	**0**	0	

Consolidated net income amounted to EUR527 million, an increase of 60.3% versus 2003. Net income Group share stands at EUR 515 million compared to EUR 317.5 million in 2003. The main minority interests are in Thailand and China.

The sharp decline in net income at EUR329 million recorded in 2003 against EUR 615 million in 2002 resulted from Michelin's decision to fully amortize in one shot Viborg EUR 306.5million goodwill.

Pensions and other post-retirement benefits

Benefits

The notes to the consolidated financial statements at December 31, 2004 describe the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost.

Fully or partly funded plans

A number of schemes, for the most part in connection with retirement benefit obligations, are fully or partly funded under local regulation or through Michelin voluntary action. Minimum funding levels generally correspond to the discounted amount of future benefit obligations arising from previously accrued rights by virtue in particular of the w the United Kingdom. These obligations are recalculated each year by independent actuaries.

As at December 31, 2004, the situation of the relevant funds was as follows as compared with local minimum regulatory contributions:

As of the measurement date (December 31, 2004)	Plan assets (in euro m)	% of local regulations minimum funding requirement*	Expected return on plan assets 2004	Actual return on plan assets 2004	Average breakdown equities/ fixed income and other (**)
USA	1 727	95%	8,50%	10.0%	61%/39%
Canada	581	107%	8,00%	9.9%	67%/33%
UK	1 441	107%	6,75%	9.8%	61%/39%
Other	216	104%	5,91%	6.6%	11%/89%
Group total	**3 965**	**101%**	**7.63%**	**9.7%**	**59%/41%**

ABO in United States, Minimum Funding Requirement in UK

Note: provisional unaudited Group internal assessments


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After a strong recovery in 2003, following 3 bear years, the financial markets posted more moderate growth in 2004, but above the expected return of 7.6% used as the basis to assess the pension costs for the year (see table above).

Note that in so far as local law gives Michelin some room for manoeuver in weighing on investment fund policy, Michelin refrains altogether from placing any Group shares in the managed funds.

With reference to funds invested with insurance companies as well as other alternative investments, Michelin is not in possession of all information on the underlying assets. As at 31.12.2004 Michelin has only recorded, via a collective investment fund in Canada, an amount of CAD 154,289 in Group shares, that is an insignificant percentage of the global portfolio.

Michelin makes regular contributions to the pension funds, and always does so in line with local applicable regulations.

	EUR million (at average exchange rate)		
Contributions	2002	2003	2004
	346.9	133.4	219.6

In 2004, an exceptional contribution was made in the United States in an amount corresponding to EUR 68 million. Note that in 2002, two such exceptional payments were made, one in the United States, the other in Spain, in a total amount of EUR 220 million.

Unfunded obligations

As at December 31, 2004 the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations correspond to payments directly made by employers to employees on the vesting date. They correspond to supplementary pension benefit commitments under German, and Italian plans and certain Spanish plans, as well as payment of retiree leave benefits in France and retiree healthcare costs in the US and Canada.

They account for most of the sums recognized in the balance sheet, under provisions for a gross amount of € 2 278 million (Note 11).

Benefits paid under these plans in the last three years were as follows:

	EUR million		
Payments	2002	2003	2004
	195.0	186.9	164.1


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In light of the demographics of the personnel involved and of improved management of health cost increases, through introduction in particular of a cap on reimbursements for the American pension funds, and barring changes in local regulations, such payments should grow by a few per cents each year quite regularly. Over three years they account on average for 17% of the Group cash flow. Operating cash-flow is stated after deduction of above mentioned contributions and payments

Impact of periodic pension costs on operating income

Excluding exceptional items, benefit charges are recognized under "Payroll costs" in operating expenses.

	EUR million		
Operating income before impact of "benefits"	1565.8	1510.9	1645.6
Impact of "benefits"	340.6	367.8	346.5
Published operating income	1225.2	1143.1	1299.1

An analysis of note 13 shows that discounting costs (interest charges), that are not actual cash payments, account for the bulk of these charges.


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	2004	2003
FIXED ASSETS		
Goodwill	272,037	303,595
Intangible assets	155,410	163,184
Property, plant and equipment	5,769,872	5,663,491
Investments	514,497	412,348
Investments at equity	68,176	58,805
	6,779,992	6,601,423
CURRENT ASSETS		
Inventories	2,858,549	2,769,138
Trade receivables	2,920,236	2,984,501
Other receivables, prepaid expenses and accrued income	1,956,374	2,038,187
Cash equivalents	235,258	539,488
Cash	1,420,140	1,234,168
	9,390,557	9,565,480
TOTAL ASSETS	**16,170,549**	**16,166,903**

	2004	2003
SHAREHOLDERS' EQUITY		
Common stock (1)	286,774	286,774
Paid-in capital in excess of par (1)	1,839,640	1,839,640
Retained earnings (2)	2,475,491	2,200,946
	4,601,905	4,327,360
MINORITY INTERESTS	74,690	81,703
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,676,595	4,409,063
PROVISIONS FOR CONTINGENCIES AND CHARGES	2,988,721	3,006,360
LIABILITIES		
Subordinated debt	500,000	500,000
Long and short-term debt	4,378,723	4,713,516
Trade payables	1,598,724	1,552,745
Other payables, deferred income and accrued expenses	2,027,786	1,985,217
	8,505,233	8,751,480
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**16,170,549**	**16,166,903**
1) Parent company		
2) Including net income for the year	515,138	317,532


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Comments on the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with generally accepted French accounting principles, including standard CRC 99-02 published by Comité de la Réglementation Comptable dealing with consolidated financial statements.

(in EUR million)	Dec. 31,2004	Dec. 31, 2003 at Dec. 31, 2004 exchange rates	Dec. 31, 2003
Fixed assets	6,780	6,432	6,601
Current assets	9,391	9,398	9,566
Total assets	**16,171**	**15,890**	**16,167**
Shareholders' equity	4,602	4,271	4,327
Minority interests	75	79	82
Provisions for contingencies and charges	2,989	2,936	3,006
Debt and other liabilities	8,505	8,605	8,752
Total liabilities and shareholders' equity	**16,171**	**15,830**	**16,167**

The balance sheet was prepared on the basis of year end exchange rates. The further appreciation of the euro against the dollar generated a decline in several balance sheet items as compared with December 31, 2003.

For instance, working capital was down 21 million euros compared to December 31, 2004. This represents a -0.5% decrease.


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Property, plant and equipment and intangible assets

(In EUR million)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Property, plant & equipment and intangible assets, net	5,925	5,827	5,908
o/w property, plant & equipment	*5,770*	*5,664*	*5,772*

The increase originates in Michelin's strong capex over the past few years.

Fixed assets breakdown by business unit was the following

Fixed assets breakdown by business unit was the following:


Other
29 %
Passenger Car
47 %
Truck
24 %

Fixed asset regional breakdown was the following:


Other
13 %
North
America
26 %
Europe
61 %

Capital expenditure

Additions to property, plant and equipment and intangible assets totaled € 1,111 million compared to €1,243 million for the same period in 2003. Without the impact of the scope of consolidation, investment totaled €1,099 million. In 2004, Michelin's investment policy remained sustained and aimed at supporting its industrial policy and improving its industrial performance. Beyond adapting its industrial plant to market changes, Michelin Group invested in both maintenance and productivity improvements of its European and North American facilities.

Capex were balanced between productivity investments (1/3), maintenance and adaptation of capacities (1/3) and new capacities (1/3).

New capacity investments were mainly geared towards emerging markets, which have significant future potential growth.

The main capital expenditure projects related to capacity increase in Shenyang & Shanghai (China), Thailand, Davydovo in Russia, Zalau (Romania).

Financial investment

In the course of 2004, Michelin Group conducted limited acquisitions of minority stakes in other tire manufacturers for a total of EUR 65 million.

This chiefly involved:

• Acquisition of 10% stake in Indonesian and ASEAN* No 1 tire manufacturer Gajah Tunggal for a price of USD 25 million.

• Acquisition of a 14.9% stake in the Indian truck tire leader Apollo Tires for a price close to USD 30 million. This was done in the wake of the joint venture set up with Apollo Tyres in 2003 to manufacture radial truck tires for the Indian market.

* ASEAN : Association of South East Asian Nations: Free trade agreement between Brunei, Cambodia, Indonesia, Laos, Malaysia, Thailand, Singapour, Vietnam, and Myanmar.


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Working Capital Requirement

WCR was down EUR 21 million compared to December 31, 2004. This represents a -0.5% decrease.

Changes compared to 2003 are summarized below

(In EUR million)	Dec.31 2004	Dec. 31, 2003	Total variation	Currency effect	Move-ment
Inventories	2,859	2,769	89	(59)	149
Trade receivables	2,920	2,985	(64)	(60)	(5)
(Trade payables)	(1,599)	(1,553)	(46)	15	(61)
Operating working capital	**4,180**	**4,201**	**(21)**	**(104)**	**83**

At current exchange rates, Group working capital requirements represent 26.6% of net sales compared with 26.9% in 2003 including:

	2004	2003	Currency effect	Movement
Inventories	18.2%	18.0%		
Receivables	18.6%	19.0%		
Trade payables	-10.2%	-10.1%		
Total	26.6%	26.9%	-0.7%	+0.4%

The Eurofit change of consolidation (impact on working capital: EUR -11million) and euro appreciation (-€104 million impact on working capital) both had a positive impact and account for the bulk of the improvement of working capital.

Conversely, sharp raw material increases had a negative impact on inventory.

Inventories

As a % of net sales	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Net inventories	**18.2%**	**18.0%**	**18.3%**	**20.9%**	**23.2%**

High raw material costs explained the increase both in nominal value (from EUR 2769 to 2859 million) and in % of sales (from 18% in 2003 to 18.2% in 2004). Consequently, excluding raw material price increases, finished product inventories demonstrate Michelin's improved supply chain management.

At constant exchange rates, inventories rose from 17.6% a year ago to 18.2%

Inventories in % of sales


2001 2002 2003 2004
21%
18%
18%
18.2%
17%
17%
16%
16%
14%
15%
Michelin
Goodyear
Bridgestone

Based on published accounts. Financial Year 2004 data were not available for Goodyear and Bridgestone


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Trade receivables

	Dec. 31, 2004	2004/2003 variation	Exchange rate	Cash	Scope of consolidation	Provision & amortization	Dec. 31, 2003
Trade receivables	3,033,288						3,110,766
Allowances	(113,052)						(125,765)
Net book value	**2,920,236**	**(64,265)**	**(59,710)**	**9,484**	**(24,948)**	**10,909**	**2,984,501**

At EUR 2,920 million trade receivables were down EUR 64 million on 2003.

Eurofit change of consolidation impact represented -EUR 25 million.

At constant exchange rates, receivables decreased from 19.0% of net sales in 2003 to 18.6% in 2004.

Receivable securitization programs are regular and traditional sources of finance. Since 2000, Michelin's securitization programs are fully consolidated in its balance sheet. As of December 31. 2004 securitized receivables amounted to EUR 675m.

Shareholders' equity

Shareholders' equity including minority interests rose 6.0% compared to December 31, 2003. Excluding exchange rate variations, the increase would represent +7.5%.

Financial year 2004 dividends paid amounted to EUR185 million. This amount includes dividend paid to CGEM shareholders (EUR133 million), dividend tax ("précompte mobilier" for EUR 37 million), and dividend paid to minority shareholders (EUR 15 million). The net equity increase amounted to EUR 268 million (+6.1%).

Changes in shareholders' equity and minority interests (in millions of euros) are reflected in the table below:

	Common stock	Paid-in capital in excess of par	Retained earnings	Cumul. Translation adjust.	Net income	Shareholders' equity	Minority interests	Total
At December 31, 2002	***283,585***	***1,806,789***	***2,538,160***	***(880,501)***	***580,803***	***4,328,836***	***173,431***	***4,502,267***
Issuance of shares	380	4,598				4,978	-	4,978
Employee share ownership plan	2,809	28,253	(10,323)			20,739	-	20,739
Dividends paid					(169,834)	(169,834)	(10,527)	(180,361)
Appropriation of undistributed income			398,816	12,153	(410,969)	0	-	0
2003 net income					317,532	317,532	11,330	328,862
Translation adjustment and other			(11,590)	(163,201)		(174,891)	(92,531)	(267,422)
At December 31, 2003	***286,774***	***1,839,640***	***2,915,063***	***(1,031,649)***	***317,532***	***4,327,360***	***81,703***	***4,409,063***
Issuance of shares								
Employee share ownership plan								
Dividends paid					(176,501)	(176,501)	(8,805)	(185,306)
Appropriation of undistributed income			107,439	33,592	(141,031)			
2004 net income					515,138	515,138	12,025	527,163
Translation adjustment and other			(68)	(64,024)		(64,092)	(10,233)	(74,325)
At December 31, 2004	***286,774***	***1,839,640***	***3,022,434***	***(1,062,081)***	***515,138***	***4,601,905***	***74,690***	***4,676,595***


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Long and short-term debt

At EUR 3,223 million, Group net debt was down EUR -217 million (-6.3%) compared to December 31, 2003 (EUR 3,440 million). Excluding the effect of changes in exchange rates (-EUR 90m) and Group structure (-EUR 21m for Eurofit), the decrease was EUR -106 million or -3.1%. The net debt decrease can be explained as follows:

Net debt as of December 31, 2003:	**EUR**	**3,440 million**
• Operating cash flow (closing rate)	EUR	-1,330 million
• Working capital change	EUR	+16 million
• Capex	EUR	1,099 million
• Dividend	EUR	185 million
• Exchange rate	EUR	-90 million
• Scope of consolidation	EUR	-21 million
• Other	EUR	-76 million
Net debt as of December 31, 2004:	**EUR**	**3,223 million**

As a matter of policy, the Group does not include in the "long-term debt" category any contract providing for ratio or "material adverse change" clauses with respect to its own financial situation or "rating" as that could affect its ability to mobilize loans or affect their term. As at December 31, 2004, none such clauses featured in any Group borrowings whatsoever.

At December 31, 2004, duration split of Group net financial debt was the following:

	Total	< 1 year	1 to 5 years	> 5 years
At December 31, 2003	100.0%	5.8%	64.1%	30.1%
At December 31, 2004	100.0%	10.8%	57.6%	31.6%

Given the level of cash and cash equivalents and in order to optimize its financial cost, Michelin elected to pay down early some of its debt. Consequently, in 2004, Michelin bought back and cancelled EUR50m of its 2009 bond issue. It also brought its long-term undrawn, confirmed credit lines down to EUR1,577m versus EUR2854m a year ago.

The breakdown between debt in excess of 5 years and debt 1 to 5 years has been significantly modified as the $1bn Milux bonds have moved from +5 years to 1 to 5 years (reimbursement 16 April 2009). Milux is a subsidiary of Compagnie financière Michelin.

The average duration of debt decreased slightly from 6.0 years to 5.9 years.

The Group's net debt at December 31, 2004 breaks down as follows by maturity:

(In EUR million)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Total long and short-term debt	4,879	5,214	5,027
Portion due in more than one year	2,874	3,240	3,050
Portion due in less than one year	2,005	1,974	1,977
Liquid funds	1,655	1,774	1,209
Long-term undrawn, confirmed lines of credit	1,517	2,854	2,785
including subordinated credit lines	500	855	863


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Debt breakdown by currency nature


Other currencies 19 %
dollar zone 9 %
European currencies 72 %

Michelin's debt is mainly euro denominated. As most of the debt is European currency-denominated, US$ depreciation had a marginal impact on interest expenses.

Schedule of long-term net debt and undrawn credit lines


Undrawn credit lines and financial debt > 1 year
(in EUR million)
Debt Total > 1 year = EUR 2,874 million
Undrawn credit lines total > 1 year = EUR 1,517 million
Financial debt > 1 year
undrawn credit line
1 500
1 000
500
0
2006
2007
2008
2009
2010
2011
2012
2013-2033

Ratings

At December 31, 2004, Standard & Poor's and Moody's ratings for the Group remained unchanged on last year:

		CGEM	CFM	MFPM
Short term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long-term	Standard & Poor's	BBB+ *	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Negative	Negative	Negative
	Moody's	Stable	Stable	Stable

*Issuer rating

Net debt-to-equity ratio

The Group's net debt-to-equity ratio at December 31, 2004 stood at 0.69, down from 0.78 a year ago.

The Group also monitors its Ebitda/Net debt ratio, which provides it with a dynamic view of its debt. At December 31, 2004, EBITDA/Net debt ratio stood at 63.4% compared with 57.9% in 2003.

EBITDA/ net debt constantly improved for the last 3 years.

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Net debt (in EUR million)	3,223	3,440	3,818
shareholders' equity (in EUR million)	4,677	4,403	4,502
Net debt-to-equity ratio	0.69	0.78	0.85
Ebitda (*) / Net debt ratio	63.4%	57.9%	51.8%

(*) including provision reversals


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Cash flow & Free cash flow

Michelin Group - In EUR thousand	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	**527,163**	**328,862**
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
- Depreciation and amortization	839,851	1,162,520
- Allowances, provisions and deferred taxes	(38,321)	(87,145)
- Net gains on disposals of assets	39,454	8,371
- Other	(15,228)	(5,240)
Cash flow	**1,352,919**	**1,407,368**
- Change in inventories	(175,035)	(43,059)
- Change in receivables	(9,484)	14,081
- Change in payables	59,679	44,420
- Other changes in working capital	108,862	119,342
Net change in working capital	**(15,978)**	**134,784**
Cash flows from operating activites	**1,336,941**	**1,542,152**
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment and intangible assets	(1,116,781)	(1,117,798)
- Additions to investments	(170,807)	(305,199)
Total	**(1,287,588)**	**(1,422,997)**
- Proceeds from disposal of property, plant and equipment and intangible assets	91,958	100,586
- Proceeds from disposal of investments	64,947	76,333
Total	**156,905**	**176,919**
Net investment for the period	**(1,130,683)**	**(1,246,078)**
Impact of changes in Group structure	**(11,839)**	**14,884**
Net change in working capital	**31,916**	**(11,469)**
Cash flows from investing activites	**(1,110,606)**	**(1,242,663)**
CAHS FLOWS FROM FINANCING ACTIVTIES		
Employee share ownership plan	0	20,739
Expenses related to the stock-for-stock offer	0	(645)
- Dividends paid to parent company shareholders	(133,312)	(130,692)
- Other dividends paid	(51,994)	(49,669)
Total	**(185,306)**	**(160,267)**
Change in long and short-term debt	**(187,629)**	**513,936**
Net change in working capital	**33,252**	**(46,811)**
Net cash (used) provided by financing activities	**(339,683)**	**306,858**
Effect of exchange rate changes on cash and cash equivalents	(4,910)	(41,759)
Change in cash and cash equivalents	**(118,258)**	**564,588**
Cash and cash equivalents at beginning of period	**1,773,656**	**1,209,068**
Cash and cash equivalents at the period-end	**1,655,398**	**1,773,656**
Including - Cash	1,420,140	1,234,168
- Cash equivalents	235,258	539,488


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At 8.6% of sales, Michelin's operating cash flow remains significantly above the industry average.

Operating cash flow factors in "pay as you.go" expenses in unfunded benefit obligations as well as pension funds contributions. Financial Year 2004 total payments reached EUR 384, versus EUR320m a year ago. This increase, which can be explained by Michelin making a EUR68m advance payment to its US pension funds, accounts for the slight decline in operating cash flow year on year. One should also note that cash out related to tax rose 91% in 2004 compared to 2003.

	2004	2003	2002
Tax total	**316**	**262**	**382**
Current tax	275	144	246
Withholding tax	23	18	22
Deferred tax	18	100	114

Free cash flow calculated using the average exchange rate for the year and taking into account the change in scope of consolidation amounted to EUR 226 million compared with EUR 299 million in 2003.

(In EUR million)	2004	2003
Cash flow	1,353	1,407
Change in operating working capital	(16)	135
Net investment for the period	(1,111)	(1,243)
Free cash flow	**226**	**299**

Cash flow using the closing exchange rate was EUR 1,330 million and was used the following way:

Uses of funds		Sources of funds	
Net capital expenditure	1,099	Cash flow	1,330
Dividends paid	185		
Other	30		
Increase in working capital	16		
	1,330		**1,330**


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Figures at closing rate.

The reconciliation between Sales and Free-cash flow at closing rate using the direct method was the following:

In EUR million	**2004**
Sales	**15,689**
Other revenues	+511
Cost of goods sold	-5549
Other charges	-8.608
Operating cash flow	+2.043
Financial result without provision	-199
Non-recurring items w/o provision	-193
Corporate Tax	-298
Cash flow (average rate)	**1,353**
Exchange rate variation (average/closing rate)	-23
Cash flow (closing rate)	**1,330**
Working capital change	-16
Net investment for the period	-1099
Free cash-flow (closing rate)	**+215**

Working capital change in terms of cash at closing exchange rate between 31.12.03 and 31.12.04 can be described as follows:

	Cash out (-) Cash in (+)	Exchange rate	Scope of consolidation	Provision Amortization	2003/2004 Variation
Stock variation	-175	59	19	7	-89
Receivable variation	-9	60	30	-17	64
Supplier variation	60	15	-32	3	46
Sub total	**-124**	**134**	**17**	**-7**	**21**
Other variation	108				
Total	**-16**				

(1) Other variations include tax, accrued interest variation...


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The reconciliation between Sales and Free-cash flow at closing rate using the indirect method was the following:

In EUR million	**2004**
Sales	**15,689**
Net income before minority interest	**527**
Depreciation and amortization	840
Provisions and deferred taxes	-38
Net gains on disposal of assets & other	24
Cash flow (average rate)	**1,353**
Exchange rate variation	-23
Cash flow French Standards (closing rate)	**1,330**
Net change in working capital	-16
Net investment for the period	-1099
Free cash-flow (closing rate)	**+215**
Working capital change	-16
Net investment for the period	-1099
Free cash-flow (closing rate)	**+215**

Cash out for pensions and other benefits

Contribution to mutual funds and direct payment to employees represent the Group cash out for pensions and other benefits.

In EUR million (at average exchange rates)

Contribution	**2004**	**2003**	**2002**	**2001**
	219,6	133,4	346,9	78,5

Contribution by the Group to mutual funds amounted EUR 219.6 million in 2004. Most of the increase related to Michelin making a EUR68m advance payment to its US pension fund. As a reminder, 2002 exceptional payments amounted to EUR220m.

In EUR million (at average exchange rates)

Payments	**2004**	**2003**	**2002**	**2001**
	164,1	223,5	195,0	190,2

Payment by the Group directly to the Michelin employees amounted to EUR164.1 million, down significantly on 2003. The total cash out for benefits amounted to EUR 383.7 million in 2004 (average exchange rate). By using the closing exchange rate, benefits cash out amounted to EUR 363.3 million.

The reconciliation of the cash out and the balance sheet is the following:

Provision in the balance sheet 31.12.03	**EUR**	**1,802 million**
Exchange rate variation	EUR	-44 million
Charges to allowances and provisions	EUR	334 million
Cash out	EUR	363 million
Provision in the balance sheet 31.12.04	**EUR**	**1,729 million**


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Economic Performance

Since 1993, Michelin makes a yearly assessment of its economic performance using the concept of the value creation.

To determine whether the Group is creating value, the actual risk adjusted return on capital employed (actual RAROC), corresponding to the cost of economic capital and debt, is compared with target RAROC. If actual RAROC is superior to target RAROC, it can be considered that the Group creates value.

The year 2004 saw for the first time since 1993 a refining of the method used. This has to do with accounting treatment of the provisions for employee benefit obligations, since the amounts involved have grown substantially over the years.

The related provisions, which were previously treated as a reduction in working capital requirements, are now treated as debt. As a result of this modification, for the calculation of the target RAROC we continue to apply 100% of shareholders equity to goodwill and intangible assets and 50% of shareholders equity for tangible and financial assets; however we now allocate 10% of shareholders equity to inventory and 8% to trade payables (compared with 25% to finance all working capital requirements previously).

Moreover, financial charges in connection with these provisions (interest costs) are now recognized in the effective return.

The other procedures are unchanged and we set forth below the calculations using the previous method to show the impact, relatively limited, induced by the change. With 15% after tax (base euros), the Group has retained a high level of return on economic capital. After taking into account local differences concerning the cost of funds and risk in the countries where the Group operates, the average after tax rate required to remunerate shareholders equity is 16.3% for 2004 using the new method (compared to 16.5% for 2004 using the previous method and 15.7% for 2003).

* former method
** new method

(in EUR million)	2000	2001	2002	2003	2004*	2004**
"standard" Economic capital	4 429.9	4 592.0	4 495.2	4 250.1	4 191.4	4 570.2
Average weighted cost of Economic capital	16.3%	16.0%	15.4%	15.7%	16.1%	15.9%
"standard" Financial Debt	5 183.1	5 225.7	4 974.5	4 544.3	4 345.3	6 249.1
Weighted average cost of debt	7.2%	6.1%	4.8%	4.3%	4.8%	4.5%
Capital employed	9 613.0	9 817.7	9 469.7	8 794.4	8 536.8	10 819.3
Target RAROC	**11.4%**	**10.7%**	**9.8%**	**9.8%**	**10.4%**	**9.3%**
Net income after tax	438.4	313.9	614.15	328.9	527.2	527.2
Interest expense	358.2	350.7	283.4	244.4	235.4	365.2
Actual RAROC	**8.3%**	**6.8%**	**9.5%**	**6.5%**	**8.9%**	**8.3%**

In 2004, using the new method, the effective rate was 1 point below the target rate, versus a 1.4 point spread using the previous method.

In as much as the rate of return on economic capital selected by the Group could appear somewhat arbitrary to some investors, the following table shows– for information purposes – results of the Target RAROC for 2004 with a 12, 13 and 14% rate, based on the weighted average cost of economic capital (euro base) of 15%.

Weighted average cost of economic Capital	12%	13%	14%	15%
Target RAROC	8.1%	8.5%	8.9%	9.3%

* Previous method ** New method


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Ten-year key figures and ratios

(In EUR millions)	2004	2003	2002	2001	2000
Sales	15,689	15,370	15,645	15,775	15,396
% change	2.1 %	(1.8%)	(0.8%)	2.5%	11.9%
Average number of employees	126,474	127,210	126,285	127,467	128,122
Payroll costs	4,872	4,997	5,152	5,242	5,137
% of sales	31.1%	32.5%	32.9%	33.2%	33.4%
EBITDA (1)	2,043	1,992	1,978	2,091	2,170
Operating income	1,299	1,143	1,225	1,040	1,162
Operating margin (2)	8.3%	7.4%	7.8%	6.6%	7.6%
Net interest expense	(213)	(225)	(260)	(321)	(314)
Non-recurring items, net	(206)	19	75	(29)	(76)
Including restructuring costs	(55)	(192)	(17)	(340)	(67)
Income before tax	880	590	997	644	729
Income tax rate	(316)	(261)	(382)	(330)	(290)
Effective tax rate	35.9%	44.3%	38.3%	51.2%	39.9%
Net income including minority interests	527	329	614	314	438
Net margin	3.4%	2.1%	3.9%	2.0%	2.8%
Dividends (3)	185	131	113	105	93
Net cash provided by operating activities (4)	1,337	1,542	1,534	1,263	1,017
Cash flow (5)	1,353	1,407	1,225	1,323	1,416
% of sales	8.6%	9.2%	7.8%	8.4%	9.2%
Capital expenditure (6)	1,117	1,118	967	1,150	1,201
% of sales	7.1%	7.3%	6.2%	7.3%	7.8%
Capital expenditure, net of disposals	1,025	1,017	809	1,089	1,091
Acquisitions of investments, net of disposals	106	229	62	(184)	166
Research and development costs	657	710	704	702	645
% of sales	4.2%	4.6%	4.5%	4.4%	4.2%
Net debt (7)	NA	NA	NA	NA	NA
Average borrowing costs	5.4 %	5.8%	6.2%	6.1%	6.5%
Shareholders'equity including minority interests (8)	4,677	4,409	4,502	4,326	4,155
Debt-to-equity ratio	NA	NA	NA	NA	NA
Net debt + securizations (9)	3,223	3,440	3,818	4,881	4,926
Debt-to-equity ratio including securization	69 %	78%	85%	113%	119%
EBITDA / Net debt	63.4%	57.9%	51.8%	41%	43%
Net cash provided by operating activities/Net debt	41.5%	44.8%	40.2%	30.6%	20.7%
Interest expense (10)	(213)	219	273	311	324
Interest cover (Operating income/interest expense)	6.1	5.2	4.5	3.3	3.6
Free cash flow (11)	226	299	637	309	(241)
ROE (12)	11.3%	7.3%	13.4%	7.4%	10.4%
Target Economic Profit (13)	10.0%	9.8%	9.8%	10.1%	11.4%
Actual Economic Profit (14)	8.4%	6.5%	9.5%	6.8%	8.3%
Per share data					
Net assets per share (15)	32.1	30.2	30.5	29.7	28.5
Basic earnings per share, as published (16)	3.59	2.22	4.28	2.20	2.96
Diluted earnings per share, as published (17)	3.59	2.22	4.28	2.20	2.96
P/E (18)	13	16	8	17	13
Net dividend per share	1.25**	0,93	0.93	0.85	0.80
Pay-out rate (19)	34.8 %	41,7 %	21.73%	38.6%	27.0%
Net dividend yield (20)	2.6 %	2,6 %	2.83%	2.3%	2.3%
Capital turnover rate (21)	189.0%	142,7 %	142.7%	108.3%	96.6%

**dividend proposal submitted to the Annual Shareholders' meeting on May, 20, 2005


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A better way forward

1999 proforma	1999*	1998*	1997*	1996*	1995*
13,763	13,763	12,486	12,149	10,861	10,078
10.2%	10.2%	2.8%	11.9%	7.8%	(1.7%)
130,434	130,434	127,241	123,254	119,780	114,397
4,756	4,684	4,359	4,110	3,786	3,698
34.6%	34.0%	34.9%	33.8%	34.9%	36.7%
2,127	2,138	1,875	1,869	1,742	1,474
1,207	1,233	1,073	1,094	1,060	869
8.8%	9.0%	8.6%	9.0%	9.8%	8.6%
(238)	(245)	(220)	(229)	(214)	(261)
(353)	(353)	46	20	(129)	11
(388)	(66)	(100)	(119)	(67)	(76)
538	557	881	866	681	601
(213)	(374)	(308)	(239)	(207)	(150)
39.7%	67.2%	34.9%	27.6%	30.3%	24.9%
325	182	574	627	474	451
2.4%	1.3%	4.6%	5.2%	4.4%	4.5%
87	87	137	112	80	57
1,014	1,034	1,079	1,380	1,032	ND
1,547	1,548	1,246	1,284	1,274	664
11.2%	11.2%	10%	10.6%	11.7%	6.6%
1,252	1,252	1,174	996	800	567
9.1%	9.1%	9.4%	8.2%	7.4%	5.6%
1,003	1,090	1,030	816	484	455
255	ND	ND	ND	ND	ND
589	NC	NC	NC	NC	NC
4.3%	NA	NA	NA	NA	NA
NA	3,798	2,752	2,564	3,480	3,994
9.4%	9.4%	12.7%	13.6%	10.9%	10.1%
3,838	4,294	4,208	3,955	2,656	1,974
NA	88%	65%	65%	131%	202%
4,329	4,474	3,274	3,121	3,800	4,256
113%	104%	78%	79%	143%	216%
47.2%	47.8%	57.2%	59.9%	45.8%	34.6%
23.4%	23.1%	32.9%	44.2%	27.2%	NA
419	419	416	425	415	430
2.9	2.9	2.6	2.6	2.6	2.0
(300)	(413)	(90)	465	510	74
8%	3.9%	13.7%	16.2%	18%	23.6%
11.2%	11.2%	11.7%	11.9%	ND	ND
5.3%	5.3%	10.5%	12.1%	ND	ND
26.2	29.5	28.3	26.8	20.3	15.6
2.10	ND	ND	ND	ND	ND
2.10	ND	ND	ND	ND	ND
19	NA	NA	NA	NA	NA
0.71	0.71	0.64	0.58	0.50	0.42
34.2%	62.6%	16.4%	12.6%	13.4%	11%
1.7%	1.7%	1.4%	1.1%	1.4%	1.3%
104.7%	104.7%	102.3%	106.1%	86.2%	74.1%

* Former accounting standards ** Based on recommended dividende

1. EBITDA: earnings before interest, tax, depreciation and amortization
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions and deferred taxes -/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt - cash and cash equivalents
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year
11. Free cash flow: cash flow - change in working capital - net capital expenditure
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above)
15. Net assets per share: net assets/ number of shares outstanding at December 31
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares - shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.A.: not applicable

N.AV.: not available

N.D.: not disclosed


MICHELIN
A better way forward

Stock market data

The Michelin share

- Euronext Paris - Eurolist - Local Equity - Compartiment A (Blue chips) - Euronext Deferred Payment Service
- ISIN : FR 0000121261
- Indices : CAC 40 - Euronext 100

Weight in the CAC 40 index = 1.06 %
Weight in Euronext 100 = 0.48 %
- Ethical indices : DJSW STOXX, Aspi eurozone
- Par value : 2 euros
- Transaction unit: 1
- Average daily traded volume: 742 311
- Market capitalization at 12/31/2004: 6 766 433 709.75 €

- Highest = EUR 47.80 on July 30th
- Lowest = EUR 34.82 on March 22nd
- Last quotation = EUR 47.19
- Change over the year : +29.71 %
- CAC index variation : +7.40 %
- Number of shares = 143 387 025
- Number of shareholders at 31/12/2004 = 191 531 including 67 231 employee shareholders.

Net earnings per share published

12/31/2004	12/31/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999*
3.59	2.23	4.28	2.20	2.96	2.10

*Proforma

Diluted net earnings per share

12/31/2004	12/31/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999*
3.59	2.23	4.28	2.20	2.96	2.10

*Proforma

Net dividend per share

12/31/2004	12/31/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999*
1.25[a]	0.93	0.93	0.85	0.80	0.71

*Proforma
(a) Dividend proposed to the shareholders meeting of May 20, 2005


Michelin
69
62
Bridgestone
Goodyear
23


CAC 40
191
186
Michelin

Michelin share and CAC 40 index closing prices (as of 12/31/2004)
The relevant Michelin share was called "B share" up to, and including, June 14, 1999.



Stock market data

In euros	2004	2003	2002	2001	2000	1999
Year-end price	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Price change over the period	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
High	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Low	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Market capitalization on 12/31 in billions of euros	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Year-end number of shares	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Average daily trading volume	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Breakdown of capital and voting rights at 12/31/2004

Ownership structure as of December 31, 2004	As a % of owned shares	As a % of voting rights
Individual shareholders	15.33%	24.12%
Employees - Stock Ownership Plan	2.10%	1.90%
Treasury stock	0.00%	0.00%
French institutions	36.32%	34.31%
Franklin Templeton	5.72%	4.89%
Wellington Management	5.11%	4.13%
Other foreign institutions	35.32%	30.65%


Michelin shareholders
at december 31,2004
Individual Shareholders 15.3%
Employes - Stock Ownership 2.1%
French institutions 36.4%
Franklin Templeton 5.72%
Wellington Management 5.11%
Other foreign institutions 35.4%
Voting rights
at december 31,2004
Individual Shareholders 24.1%
Employes - Stock Ownership 1.9%
French institutions 34.3%
Franklin Templeton 4.89%
Wellington Management 4.13%
Other foreign institutions 30.7%

• Shares held for more than four years by European Union member states, enjoy a double voting right.

Financial agenda

2004 Annual General Meeting of Shareholders . . . . May 20, 2005
Expected date of dividend distribution . . . . May 24, 2005
Net sales at March 31, 2005 . . . . April 26, 2005
First half 2005 results . . . . August 5, 2005
Net sales at September 30, 2005 . . . . October 24, 2005
2005 net sales . . . . February 2006
2005 annual results . . . . February 2006


MICHELIN
A better way forward

TRANSITION TO INTERNATIONAL FINANCIAL ACCOUNTING STANDARDS

Pursuant to:

- European Regulation 1606/2002 of July 19, 2002,
- The CESR *[Committee of European Securities Regulators]* recommendation of December 30, 2003,
- AMF *[Autorité des Marchés Financiers – French securities regulator]* recommendations of February 10, 2004 and July 2, 2004,
- CNC *[Conseil national de la comptabilité – French accounting standards board]* recommendation no. 2004-R-02 of October 27, 2004,

Michelin Group sets out hereafter the key information relating to adoption of IFRS in 2005.

1 Project management

Michelin Group set up a dedicated task force in the first half of 2002 to prepare for and manage the transition to IFRS.

Reporting to the Finance Department, the task force has since carried out a review of the standards, done impact studies, made changes to the IT systems and conducted personnel training in order to be able to prepare monthly IFRS consolidations from January 1, 2004.

The Annual Report 2002 included an update on the status of the project at that time.

The Annual Report 2003 included:

- A fresh update on the status of the work being carried out by the Group,
- A description and a calculation of the expected major impact of the switch with regard to employee benefits.

The work carried out by the task force was presented to the Managing Partners and the Audit Committee, and reviewed by the Group's auditors, resulting in the publication, on January 20 last, of a press release and a guide describing and measuring the impact of this switch on the consolidated balance sheet at January 1, 2004 and the statement of income of June 30, 2004.

2 Rules for the application of IFRS standards

2.1. General principles

The 2004 restated consolidated accounts were prepared pursuant to the IAS/IFRS accounting basis effective for financial year 2005 and in particular pursuant to the provisions of IFRS 1 regarding first time application of all IAS/IFRS standards.

The impact of the new accounting principles was allocated to shareholders' equity at the transition date, i.e. January 1, 2004 (opening date of first comparative period).

In addition, pursuant to the provisions prescribed by IASB, Michelin Group elected to apply IAS 32 and IAS 39 on financial instruments


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from January 1, 2005.As a result, in 2004, the financial instruments were measured and presented pursuant to the rules usually employed by the Group.

2.2. Rules for the application of IFRS 1

The general principle underlying IFRS 1 is retrospective application of all standards. Nevertheless, IFRS 1 lays down some rules for prospective application and provides for certain options.

Michelin Group used the following options provided for in IFRS 1:

Options	Used
Business combinations (IAS 22):	
- Retrospective application to acquisitions prior to transition date.	No
- Retention of the previous classification (acquisition or pooling of stakes)	Yes
- Recording of assets and liabilities not previously recognized.	No
- Elimination of assets and liabilities that do not meet the recognition criteria.	N/A
- Valuation of goodwill at the transition date at its net carrying amount under French standards, less any impairment losses.	Yes
- Subsidiaries not previously consolidated	N/A
Fair value or revaluation used as deemed cost:	
- Measurement of property, plant and equipment at their fair value.	No
- Retention of previous revaluations based on price indices.	Yes
Employee benefits:	
- Use the corridor approach involving the splitting of actuarial gains or losses restated at the transition date.	No
- Recognition of all cumulative actuarial gains or losses at the transition date.	Yes
Cumulative translation differences:	
- Reset translation differences to zero at the transition date by allocating them to equity	Yes
- Any gain or loss on subsequent disposal of these operations shall exclude translation differences that arose before the transition date	Yes
Compound financial instruments:	
- Split the liability and equity components.	N/A
Assets and liabilities of subsidiaries, associates and joint ventures:	
- Measurement of the assets and liabilities of entities that adopted IFRS before the Group.	N/A

N/A: Not Applicable

3 Major impact of adopting IAS/IFRS standards

The transition to IFRS standards has consequences in terms of measurement and in terms of presentation of Michelin's accounts.

3.1. Major impact in terms of measurement

Three standards have a material impact:

- IFRS 1, together with IAS 19 (employee benefits),
- IFRS 1, together with IAS 17 (finance leases),
- IAS 36 (impairment of assets).

3.1.1. Employee benefits (IAS 19)

This standard known as "first-time application" provides the opportunity of a fresh start for actuarial differences in employee benefits.

Since January 1, 2000, and in the absence of specific rules on employee benefits under French standards, Michelin has applied those set out in IAS 19.



The annual actuarial measurement of employee benefits is based on:

- Assumptions with regard to inflation, salary increases, return on assets or rates used to discount liabilities, assumptions that change from one year to the next;
- Gains or losses that arise between these assumptions and actual figures.

"Actuarial differences" resulting from these changes or gains or losses may be staggered in the statement of income (in personnel costs) over the working lives of the beneficiaries.

As part of transition to IFRS standards, and pursuant to the option provided in IFRS 1, Michelin elected to charge actuarial differences not yet recognized in the balance sheet at December 31, 2003 to IFRS opening shareholders' equity at January 1, 2004.

3.1.2. Finance leases (IAS 17)

With regard to finance leases, the Group has applied IAS 17 since it came into force on January 1, 1999. All lease agreements classified as finance leases since this date are thus recorded in the Group's balance sheet as fixed assets and debt.

The application of IFRS 1 led Michelin to review lease agreements signed prior to this date and to restate some of them.

3.1.3. Impairment of assets (IAS 36)

Under IAS 36, the amount in the balance sheet for intangible assets, property, plant and equipment and goodwill should not exceed the higher of the present value of future cash flows or the market value. This amount, referred to as the value in use, must be tested immediately upon indications that their may be an impairment loss, and reviewed at each accounting close. This test must be carried out at least once a year.

When IFRS standards are adopted, the concept of asset impairment applies for the first time to a new concept: cash generating units (CGUs). Michelin Group CGUs are based on the operational organization per market. They represent the smallest group of assets that generates cash flows largely independently of those generated by other groups of assets.

An impairment loss was therefore, recorded at the transition date where the recoverable amount of a CGU was lower than the net carrying amount of the intangible assets, property, plant and equipment and the residual goodwill allocated to it.

With regard to goodwill, under IFRS, the impairment loss calculation now replaces systematic straight-line depreciation.

3.1.4. Other standards

Other IFRS standards have either a limited impact or no impact on Michelin:

- Development costs (IAS 38)

IAS 38 lays down that companies that can show they simultaneously meet a list of six criteria must recognize research costs as an expense and capitalize development expenditure.

At Michelin, the development of finished products falls into two phases: first new product development, which takes place prior to approval by carmakers followed by further / ongoing development (subsequent to finished product certification) .

Switch to IFRS standards has no impact on Group development cost accounting since :

- Initial phase development (prior to carmaker certification and decision to market products) does not meet all 6 capitalization criteria set out in the standard .
- Further / ongoing product development subsequent to tire market distribution cannot, by definition, be capitalized.

Development costs thus continue to be recognized as an expense.


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• Securitization (IAS 27 & 39), intangible assets (IAS 38), financial instruments (IAS 32 and 39), stock options (IFRS 2),

These items continue to be accounted for in the same manner as under French standards:

- In fact, Michelin Group has been consolidating ad hoc securitization entities since January 1, 2000. Since then, receivables sold and securitized have been included as assets in the balance sheet and financing obtained in consideration recorded as debt.

- It should also be noted that Michelin has no intangible asset (such as market share) that does not meet the definition under IAS 38. Therefore, no intangible asset needs to be reclassified as goodwill.

- Finally, it should be noted that obligations relating to the identification, classification, measurement and presentation of financial instruments (IAS 32 and 39) will not be effective until January 1, 2005.

With regard to stock options, IFRS 2 provides for, amongst other things, the recognition as an expense (in payroll costs) of benefits arising from stock option plans granted after November 7, 2002.

3.2. Major impact in terms of presentation

The presentation of Michelin's financial statements is also affected by switch to IFRS standards and, in particular, by application of IAS 18 (sales), IAS 1 (balance sheet and statement of income) and IAS 7 (statement of cash flow).

The major impact is on the Group net sales.

3.2.1. Sales (IAS 18)

Under French standards, the definition of net sales was based on a fundamentally legal approach to the various types of billing.

For Michelin, the application of the IFRS substance over form concept in which the economic substance takes precedence over the legal form means that:

- The presentation of sales net of all rebates that can be directly allocated to them (cooperative advertising, merchandising, etc...);

- The reclassification, under other headings in the statement of income, of sales not directly related to the business (billing of semi-finished products, waste material or the provision of services).

To the extent that it only involves reclassifications, there is no effect on income from operations or on net income.

3.2.2. Impact on the presentation of the statement of income (IAS 1)

IAS 1 allows for:

- Earnings to be presented by nature or by function;

- The structure of the statement of income to be freely split between sales and net interest income (expense).

On the other hand, the concepts of operating income and non-recurring items are not covered by IFRS.

So as to maintain the transparency necessary for the assessment of its business activities and to facilitate comparability with its main listed competitors, Michelin made the following choices:

- To present the statement of income by function.

- To separately identify non-recurring items, with income from operations before and after non-recurring items.

However, since the 2004 accounts under French standards were presented by nature, the 2004 earnings reconciliation table has been prepared by nature.

The 2005 IFRS statements of income at June 30 and December 31 will be published by function, with comparatives for the corresponding 2004 periods.


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3.2.3. Impact on balance sheet presentation (IAS 1)

Under IAS 1, the balance sheet presentation must be based on the maturity of assets and liabilities, which will therefore be classified as "current" and "non-current", depending, generally, on whether they mature in less than one year or more than one year.

A number of headings classified as "deferred income and accrued expenses" or "prepaid expenses and accrued income" under French GAAP must, under IFRS, be reclassified under other headings. This is particularly the case with "assets" in respect of employee benefits and deferred tax assets. Moreover, provisions, under IFRS, must in future be classified as long-term liabilities.

3.2.4. Impact on cash flow statement presentation (IAS 7)

The main change resulting from application of IAS 7 concerned use of the average exchange rate, rather than the closing rate, for the determination of cash flows denominated in euros. This change, and the other changes resulting from the application of IAS 7, are not considered significant for Michelin at December 31, 2004.

4. Reconciliation tables (in EUR million)

4.1. Reconciliation of shareholders' equity at January 1, 2004

Shareholders' equity	Nature of differences	Gross amounts	Deferred tax	Net amounts
French GAAP as at 12.31.2003 under IFRS presentation				4,434
Adjustments recorded to	Employee benefits: Recognition of actuarial gains and losses not recognized at 12.31.2003	(-) 1,577	422	(-) 1,155
	Impairment of assets: - Impairment of Cash Generating Units - Adjustment of impairment losses previously recognized	(-) 100	52	(-) 100
	Finance leases: Difference between the amounts recorded as property, plant and equipment and the present value of future lease payments	12 (-) 69	- 27	12 (-) 42
	Change of consolidation method: The tire fitting and retail businesses, held jointly with Continental, are consolidated by the equity method.	(-) 12	-	(-) 12
	Other adjustments	(-) 33	(-) 6	(-) 27
IFRS as at January 1 2004				3,072

4.2. Reconciliation of the 2004 statement of income by nature of income/expense

Simplified income statement under French GAAP	2004	Notes	Simplified income statement under IFRS	2004
Net sales	15,689	1	Net sales	15,048
Operating expenses	(-) 14,390		Operating expenses	(-) 13,745
Operating income	1,299	2	Operating result before non-recurring items	1,303
			Non-recurring items	(-) 64
		2	Operating result	1,239
Financial income and expense	(-) 213	3	Net financial income and expense	(-) 235
Net non-recurring income and expense	(-) 206			
Income tax	(-) 316	4	Income tax	(-) 331
Other	(-) 37	5	Other	(-) 19
Net income	527		Net income	654


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Note 1	Reclassifications	Restatements	TOTAL
Net sales under French GAAP			15,689
Sales-related incentive campaigns	(-) 390		(-) 390
Proceeds from non-sales activities	(-) 251		(-) 251
Net sales under IFRS			15,048

Note 2	Reclassifications	Restatements	TOTAL
Operating income under French GAAP			1,288
Elimination of amortization of actuarial gains and losses		74	74
Impact of finance leases		5	5
Stock-option plan expenses		(-) 2	(-) 2
Reclassification and restatement of non-recurring items under French GAAP			
- impairment of assets	11	15	(+) 26
- restructuring	(-) 36	10	(-) 26
- other non-recurring items	(-) 73		(-) 73
- probable capital loss on disposal of Michelin's Wheel businesses	(-) 106	44	(-) 62
Reclassification and restatement of goodwill amortization	(-) 35	35	-
Operating result under IFRS			1,239

Note 3	Reclassifications	Restatements	TOTAL
Financial income and expense under French GAAP			(-) 213
Provision reversal charge		(-) 10	(-) 10
Interest expense on finance lease liabilities		(-) 12	(-) 12
Net financial income and expense under IFRS			(-) 235

Note 4	Reclassifications	Restatements	TOTAL
Income tax under French GAAP			(-) 315
Adjustments for deferred tax on restatements		(-) 16	(-) 16
Income tax under IFRS			(-) 331

Note 5	Reclassifications	Restatements	TOTAL
Other under French GAAP			(-) 37
Reclassification and restatement of goodwill amortization	35		35
Application of IAS 36 to the shareholders' equity of a joint venture		(-) 17	(-) 17
Other under IFRS			(-) 19


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4.3. Reconciliation of balance sheet at 12.31.2004

SUMMARY OF ASSETS	Note	French GAAP balance sheet IFRS presentation	IFRS balance sheet
NON-CURRENT ASSETS			
Intangible assets and property, plant and equipment	1	6,197	6,181
Investments	2	1,003	443
Deferred tax assets	3	849	1,304
		8,049	7,928
CURRENT ASSETS			
Inventories and customer receivables		6,316	6,336
Investments held for sale and derivative financial instruments		149	155
Cash and cash equivalents		1,655	1,655
		8,120	8,146
TOTAL ASSETS		16,169	16,074

SUMMARY OF LIABILITIES AND SHAREHOLDERS' EQUITY	Note	French GAAP balance sheet IFRS presentation	IFRS balance sheet
SHAREHOLDERS' EQUITY AND MINORITY INTERESTS			
Shareholders' equity – Group share		4,502	3,477
Shareholders' equity – Minority interests		75	69
	4	4,577	3,546
LONG-TERM FINANCIAL DEBT			
Long-term financial debt and derivative financial instruments	5	2,993	3,054
Provisions and other long-term debt	6	3,197	4,009
		6,190	7,063
SHORT-TERM DEBT			
Short-term debt and derivative financial instruments	5	1,816	1,896
Trade payables and other short-term liabilities	7	3,485	3,569
		5,301	5,465
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,168	16,074

Note 1	Value
Intangible assets and property, plant and equipment under French GAAP	6,197
Elimination of goodwill amortization	39
Impairment of Cash Generating Units	(-) 143
Fixed assets related to finance leases	73
Other adjustments	15
Intangible assets and property, plant and equipment under IFRS	6,181

Note 2	Value
Investments under French GAAP	1,003
Elimination of assets in respect of employee benefits due to actuarial gains and losses	(-) 537
Application of IAS 39 to shareholders' equity of a joint venture	(-) 17
Other adjustments	(-) 6
Investments under IFRS	443

Note 3	Value
Deferred tax assets under French GAAP	849
On actuarial gains and losses booked to shareholders' equity	378
On impairment of Cash Generating Units	43
On finance leases	28
Other adjustments	6
Deferred tax assets under IFRS	1,304


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Note 4	Value
Shareholders' equity under French GAAP	4,577
On opening balance as at January 1, 2004 (see 4.1):	
- employee benefits	(-) 1,155
- impairment of assets	(-) 95
- finance leases	(-) 42
- other adjustments	(-) 27
Differences arising during financial year 2004	
- difference between net income under IFRS and net income under French GAAP	135
- translation differences related to exchange rates	58
- other adjustments	5
Shareholders' equity under IFRS	3,545

Note 5	Value
Long-term (2,993) and short-term financial debt (1,816) under French GAAP	4,809
Financial debt on finance leases	141
Long-term (3,054) and short-term financial debt (1,896) under IFRS	4,950

Note 6	Value
Provisions and other long-term debt under French GAAP	3,197
Liabilities in respect of employee benefits due to actuarial gains and losses	892
Potential capital loss on disposal of companies in the Wheel business (value as under French GAAP) – see note 7	(-) 108
Other adjustments	28
Provisions and other long-term debt under IFRS	4,009

Note 7	Value
Trade payables and other short-term liabilities under French GAAP	3,505
Potential capital loss on disposal of companies in the Wheel business (value as under IFRS) – see note 6	64
Payroll liabilities	27
Adjustments to accrued interest and rental payments on finance leases	(-) 7
Trade payables and other short-term liabilities under IFRS	3,589

4.4. Table of changes in shareholders' equity during 2004 under IFRS

Type	Capital	Paid in capital in excess of par	Treasury shares	Retained earnings	Translation differences	Shareholders' equity	Minority interests	TOTAL
Under French GAAP at 12.31.2003	287	1,840	-	3,231	(-) 1,031	4,327	92	4,419
Changes in methods			(-) 4	(-) 2,349	1,031	(-) 1,322	(-) 15	(-) 1,337
Under IFRS at January 1, 2004	287	1,840	(-) 4	882	-	3,005	77	3,082
Transactions in treasury stock			4	3		7		7
Stock-options		2				2		2
Dividends paid				(-) 178		(-) 178	(-) 7	(-) 185
Net income for the period				645		645	9	654
Translation differences and other					(-) 5	(-) 6	2	(-) 4
Under IFRS at 12.31.2004	287	1,842	-	1,353	(-) 5	3,477	69	3,546



4.5. Statement of cash flows

	2004 under French GAAP at closing rate	2004 under IFRS at average rate
Net cash provided by operating activities	1 337	1 340
Net cash used by investing activities	(-) 1 110	(-) 1 056
Net cash used by financing activities	(-) 340	(-) 373
Effect of exchange rate changes	(-) 5	(-) 11
Reduction in cash and cash equivalents	(-) 118	(-) 100
Cash and cash equivalents at 12.31 2003	1 773	1 755
Cash and cash equivalents at 12.31 2004	1 655	1 655

5. Additional information

Summary:

The consolidated financial statements for the period ended June 30, 2005 prepared under IFRS will comprise simplified disclosures.

A full set of disclosures will be provided upon publication of financial year 2005 IFRS-compliant financial statements.

5.1. Net debt

Net debt is made up of the following items:

Components of net debt	Under French GAAP at 12 31 2004	Under IFRS at 12 31 2004
Long-term debt		3,054
Short-term debt		1,896
	4 879	4 950
Long-term derivative financial instruments	-	-
Short-term derivative financial instruments	-	-
	-	-
Cash and cash equivalents	(-) 1 655	(-) 1,655
Net debt	3 224	3 295

Summary:

Michelin Group will apply the presentation and measurement principles set forth in IAS 32 and IAS 39 as from January 1, 2005.

The impact of this application as from January 1, 2005 to the various classes of financial assets and liabilities based on :

- calculation of fair value, or
- calculation of an amortized cost at the global effective rate, and
- implementation of hedge accounting,

will have a positive impact on 2005 shareholders' equity.


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5.2. Business Segment information

Under French GAAP at 12.31.2004	TC + distrib TC	PL + distrib. PL	Specialty product lines	Inter-sector	TOTAL
Net sales	8,292	4,922	2,666	(-) 188	15,689
Operating income	757	505	37		1,299
Percentage	9.1%	10.3%	1.4%		8.3%

Under IFRS at 12.31.2004	TC + distrib TC	PL + distrib. PL	Specialty product lines	Inter-sector	TOTAL
Net sales	8,233	4,899	1,892	(-) 136	15,048
Operating result	768	500	(-) 29		1,239
Percentage	9.3%	10.2%	(-) 1.5%		8.2%

5.3. Information concerning non-recurring items

The non-recurring items in the 2004 statement of income restated under IFRS consist exclusively of the probable capital loss that could result from the planned disposal of the companies belonging to the Michelin Wheel business.

An impairment loss in respect of the intangible assets, property, plant and equipment and goodwill of these companies had been recognized in the IFRS-compliant opening balance sheet at January 1, 2004, and an additional impairment loss of €64 million, based on the bid received by the Group in 2004 and published on February 16, 2005, was recognized at 12.31.2004.

The values of the balance sheet items expected to be sold are estimated as follows:

- Assets: €235 million,
- Liabilities: €203 million,
- Shareholders' equity after recapitalization of the companies sold: €32 million.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004

CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by Comité de la Réglementation Comptable dealing with consolidated financial statements.

Basis of consolidation

• Manufacturing, sales and finance companies, special purpose entities and other entities that are 100% controlled by Compagnie Générale des Etablissements Michelin under paragraph 1002 of CRC 99-02 mentioned above, are fully consolidated.

• Companies over which Compagnie Générale des Etablissements Michelin exercises considerable influence are consolidated by the equity method.

• Pursuant to Article L.233-19 the French Code de Commerce, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on fund transfers to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. Financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:
- Balance sheet items are translated at year-end exchange rates.
- Income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:
- either translated into the relevant functional currency for their economic environment.
- or translated at the year-end rate, after revaluation of non-monetary assets and liabilities based on published local indices.

Differences arising from the translation of opening balance sheet items and year-end rate net income are recorded in shareholders' equity under "Retained earnings", with minority interests shown separately.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements for the year December 31, 2004 have been prepared in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting years and continuity of trading.
The main accounting policies applied are as follows:


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a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

The goodwill amortization period is determined according to constant Group findings

- Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years.

- Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Amortization may be accelerated following review of industrial company goodwill inventory value. Negative goodwill is charged to earnings in line with changes in the risk profile of companies acquired.

b) Intangible assets

Intangible assets consist mainly of purchased or internally-developed software, amortized over three years, and a number of purchased goodwill, amortized in full in the year of acquisition. No research and development costs are recognized under this heading.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

- buildings: 25 years;
- Plant and equipment: 12 years;
- Other: 2 to 12 years.

If the carrying amount of property, plant and equipment exceeds their net realizable value owing to a development, which is either actual or expected, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at acquisition cost. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases. An impairment charge is recorded when market value is less than the net book value.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value and corresponding depreciation provisions made.


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f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case-by-case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note k.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and past service costs, over the present value of defined benefit obligations.

- deferred taxes: deferred tax assets arising from deductible time differences and tax loss carry-forwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,

- deferred taxes: deferred taxes arising from taxable time differences, determined separately for each individual company,

- reorganization: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under shareholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturity are netted off and only the net exposure is hedged.

Hedging contracts are recognized in the balance sheet at the date of inception.

Profit and loss resulting from currency translations recorded at closing exchange rates are booked in the statement of income.

Premiums and discounts are recognized under assets for the term of the contracts, except


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for forward transactions, which are deferred until recognition of such transactions.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

Short-term positions are managed at the level of the individual countries.

The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts.

Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables, deferred income and accrued expenses" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at year-end based on the then ruling exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note 13.

m) Income tax

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- time differences between the book value of assets and liabilities and their tax basis,
- tax loss carry-forwards, to the extent that their future utilization is considered probable,

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary operations, including reorganization costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income Group share by the weighted average number of shares outstanding during the year, including Compagnie


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Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received upon exercise of the correponding rights, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

LIST OF CONSOLIDATED COMPANIES

1. Parent company

	Registered office	Country
- Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France

2. Fully consolidated companies

- Manufacturing companies	Registered office	Country	% stake
- Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.99
- Michelin Roues France	La Chapelle Saint Luc	France	99.99
- Pneu Laurent	Avallon	France	99.99
- Pneumatiques Kléber	Toul	France	99.99
- imorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	France	99.99
- Société de Développement Mécanique	Wattignies	France	99.99
- S.O.D.G.	Clermont-Ferrand	France	99.99
- Michelin Algérie SPA	Alger	Algeria	70.00
- Laurent Reifen GmbH	Oranienburg	Germany	100.00
- Michelin Kronprinz Werke GmbH	Solingen	Germany	100.00
- Michelin Reifenwerke KGaA	Karlsruhe	Germany	100.00
- Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	100.00
- Michelin North America (Canada) Inc.	Laval	Canada	100.00
- Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	100.00
- Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	70.00
- Industria Colombiana de Llantas S.A.	Cali	Colombia	99.92
- Michelin España Portugal, S.A.	Tres Cantos	Spain	99.79
- American Synthetic Rubber Company, LLC	Wilmington	USA	100.00
- Michelin Aircraft Tire Company, LLC	Wilmington	USA	100.00
- Michelin North America, Inc.	New York	USA	100.00
- Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	100.00
- Michelin Apollo Tyres Private Limited	New Delhi	India	51.00
- Società per Azioni Michelin Italiana	Turin	Italy	100.00
- Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	100.00
- Industrias Michelin, S.A. de C.V.	Mexico	Mexico	100.00
- Michelin (Nigeria) Limited	Nigeria	Nigeria	80.00
- Michelin Polska S.A.	Olsztyn	Poland	100.00
- Michelin Romania Retreading S.R.L.	Bucarest	Romania	100.00
- Michelin Romsteel Cord S.A.	Zalau	Romania	100.00
- Silvania S.A.	Zalau	Romania	99.94
- Victoria S.A.	Floresti	Romania	99.21
- Michelin Tyre Public Limited Company	England and Wales	United Kingdom	100.00
- LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Russia	a) 100.00
- Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	100.00


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- Michelin Siam Co., Ltd.	Chonburi	Thailand	60.00
- Siam Steel Cord Co., Ltd.	Rayong	Thailand	60.00
- Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	60.00
- Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Thailand	60.00
- Thai Recamic Co., Ltd.	Bangkok	Thailand	60.00
- Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	60.00
- Tekersan Jant Sanayi A.S.	Istanbul	Turkey	99.52

- Sales companies	**Registered office**	**Country**	**% stake**
- Euromaster France	Grenoble	France	86.68
- Michelin Aircraft Tyre	Clermont-Ferrand	France	99.99
- Recamic Services	Clermont-Ferrand	France	100.00
- Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
- Transityre France	Clermont-Ferrand	France	100.00
- Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	100.00
- EUROMASTER Holding GmbH	Kaiserslautern	Germany	99.98
- Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	100.00
- Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	100.00
- Michelin Australia Pty Ltd	Melbourne	Australia	100.00
- Michelin Belux S.A.	Zellik	Belgium	100.00
- Michelin Espírito Santo - Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	100.00
- Société Moderne du Pneumatique Camerounais	Douala	Cameroon	100.00
- Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	100.00
- Michelin Chile Ltda.	Santiago	Chili	100.00
- Michelin (Shanghai) Trading Co., Ltd.	Shanghai	China	100.00
- Michelin Korea Co., Ltd.	Seoul	South Korea	100.00
- Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	99.90
- Michelin Gummi Compagni A/S	Brøndby	Denmark	100.00
- Scanrub Holding A/S	Viborg	Denmark	99.94
- Michelin Rehvide AS	Tallinn	Estonia	100.00
- Michelin Retread Technologies, Inc.	Wilmington	USA	100.00
- Tire Centers, LLC	Wilmington	USA	100.00
- Oy Suomen Michelin Ab	Espoo	Finland	100.00
- Elastika Michelin A.E.	Halandri	Greece	100.00
- Michelin Asia (Hong Kong) Limited	Hong-Kong	Hong-Kong	100.00
- Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.98
- Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	100.00
- Michelin India Private Limited	New Delhi	India	100.00
- Michelin Riepas SIA	Riga	Lettonia	100.00
- UAB Michelin Padangos	Vilnius	Lituania	100.00
- Michelin Malaysia Sdn. Bhd.	Malaysia	Malaysia	100.00
- Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
- Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.28
- Norsk Michelin Gummi AS	Lørenskog	Norway	100.00
- M. Michelin & Company Limited	New-Zealand	New-Zealand	100.00
- Eurodrive Services and Distribution N.V.	Amsterdam	The Netherlands	99.94
- Michelin Nederland N.V.	Drunen	The Netherlands	100.00
- Transityre B.V.	Breda	The Netherlands	100.00
- Michelin del Perú S.A.	Lima	Peru	100.00
- Michelin Polska Sp. z o.o.	Warsaw	Poland	100.00
- Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	100.00
- Michelin Ceská republika s.r.o.	Prague	Czech Republic	100.00
- Michelin Romania S.A.	Bucharest	Romania	a) 100.00


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- Associated Tyre Specialists Limited	England and Wales	United Kingdom	99.94
- Michelin Lifestyle Limited	England and Wales	United Kingdom	100.00
- Michelin Tyres Russian General Agency ZAO	Moscow	Russia	100.00
- Société Commerciale Michelin Sénégal	Dakar	Senegal	100.00
- Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	100.00
- Michelin Slovensko, s.r.o.	Bratislava	Slovake Repub.	100.00
- Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	100.00
- Michelin Nordic AB	Stockholm	Sweden	100.00
- Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	100.00
- Michelin Chun Shin Ltd.	Taipei	Taïwan	97.97
- Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	100.00
- Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	60.00
- Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	100.00
- Michelin Venezuela, S.A.	Valencia	Venezuela	100.00
- Miscellaneaous distribution companies in Europe and other regions.			

- Finance companies and other	**Registered office**	**Country**	**% stake**
- Michelin Développement	Clermont-Ferrand	France	100.00
- Michelin Middle East	Clermont-Ferrand	France	70.00
- Participation et Développement Industriels - PARDEVI	Clermont-Ferrand	France	100.00
- Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.99
- Société Civile Immobilière Michelin Breteuil	Paris	France	99.99
- Société de Technologie Michelin	Clermont-Ferrand	France	100.00
- Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.99
- Spika	Clermont-Ferrand	France	100.00
- ViaMichelin	Boulogne-Billancourt	France	100.00
- ViaMichelin Deutschland GmbH	Griesheim	Germany	100.00
- Publicité Internationale Intermedia S.A.	Brussels	Belgium	50.03
- Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	100.00
- Michelin Investment Holding Company Limited	Bermuda	Bermuda	100.00
- Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	100.00
- Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	100.00
- Michelin Canada, Inc.	Halifax	Canada	100.00
- Michelin (China) Investment Co., Ltd.	Shanghai	China	100.00
- Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	100.00
- Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	99.79
- ViaMichelin España, S.L.	Tres Cantos	Spain	100.00
- CR Funding Corporation	Wilmington	USA	100.00
- Michelin Americas Research & Development Corporation	Wilmington	USA	100.00
- Michelin Corporation	New York	USA	100.00
- Michelin Asia-Pacific Export (HK) Limited	Hong-Kong	Hong-Kong	100.00
- Michelin Asia-Pacific Import (HK) Limited	Hong-Kong	Hong-Kong	100.00
- Michelin Asia-Pacific Import-Export (HK) Limited	Hong-Kong	Hong-Kong	100.00
- Mireis Limited	Dublin	Ireland	100.00
- Miripro Insurance Company Limited	Dublin	Ireland	100.00
- Oboken Limited	Dublin	Ireland	100.00
- Tayar Receivables Company	Dublin	Ireland	0.13
- ViaMichelin Italia S.r.l.	Milan	Italy	100.00
- Michelin Research Asia Co., Ltd.	Tokyo	Japan	100.00
- Michelin Luxembourg SCS	Luxembourg	Luxembourg	100.00
- Michelin Mexico Holding, S.A. de C.V.	Mexico	Mexico	100.00
- Araromi Rubber Estates Limited	Nigeria	Nigeria	56.39
- Michelin Development Company Limited	Nigeria	Nigeria	100.00


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- Osse River Rubber Estates Limited	Nigeria	Nigeria	69.80
- Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.80
- Waterside Rubber Estates Limited	Nigeria	Nigeria	80.00
- Fitlog B.V.	's-Hertogenbosch	The Netherlands	100.00
- Michelin Finance (The Netherlands) B.V.	Amsterdam	The Netherlands	100.00
- Michelin Holding (The Netherlands) B.V.	Amsterdam	The Netherlands	100.00
- Michelin Purchasing B.V.	Amsterdam	The Netherlands	100.00
- Michelin Europe (EEIG)	England and Wales	United Kingdom	99.96
- Michelin Services Ltd	England and Wales	United Kingdom	100.00
- ViaMichelin UK Limited	England and Wales	United Kingdom	100.00
- Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	100.00
- Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	100.00
- Compagnie Financière Michelin	Granges-Paccot	Switzerland	100.00
- Michelin Participations S.A.	Granges-Paccot	Switzerland	99.95
- Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	100.00
- M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.50
- Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	100.00
- Michelin Siam Group Co., Ltd.	Bangkok	Thailand	60.00
- ThaiFit Co., Ltd.	Chonburi	Thailand	60.00

a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (47.42%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a source of funds.

3. Companies accounted for by the equity method

	Registered office	Country	% stake
- Aliapur	Lyon	France	28.57
- Innovations in Safety Systems	Drancy	France	50.00
- EnTire Solutions, LLC	Wilmington	USA	50.00
- RubberNetwork.com, LLC	Wilmington	USA	27.75
- SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
- Michelin Tire Chiba HBKK	Chiba	Japan	37.50
- Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
- Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
- Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
- TIGAR MH, d.o.o., Pirot	Pirot	Serbia and Montenegro	25.00
- Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	The Netherlands	50.00
- MC Projects B.V.	Amsterdam	The Netherlands	50.00
- Woco Michelin AVS B.V.	Amsterdam	The Netherlands	49.00
- Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00

4. Non-consolidated companies

-- Pursuant to Article L.223-19 of the French Code de Commerce, various companies that are not material in relation to the Group as a whole have not been consolidated under governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method, which is not exhaustive, complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.


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ACQUISITIONS AND PARTNERSHIP AGREEMENTS ENTERED INTO IN 2004

1. APOLLO - INDIA

The partnership agreement signed in November 2003 between Michelin and Apollo Tyres Ltd took effect in March 2004 with:
- acquisition by Michelin of a 14.9% stake in the capital of said company for an amount close to USD 30 million,
- and setting up of the Michelin Apollo Tyres Private Ltd JV, 51% held by Michelin and 49% held by Apollo Tyres Ltd. This company will manufacture and distribute truck and bus tires. It will also market and sell all types of tire.

2. PT GAJAH TUNGGAL (TBK) - INDONESIA

Michelin and PT Gajah Tunggal Tbk (GT) signed in May 2004 a twin cooperation agreement on manufacture and sale of tires in Indonesia.

Under the manufacturing agreement, GT will manufacture a wide range of passenger car tires for different markets in which Michelin Group operates.

Under the distribution agreement, GT will sell in Indonesia Michelin and BFGoodrich-branded passenger car and light truck tires, in particular on the replacement market.

Accordingly, Michelin acquired a 10% stake in GT's capital for an amount of USD 25 million.

3. LITIGATION IN CONNECTION WITH ACQUISITION OF VIBORG GROUP IN 2003

Michelin Group acquired Viborg group at the end of March 2003 in order to extend its distribution network under the Euromaster name in Europe.

Owing to failure to reach an agreement on the findings of the due diligence carried out to determine the amount of adjustments to be made as required to the purchase price under the agreements concluded between the seller and Michelin Group, Michelin Group filed an arbitration claim on December 4, 2003 before the Paris international arbitration Court of Chambre de Commerce Internationale.

3.1. Contention points arising from Michelin Group's due diligence

3.1.1. The first contention relates to the sums to be paid out to the seller for the net guaranteed assets dealt with under the article on adjustment of the acquisition price.

Michelin Group disagrees with the net asset valuation claimed by the seller. In light of what Michelin Group considers to be the proper downward revision of the acquisition price to be applied pursuant to the agreements between the parties, Michelin Group refuses to pay the balance of EUR 37 million of the acquisition price claimed by the seller.

The large discrepancy between the contractual net guaranteed assets and the actual worth of the net assets as they emerged from the due diligence process led Michelin Group not to include the balance of the price for the purposes of determining goodwill, such goodwill having been fully amortized in 2003.

3.1.2. The second contention arises concerning valuation of seller's receivables on the Viborg companies sold by it to Michelin Group by way of repayment of loans made by Michelin Group to seller.

The EUR 87.7 million amount claimed by Michelin Group in this connection takes into account an EUR 40.2 million valuation difference corresponding, in Michelin Group's opi-


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nion, to the amount of the over evaluation of financial debt sold to Michelin Group by seller as repayment of loans granted by Michelin to seller.

This over estimation of financial debt, which results in a reduction in the net asset value of the acquired companies, was, at this stage, retained for the determination of the goodwill, a goodwill which was fully amortized in 2003.

3.2 Status of arbitration proceedings

The arbitration court has been appointed and asked to solve the litigation submitted to it.

Pursuant to the contractual provisions governing dispute between the parties concerning the acquisition price and the repayment of loans granted by Michelin Group to seller, an independent expert was appointed on February 18, 2004 to determine the amounts object of the above described differences.

The arbitration proceedings are under way and no decision as to the case have so far been rendered by the arbitration court.

At this stage, Michelin Group's accounting positions at December 31, 2003 remain unchanged.

NOTES TO THE CONSOLIDATED BALANCE SHEET

The consolidated financial statements 2004 have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by Comité de la Réglementation Comptable dealing with consolidated financial statements

1. Goodwill (in € thousand)

Goodwill can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2003	569 140	- 261 760	307 380
Acquisition of Viborg group	306 549	- 306 549	-
Other increases	55 352	- 29 373	25 979
Decreases	- 1 395	1 395	-
Translation adjustments and other	- 69 039	39 295	- 29 744
Goodwill at December 31, 2003	860 607	- 557 012	303 595
Increases	8 353	- 34 302	- 25 949
Decreases	- 308 119	308 119	-
Translation adjustments and other	- 20 792	15 183	- 5 609
Goodwill at December 31, 2004	540 049	- 268 012	272 037

Downward changes recorded in the period correspond to deconsolidation of fully amortized goodwill.


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2. Intangible assets (in € thousand)

Intangible assets can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2003	489,477	- 354,082	135,395
Increases	91,990	- 52,389	39,601
Decreases	- 27,357	20,463	- 6,894
Translation adjustments and other	- 7,353	2,435	- 4,918
Intangible assets At December 31, 2003	546,757	- 383,573	163,184
Increases	51,528	- 58,247	- 6,719
Decreases	- 34,064	25,262	- 7,802
Translation adjustments and other	19,673	- 12,925	6,747
Intangible assets at December 31, 2004	583,894	- 428,484	155,410

The main movements in 2004 concern software.

The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Software	491,751	- 346,727	145,024
Other intangible assets	92,143	- 81,757	10,386
Total	**583,894**	**- 428,484**	**155,410**

3. Property, plant and equipment (in € thousand)

Property, plant and equipment can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2003	14,526,442	- 8,854,285	5,772,157
Increases	1,025,808	- 776,589	249,219
Change in scope	214,688	- 101,971	112,717
Decreases	- 690,962	606,560	- 84,402
Translation adjustments and other	- 903,840	517,440	- 386,200
Property, plant and equipment at December 31, 2003	14,272,336	- 8,608,845	5,663,491
Increases	1,065,253	- 741,144	324,109
Change in scope	21,625	- 14,795	6,830
Decreases	- 629,064	542,334	- 86,730
Translation adjustments and other	- 317,002	179,174	- 137,828
Property, plant and equipment at December 31, 2004 (1)	14,413,148	- 8,643,276	5,769,872

Capital expenditure for the year ended December 31, 2004 amounted to €1,065,253 thousand.


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The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Land and buildings	3,376,336	- 1,681,257	1,695,079
Plant and equipment	9,073,853	- 5,547,967	3,525,885
Other	1,962,959	- 1,414,052	548,907
Total	14,413,148	- 8,643,276	5,769,872

	Cost	Amortization and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2004	284,873	- 86,272	198,601

4. Property, plant and equipment (in € thousand)

Investments can be analyzed as follows:

	Cost	Allowances	Net book value
Investments at January 1, 2003	648,252	- 191,345	456,907
Eliminations in connection with Viborg group consolidation	- 136,098	-	- 136,098
Other increases and decreases	115,253	- 12,767	102,486
Translation adjustments and other	- 22,625	11,678	- 10,947
Investments at December 31, 2003	604,782	- 192,434	412,348
increases and decreases Translation	100,200	2,416	102,616
adjustments and other	- 388	- 79	- 467
Investments at December 31, 2004	704,594	- 190,097	514,497

The increase in the investments item reflects in particular the acquisition of stakes in Apollo Tyres Ltd and PT Gajah Tunggal Tbk.

The breakdown by category is as follows:

	Net book value
Investments in non-consolidated companies and other equity securities	(1) 122,127
Long-term loans and advances and other investments	392,370
Total	514,497

(1) including 2,826,000 Peugeot S.A. shares:	- book value	20,801
	- market value	131,974
including 3,730,980 Hankook Tyre Co. Ltd shares:	- book value	18,610
	- market value	26,962
including 5,712,500 shares of Apollo Tyres Ltd :	- net book value	22,676
	- market value	22,676
including 316,800,000 shares of PT Gajah Tunggal Tbk :	- net book value	16,151
	- market value	16,151
including 126,002 shares of Média-Participations S.A., Paris :	- book value (unlisted company)	17,671


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5. Investments at equity (in € thousand)

Company	Value at equity at Jan. 1, 2003	Movement for the year 2003	Value at equity at Dec. 31, 2003	Movement for the year 2004	Value at equity at Dec. 31, 2004
Vioco Michelin AVS B.V	55,534	- 2,108	53,426	- 5,344	48,082
MC Projects B.V	-	-	-	13,134	13,134
Tigar MH, d.o.o.	-	8,509	8,509	- 772	7,737
RubberNetwork.com, LLC	379	- 5,561	- 5,182	204	- 4,978
Other companies	2,427	- 375	2,052	2,149	4,201
Total	**58,340**	**465**	**58,805**	**9,371**	**68,176**

Including:		
Group share of net income (loss)	- 8,750	- 1,310

MC Projects B.V. (Eurofit operations), previously fully consolidated is now accounted for by the equity method.

6. Inventories (in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Raw materials, semi-finished products and other supplies	947,210	885,222
Finished products	2,015,178	1,981,092
Allowances	- 103,839	- 97,178
Net book value	**2,858,549**	**2,769,136**

7.Trade receivables (in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Trade receivables	3,033,288	3,110,766
Allowances	- 113,052	- 126,265
Net book value	**2,920,236**	**2,984,501**

Substantially all trade receivables are due within one year.

Transfer of trade receivables

The Group implemented a trade receivables transfer program allowing maximum external financing:

- a USD 550 million until 2005 for North-American operations,
- a EUR 720 million until 2007 for European operations.

The trade receivables transferred and financing received by the consolidated companies (including the relevant ad hoc entities) are still accounted for under Group assets and liabilities.

At December 31, this amounted to EUR 675 million.


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8. Other receivables, prepaid expenses and accrued income (in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Other receivables, net 1)	486,542	549,105
Excess of pension plan assets over the related benefit obligations (note 13)	549,073	489,689
Deferred tax assets (note m)	847,676	912,973
Other accruals	73,083	85,420
Total	**1,956,374**	**2,038,187**

(1) In most cases, the other net receivables are due within one year.

9. Investment securities (in € thousand)

	31.12.2004	31.12.2003
Treasury stock	-	4 861
Net value of the other listed securities	-	486
Bank deposits and other quasi-liquidities	235 258	534 141
Total	**235 258**	**539 488**

Treasury stock

In the course of 2004, Compagnie Générale des Etablissements Michelin has acquired 500,192 of its own shares and sold 655,584 shares. As at December 31, 2004, the Company owned no treasury stock.

10. Changes in shareholders' equity and minority interests (in € thousand)

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Shareholders' equity	Minority interests	Total
At Dec. 31, 2002	**283,336**	**1,806,789**	**2,538,160**	**- 880,501**	**580,803**	**4,320,836**	**172,431**	**4,492,267**
Capital increase	380	4,598	-	-	-	4,978	-	4,978
Employee stock ownership plan	2,800	28,253	- 10,323	-	-	20,730	-	20,730
Dividends paid	-	-	-	-	- 169,834	- 169,534	- 10,527	- 180,361
Appropriation of undistributed income	-	-	398,816	12,153	- 410,969	-	-	-
Net income for the year	-	-	-	-	317,532	317,532	11,330	328,862
Translation adjustment and other	-	-	- 11,330	- 163,301	-	- 174,631	- 92,531	- 267,422
At Dec. 31, 2003	**286,774**	**1,839,640**	**2,915,063**	**-1,031,649**	**317,532**	**4,327,360**	**81,703**	**4,409,063**
Dividends paid	-	-	-	-	- 176,501	- 176,501	- 8,805	- 185,306
Appropriation of undistributed income	-	-	107,439	33,592	- 141,031	-	-	-
Net income for the year	-	-	-	-	515,138	515,138	12,025	527,163
Translation adjustment and other	-	-	- 89	- 64,924	-	- 64,992	- 10,233	- 74,325
At Dec. 31, 2004	**286,774**	**1,839,640**	**3,022,424**	**-1,062,981**	**515,138**	**4,601,985**	**74,690**	**4,676,695**


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11. Provisions for contingencies and charges (in € thousand)

	Dec 31, 2003	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec 31, 2004
Post-retirement and other employee benefit obligations 1)	2,292,821	- 68,500	235,754	- 183,141	-	2,277,734
Deferred taxes	41,531	- 54	12,603	- 10,009	-	44,161
Reorganization	421,873	7,419	34,821	- 143,424	- 370	320,119
Other 2)	250,535	- 293	229,053	- 125,175	- 8,323	346,707
Total	3,006,360	- 61,418	514,221	- 461,749	- 8,693	2,988,721

Ventilation by nature

	Movements	Reversals (non-utilized allowances)
Operating income	319,700	- 8,322
Interest income and expense	1,405	-
Net non-recurring income and expense	180,423	- 370
Income tax	12,693	-
Total	514,221	- 8,693

1) Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note 13.

(2) Other provisions for contingencies

The EUR 229 million provisions includes in particular an amount of EUR 108 million to cover a likely loss for the Group arising from contemplated transfer of the companies engaged in the wheel business.

Such loss was estimated on the basis of the offers received at the end of 2004.

At the end of 1999, Wolber wound up its Soissons plant, and in this process, 451 employees were laid off. Former Wolber employees had challenged this measure and initiated a series of court actions. As a result a number of proceedings against Wolber are pending before the Amiens Court of Appeal and Cour de Cassation, and against Compagnie Générale des Etablissements Michelin, Manufacture Française des Pneumatiques Michelin before Tribunal de Grande Instance de Clermont-Ferrand.

In light of the status of the hearings as at December 31, 2004, the Groupe recorded a provision in Wolber's accounts for the different proceedings initiated against it. Moreover, the Group did not deem it necessary to book any provisions in either of Compagnie Générale des Etablissements Michelin and Manufacture Française des Pneumatiques Michelin's accounts as no French jurisdiction has ever, to the best of the Group's knowledge, ordered reopening of a plant, which is what is being sought in the current legal action.

12. Income taxes (in € thousand)

Income taxes reported in the income statement can be analyzed as follows:

	Dec. 31, 2004	Dec. 31, 2003
Current taxes	274,839	143,540
Deferred taxes	18,212	99,627
Sub-total	293,051	243,167
Withholding taxes	22,747	18,268
Total	315,798	261,435


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The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

	Dec. 31, 2004	Dec. 31, 2003
Tax, excluding withholding taxes, on the contribution of Group companies to consolidated income, at standard local tax rates	296,787	299,095
Effect of permanent differences	8,697	7,578
Effect of unrecognized deferred taxes	- 40,755	- 47,590
Effect of changes in tax rates	24,393	2,800
Other effects	3,929	- 18,716
Income taxes reported in the income statement, excluding withholding taxes	**293,051**	**243,167**

	Dec. 31, 2004	Dec. 31, 2003
Total unrecognized deferred tax assets	252,457	308,217

Deferred tax assets and liabilities break down as follows by category:

	Dec. 31, 2004	Dec. 31, 2003
Deferred tax assets	847,676	912,973
Deferred tax liabilities	- 44,161	- 41,531
Net obligation	**803,515**	**871,442**
Breakdown:		
- time differences	601,644	646,974
- tax loss carryforwards	163,924	221,837
- tax credits	37,947	2,631

13. Post-retirement and other employee benefit obligations

13.1. Description of current schemes

In a number of countries where Michelin Group operates, employees enjoy short-term benefits (such as paid holidays or annual bonuses), and long-term benefits throughout the course of their employment (such as "seniority awards" or "work medals") and post-retirement benefits (such as retirement bonuses, pensions or retiree medical care).

Short-term benefits are recognized in the relevant Group companie's liabilities. The other benefit obligations are treated and met in different ways as described below:

a) **Defined contribution schemes** (or plans) take the form of payments to external bodies whereby employers are released of any further obligation, as the recipient body will pay the benefits to the employees. In the case of Michelin Group, these are mainly public pension schemes such as are in place in France. In a number of countries, defined benefit schemes are in place in favour of Group employees (as in Poland, Switzerland, and 401K in the United States of America).

b) **Defined benefit schemes** (or plans), where companies have a legal or constructive obligation towards their employees. Obligations under these plans can be:

- either funded over employees' years of service by contributions to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.


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- or unfunded and paid directly by the company to eligible employees on the vesting date.

For Michelin group, this primarily concerns:

- U.S., U.K. and Canadian pension plans
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the USA and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

• Recurring factors:

- Service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,
- Interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time
- benefit payments

• Non-recurring factors:

- changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels)
- changes in benefit formula

Some countries have introduced legislation authorizing or providing that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and managing the amounts received. In this case, employers nevertheless retain a legal and constructive obligation towards their employees. The funds management and investment policies differ from country to country and, in some cases, from one fund to fund.

The value of plan assets held in external funds also varies, depending on:
- the level of contributions received from employers and employees
- the level of benefits paid to eligible employees
- the return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.


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13.2 Actuarial assumptions

To calculate projected benefit obligations, actuaries use a number of long-term assumptions provided by the company (including inflation rate, rate of salary increases and discount rate). These assumptions are reviewed annually.

Assumptions used at December 31, 2004	North America	Europe	Other(3)
Rate of salary increases [1]	3.00% to 3.25%	2.75% to 3.90%	6.60% to 10.00%
Discount rate	5.75% to 6.25%	4.75% to 5.30%	9.20% to 11.00%
Average remaining service lives	13.1 years	14.0 years	10.4 years
Expected return on plan assets	8.00% to 8.50%	3.50% to 6.75%	9.20%
Actual return on plan assets for the year ended December 31, 2004 [2]	9.90% to10.00%	4.50% to 8.40%	14.80%

Assumptions used at December 31, 2003	North America	Europe	Other(3)
Rate of salary increases [1]	3.25% to 3.50%	3.00% to 4.00%	2.59% to 10.00%
Discount rate	6.25% to 6.50%	5.50% to 5.75%	2.00% to 11.00%
Average remaining service lives	13.8 years	13.9 years	18.5 years
Expected return on plan assets	8.00% to 8.50%	4.75% to 6.75%	2.00% to 9.20%
Actual return on plan assets for the year ended December 31, 2003 [2]	12.90% to 13.90%	2.00% to 8.30%	Not material

1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.
2) As of the measurement date.
3) Brazil, Japan and Nigeria in 2003.
4) Brazil and Nigeria in 2004.

13.3 Summary of the financial situation of defined benefit plans as at December 31, 2003 (in € thousand)

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2004	Total 2003
Projected benefit obligation	**4,870,853**	**-**	**4,870,853**	**4,527,392**
Fair value of plan assets	**- 3,965,345**	**-**	**- 3,965,345**	**- 3,761,960**
Funded status	**905,508**	**-**	**905,508**	**765,432**
Unfunded projected benefit obligation	**552,804**	**1,968,511**	**2,521,315**	2,506,102
Prior service cost	2,889	115,434	118,323	139,771
Unrecognized actuarial gains and losses	- 1,366,271	- 450,214	- 1,816,485	- 1,810,373
Net amount recognized	94,930	1,633,731	1,728,661	1,802,832
Amounts recognized in balance sheet				
Prepaid benefit cost			- 549,073	- 489,089
Accrued benefit cost			2,277,734	2,292,921

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:
- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

Where actuarial spreads are in excess of 10% of the highest of the PBO and the amount of assets under management, the portion beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' remaining active life. At December 31, 2004, actuarial losses amounted to €1,816 million.


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13.4. Change in the financial situation of defined benefit plans (in € thousand)

Defined benefit pension plan Other defined benefit plans (including medical care)	Pensions	Other benefit plans	Aggregate
Present value of obligations			
Opening balance at 01/01/2004	5,013,019	2,022,475	**7,035,494**
Exchange rate variations	- 158,958	- 98,567	- 257,525
Variation in scope of consolidation	-	-	-
Current service cost	98,513	52,366	150,879
Interest cost	283,713	113,070	396,783
Plan reorganization cost recognized in the year	4,058	-	4,058
Benefits paid	- 238,906	- 139,964	- 378,870
Other items	3,690	779	4,469
(-)Unrecognized actuarial gain/loss generated during the year	420,528	16,352	436,880
Unrecognized plan reorganization costs	-	-	-
At 12/31/2004 A	**5,423,657**	**1,958,511**	**7,382,168**
Fair value of plan assets			
Opening balance at 01/01/2004	3,761,919	41	**3,761,960**
Exchange rate variations	- 139,721	-	- 139,721
Expected return on plan assets	274,663	-	274,663
Contributions	212,331	-	212,331
Administration costs	- 4,160	-	- 4,160
Benefits paid	- 219,825	-	- 219,825
Unrecognized actuarial gain/(-)loss generated during the year	41	- 41	-
At 12/31/2004 B	80,097	-	80,097
Fair value of plan assets	**3,965,345**	**-**	**3,965,345**
Benefit plan unrecognized actuarial gain/loss of the year			
Opening balance at 01/01/2004	1,114,794	355,808	**1,470,602**
Exchange rate variations	- 43,094	- 28,692	- 71,786
Variation in scope of consolidation	- 34	34	-
Amortization of unrecognized actuarial differences	- 48,232	- 20,775	- 69,007
Amortization of unrecognized plan reorganization costs	- 67	12,055	11,988
Unrecognized actuarial differences generated during the year	340,570	16,350	356,920
Unrecognized plan reorganization costs generated during the year	- 555	-	- 555
At 12/31/2004 C	**1,363,382**	**334,780**	**1,698,162**
Net liability in balance sheet			
At 12/31/2004 D=A-B-C	**94,930**	**1,633,731**	**1,728,661**



13.4.1. Regional breakdown of the financial situation of other defined benefit plans (in € thousand)

	Other defined benefit plans (including medical care)			
	North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at 01/01/2004	2,484,878	2,501,654	26,487	5,013,019
Exchange rate variations	-158,007	-2,951	0	160,958
Change in scope of consolidation	-	-	-	-
Current service cost	52,799	45,061	653	98,513
Interest cost	148,850	135,908	955	285,713
Plan reorganization cost recognized in the year	1,581	1,058	419	4,058
Benefits paid	-131,530	-107,304	-72	-238,906
Other items	3,758	-914	848	3,690
(-)Unrecognized actuarial gain/loss generated during the year	90,808	329,270	500	420,578
Unrecognized plan reorganization costs	-	-	-	-
Present value of the obligations at 12/31/2004 A	**2,491,157**	**2,902,632**	**29,868**	**5,423,657**
Fair value of plan assets				
Opening balances at 01/01/2004	2,224,952	1,530,322	6,645	3,761,919
Exchange rate variations	-137,443	-2,330	52	-139,721
Expected return on plan assets	173,297	100,753	613	274,663
Contributions	144,336	67,995	-	212,331
Administration costs	-	-4,160		-4,160
Benefits paid	-131,498	-88,257	72	-219,825
Other items	-	41	-	41
Unrecognized actuarial gain/(-)loss generated during the year	34,160	45,567	370	80,097
Present value of obligations at 12/31/2004 B	**2,307,816**	**1,645,921**	**7,608**	**3,955,345**
Unrecognized actuarial gains/losses				
Opening balance at 01/01/2004	627,529	487,844	-579	1,114,794
Exchange rate variations	-42,257	-833	-4	-43,094
Variation in scope of consolidation	-	-34	-	-34
Amortization of unrecognized actuarial differences	-26,461	-21,771	-	-48,232
Amortization of unrecognized plan reorganization costs	-67	-	-	-67
Unrecognized actuarial differences generated during the year	56,784	283,658	130	340,570
Unrecognized plan reorganization costs generated during the year	-554	-1	-	-555
At 12/31/2004 C	**614,974**	**748,861**	**-453**	**1,363,382**
Net liability in balance sheet				
At 12/31/2004 D=A-B-C	**-431,633**	**503,850**	**22,713**	**94,930**


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13.4.2. Regional breakdown of the financial situation of other defined benefits plans (in € thousand)

	Other defined benefit plans (including medical care)			
	North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at 01/01/2004	1,359,640	563,380	99,455	2,022,475
Exchange rate variations	- 99,183	- 25	379	- 98,567
Change in scope of consolidation	-	-	-	-
Current service cost	20,474	31,286	624	52,386
Interest cost	78,091	35,649	1,330	113,070
Plan reorganization cost recognized in the year	-	-	-	-
Benefits paid	- 86,018	- 53,216	- 730	- 139,964
Other items	2,848	- 3,442	1,375	779
(-)Unrecognized actuarial gain/loss generated during the year	- 20,855	36,314	893	16,352
Unrecognized plan reorganization costs	-	-	-	-
Present value of the obligations at 12/31/2004 A	**1,255,985**	**609,928**	**102,598**	**1,968,511**
Fair value of plan assets				
Opening balances at 01/01/2003	-	42	- 1	41
Exchange rate variations	-	-	-	-
Expected return on plan assets	-	-	-	-
Contributions	-	-	-	-
Administration costs	-	-	-	-
Benefits paid	-	-	-	-
Other items	-	- 42	1	- 41
Unrecognized actuarial gain/(-)loss generated during the year	-	-	-	-
Present value of obligations at 12/31/2004 B	-	-	-	-
Unrecognized actuarial gains/losses				
Opening balance at 01/01/2003	405,659	- 51,352	1,501	355,808
Exchange rate variations	- 26,850	2	- 44	- 26,892
Variation in scope of consolidation	-	34	-	34
Amortization of unrecognized actuarial differences	- 23,626	2,880	- 29	- 20,775
Amortization of unrecognized plan reorganization costs	11,319	736	-	12,055
Unrecognized actuarial differences generated during the year	- 20,855	36,912	893	16,950
Unrecognized plan reorganization costs generated during the year	-	-	-	-
At 12/31/2004 C	**343,847**	**- 11,388**	**2,321**	**334,780**
Net liability in balance sheet				
At 12/31/2004 D=A-B-C	**912,138**	**621,316**	**100,277**	**1,633,731**


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13.5 Changes in financial statements (in € thousand)

13.5.1. Balance sheet

	Defined Benefit pension plans	Other Defined Benefit pension plans (including medical care)	Total 2004	Total 2003
At January 1, 2004	135,306	1,666,626	1,802,932	2,215,854
Exchange rate variations	**22,736**	**- 67,202**	**- 44,466**	**- 166,626**
Charges recognized for the year	158,001	172,833	330,834	347,440
Contributions paid to fund managers	- 205,748	-	- 205,748	- 126,502
Benefits directly paid to beneficiaries	**- 18,200**	**- 138,147**	**- 156,347**	- 209,613
Variation of scope of consolidation	- 41	- 579	- 420	23,350
Benefit plan changes recorded as exceptional gain	1,876	-	1,876	- 276,971
At December 31, 2004	**94,930**	**1,633,731**	**1,728,661**	**1,802,932**

Annual charges are determined by independent actuaries at the start of the financial year, as follows:

- charges corresponding to acquisition of an additional year of rights ("Cost of services rendered during the financial year"),
- charge corresponding to annual discount ("Financial cost"),
- income from estimated return on assets ("Expected return from plan assets"),
- gain/loss from changes in plan services ("Cost of passed services"),
- gain/loss from any reduction or liquidation of plan.

13.5.2. Consolidated statement of income

In 2004, net charges recorded in the consolidated statement of income amounted to €348.5 million, breaking down as follows (based on the average rate for the period) :

Net charges recorded in the consolidated statement of income	2004	2003
Cost of service	154,197	178,120
Interest Costs	418,679	440,462
Expected asset return	- 291,709	- 275,474
Actuarial gain/loss generated in the year	74,205	53,970
Cost of past services	- 10,360	- 2,289
Effect of reductions or liquidations of benefit plans	1,527	- 27,032
Sub-total recorded under payroll costs	346,539	367,787
Plan changes recognized as exceptional gain	2,004	- 306,570
Total	348,543	61,217

13.6 Share Option Plans

Share Option Plan Situation as at December 31, 2004:

Date			Number of options				call price in euros
Allocation	Call	Expiry	Allocated	called	canceled	balance	
May 2002	May 2006	May 2011	716,600	0	17,100	699,500	44.00
May 2003	May 2007	May 2012	243,000	0	4,200	238,800	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	2,000	224,200	34.00
May 2004	May 2008	May 2013	179,900	0	0	179,900	40.00
July 2004	July 2008	July 2013	129,100	0	1,200	127,900	44.50


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14. Subordinated debt and other long and short-term debt (in € thousand)

	At Dec 31, 2004	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec 31, 2003
Subordinated debt	500,000	-	-	500,000	500,000
Other long and short-term debt:	**500,000**	-	-	**500,000**	**500,000**
Other long and short-term debt:					
- Convertible bonds	1,824,919	70,021	1,254,898	500,000	1,890,161
- Trade receivable securitizations (note 7)	675,056	675,056	-	-	788,976
- Lease purchases	246,020	57,908	107,707	80,405	257,286
- Other long and short-term debt	1,632,718	1,202,027	408,491	22,200	1,777,095
Subtotal, other long and short-term debt	**4,378,723**	**2,005,022**	**1,771,096**	**602,605**	**4,713,518**
Total	**4,878,723**	**2,005,022**	**1,771,096**	**1,102,605**	**5,213,518**

Debt secured by collateral at December 31, 2004

excluding lease purchases and trade receivable securitizations: 76,594

Subordinated debt

On December 3, 2003, the Group made a 30-year 500 EUR million last-ranking subordinated issue (TSDR – Titres Subordonnés de Dernier Rang), callable from December 3, 2013 at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or prepayments are made, the TSDRs provide for a differed coupon payment option.

Bond issue

In April 2002, the Group launched a bond issue in two tranches:

- €1 billion tranche with a 6.125% coupon, maturing in April 2009,
- €500 million tranche with a 6.5% coupon, maturing in April 2012.

In November 2004, the Group bought up and cancelled an EUR 50 million block from the bond tranche due to mature in April 2009.

Net debt at December 31, 2004 breaks down as follows (in € thousand):

- Subordinated debt 500,000
- Long and short-term debt 4,378,723
- Cash equivalents and other short-term investments . . . . - 235,258
- Cash . . . . - 1,420,140

Total 3,223,325


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Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

(in € thousand)

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro and EMU currencies	101,422	1,568,399	6.1	1,669,821	51.8
Swiss franc	- 835,626	6,482	3.7	- 829,144	- 25.7
Pound sterling	250,255	-	-	250,255	7.8
Other non-euro-zone currencies	229,657	-	-	229,657	7.1
Total European currencies	**- 254,292**	**1,574,881**	**6.1**	**1,320,589**	**41.0**
U.S. dollar	954,090	165,010	5.0	1,119,100	34.7
Canadian dollar	108,814	-	-	108,814	3.4
Total dollar zone	**1,062,904**	**165,010**	**5.0**	**1,227,914**	**38.1**
Other currencies	610,863	63,959	2.3	674,822	20.9
Total	**1,419,475**	**1,803,850**	**5.9**	**3,223,325**	**100.0**

15. Off-balance sheet commitments (in € thousand)

	Dec. 31, 2004	Dec. 31, 2003
Commitments given:		
- Guarantees given	125,998	75,715
- Future minimum lease payments under non-cancelable operating leases	641,243	646,709
- Discounted bills	5,392	5,808
Total	**772,633**	**728,232**
Commitments received:		
- guarantees received	160,862	154,092


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NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by Comité de la Réglementation Comptable dealing with consolidated financial statements.

16. Payroll costs (in € thousand) and number of employees

	2004	2003
Payroll costs	4,871,909	4,996,925
Average number of employees of fully-consolidated companies	126,474	127,210

17. Research and development costs (in € thousand)

Research and development costs amount to:

- 2004 : 673,774
- 2003 : 710,475

18. Impairment charges (in € thousand)

	2004	2003
Net charges for impairment of:		
- inventories	12,515	- 645
- receivables	- 15,190	9,689

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense (in € thousand)

	2004	2003
Interest income and expense	- 195,413	- 211,901
Exchange gains (losses)	- 3,947	- 1,880
Amortization and net movements in allowances for impairment of financial assets	- 6,621	- 4,501
Net change in provisions	- 7,236	- 5,605
Total	**- 213,217**	**- 224,887**


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20. Non-recurring income and expense (in € thousand)

	2004	2003
Reorganization costs	- 55,263	- 192,365
Other non-recurring items	- 150,792	211,044
Total	**- 206,055**	**18,679**

Restructuring costs break down as follows (in € million):
- Europe . . . . - 48.5
- Other regions . . . . - 6.8

Other non-recurring items break down as follows (in € million):
- Europe . . . . - 131.0(1)
- North America . . . . - 10.2
- Other regions . . . . - 9.6

(1) Of which EUR 108 million with respect to probable loss to the Group of contemplated transfer of Michelin Wheel operations (see note 11).

21. Segment information (in € thousand)

Business segments	Passenger Cars-Light Trucks	Trucks	Other businesses	Inter-segment eliminations	Total
	2003				
Property, plant and equipment, net	2,595,385	1,303,562	(1) 1,764,544	-	5,663,491
Sales	7,456,824	3,968,507	4,859,338	- 914,847	15,369,820
Operating income	664,002	521,490	- 42,420	-	1,143,072
	2004				
Property, plant and equipment, net	2,692,413	1,390,225	(1) 1,687,234	-	5,769,872
Sales	7,527,664	4,220,617	4,846,179	- 905,678	15,688,781
Operating income	730,924	546,423	19,760	-	1,258,127

1) Including shared assets:
- 2004 : 709,383
- 2003 : 674,921

Geographical regions	Europe	North America and Mexico	Other	Total
	2003			
Property, plant and equipment, net	3,375,356	1,622,487	665,648	5,663,491
Sales	8,035,569	5,311,034	2,023,217	15,369,820
	2004			
Property, plant and equipment, net	3,529,373	1,524,990	715,509	5,769,872
Sales	8,322,234	5,218,431	2,148,116	15,688,781

22. Management compensation

Compagnie Générale des Etablissements Michelin is managed by Managing Partners ("Gérants") who are also General Partners ("associés commandités") of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.


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2004 Highlights



Business strategy - Acquisitions – Partnerships

Indonesia: Michelin and PT Gajah Tunggal Tbk sign business co-operation agreements

Indonesia: Michelin and PT Gajah Tunggal Tbk sign business co-operation agreements

On May 12, 2004 Michelin & PT Gajah Tunggal Tbk (GT) have signed business co-operation agreements focusing on the manufacture of passenger car tires and distribution activities in Indonesia.

Under the manufacturing part of the agreement, GT will produce a selected range of Michelin Group's brands of car tires (excluding the Michelin brand), including high speed rated tires, for various markets served by Michelin. In this context, Michelin and GT have announced that Michelin simultaneously acquired 10% of GT's share capital. GT expects this co-operation to strengthen its manufacturing base.

Under the distribution agreement, GT will distribute in Indonesia, through its extensive network, a selected range of Michelin Group's passenger car and light truck tires, including Michelin and BFGoodrich brands, for the replacement market. This agreement will enhance GT's and Michelin's distribution and market positions in Indonesia.

Gajah Tunggal (GT) was founded in 1951 and is the largest tire manufacturer in South-East Asia. GT is recognized for its tires of high standing international quality, having produced off-take for a number of international tire companies. GT is also recognized as a South-East Asian pioneer tire brand exported in more than 80 countries throughout the Middle-East, North America, Europe and Australia.



Hungary: the Nyiregyhaza site will manufacture Passenger-car/Light truck tires

To cater to growing demand in Central Europe, the Hungarian site of Nyiregyhaza will produce Michelin Passenger-car/Light truck tires.

Following adjustment of production plant in the second half of 2004, the plant should begin its new production operations in mid-2005.

The plant's workforce will be trained in other Michelin Group sites.

Brazil: Michelin ramps up truck tire production capacity

In June 2004, the group announced its intention to invest some US$ 98 million over the next 2 years to build capacity in its two industrial sites in the state of Rio de Janeiro. The operation will lead to the creation of more than 160 direct jobs and 800 indirect ones.



The investments, which concern the Campo Grande truck tire plant and the Itatiaia metal cord plant, will raise existing capacity by 40%.

Today, Michelin is Brazil's No1 radial truck tire manufacturer. By raising production capacity, Michelin intends meeting increasing demand for its products and its share of the replacement and OE market, reducing imports and, as the case may be, exporting excess production to other countries.


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Russia: Inauguration of the Davydovo plant

The Davydovo plant, inaugurated by Edouard Michelin in July 2004, manufactures Michelin branded tires for passenger cars to cater to strong demand the Russian market, which represents 25 million replacement tires in this segment. Michelin will be stepping up production in 2005.

Europe: distribution network strengthened

The Euromaster tire distribution network has fully absorbed the Viborg network. Although some problems remain in the UK due to a competitive environment, Spain and France post a good performance and Germany's profitability has improved.

North America: Michelin strengthens its positions on the retread market

Michelin truck tires and Michelin Retread Technologies (MRT), based on proprietary compounds and treads have been adopted by large truck fleets and independent truckers alike. MRT's network of franchises which distributes the tires and carries out retread work as well as the relevant maintenance work was extended from 36 to 56 workshops in 2004. Michelin Americas Truck Tires (MATT) and Michelin Retread Technologies also extended their portfolio of key accounts in North America, after the contract signed on 1 August with Yellow Roadway, Schneider and Penske.

Continued Mobility

A century after it invented the spare wheel, Michelin is now actively developing alternative solutions to make it a thing of the past while improving driver safety.

It's an irreversible trend: the spare tire is on the way out.

Carmakers are keen to do away with the dead weight so as to gain space, reduce vehicle weight and thus fuel costs and innovate in the area of vehicle design.

At the same time, the use of a tire solution to the run-flat question enhances safety for the driver, who will no longer have to stop in an emergency at the side of the road, at night or in the rain, to change a flat tire.

Confident that tire solutions have the upper hand while remaining attentive to its OEM partners, Michelin has developed 2 solutions, at different levels, to meet various market expectations:

- The self-supporting tire: Michelin ZP

A solution for the lower end of the market, consisting of a conventional tire with reinforced sidewalls enabling a vehicle to travel for 80 km at 80 km/h with a flat tire.

- PAX Technology: Michelin PAX System

A technological innovation, more environment-friendly, bringing the driver enhanced performance and safety and enabling a vehicle to travel for 200 km at 80 km/h with a flat tire.

The year 2004 confirmed that there will be no going back on removal of the spare tire. Several OEMs have built this major change into their strategies.


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Michelin ZP: BMW chooses Michelin's self-supporting solution

In October 2004, BMW launched its new Series 1 on the European market and is fitting it as standard with Michelin ZP.

Michelin thus supports OEMs in their effort to do away with the spare wheel and delivers be best self-supporting solution available when they opt for this technology.

Michelin PAX System crosses the Atlantic in 2004

From the fall of 2004, OEMs on both sides of the Atlantic reaffirm their interest for PAX System: Honda in the United States and Audi in Europe build PAX System into their respective strategies. Thus, two very different approaches are being used to leverage this major innovation, which combines enhanced tire performance and safety in case of pressure loss with respect for the environment.



Audi: Michelin PAX System across the range

With launch in fall 2004 of the new A4 Audi, the German carmaker proposes the PAX System option on all of its Audi A8/A6/A4 sedans.

Honda Odyssey, Michelin PAX System fitted standard

Launched in September 2004 in the USA, the new Honda Odyssey Touring mini-van comes with PAX System as standard equipment. The Honda Odyssey is one of the most popular minivans in North America.

Excellent road holding and comfort and, above, guaranteed safety in all circumstances are PAX System's key benefits used by the Japanese carmakers to gain competitive edge for the Honda Odyssey in North America.

Michelin-Toyo licensing agreement: the fifth tire manufacturer to adopt PAX System

On May 3rd, 2004 Michelin Group and Toyo Tire & Rubber Co.,Ltd have signed a licensing agreement that will give Toyo the opportunity to manufacture and sell PAX System.

After Michelin, Pirelli, Goodyear and Sumitomo Rubber Industries, Toyo becomes the fifth tire manufacturer to adopt PAX System. Thus it covers all key zones of the automotive market: America, Europe and Asia.

This agreement highlights Toyo's recognition of the superiority of PAX System technology and its potential as the new standard of the tire industry.

With this agreement, Michelin pursues its strategy of promoting PAX System as the new passenger car tire standard.


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Kleber

Innovation/Products

PASSENGER CAR

Kleber Protectis launched in Germany, Switzerland and Austria

In June 2004, Kleber launched the Protectis range in Germany, Switzerland and Austria and on this occasion, adapted its anti-puncture concept to its summer and winter tire offering with the Protectis and Krisalp HP Protectis ranges.

New Michelin Pilot Exalto granted the "highly recommended" rating by ADAC, the largest independent German automobile club.

The new Michelin Pilot Exalto tire achieved the highest score in the dry surface tests and was highly rated in the wet surface tests. Pilot Exalto which was presented in March 2004 at the Geneva Motor Show is the latest addition to the Michelin high performance range. It is intended for sports and leisure vehicles and delivers optimum performance on wet and dry roads together with unsurpassed per-kilometer longevity for its category. It has been the standard fitment for Renault Clio RS since December 2003 and has been available on the replacement tire market since April 2004.

The Michelin Alpin range received three stars by German Automobile Club ADAC for the third year in a row.

ADAC, together with its counterparts in Austria (ÖAMTC - Österreischischer Automobil-Motorrad- und Touring-Club) and Switzerland (TCS - Touring Club Suisse) carried out resistance tests on 35 models. In all of the tests, the Michelin Alpin and Michelin Pilot Alpin obtained the highest ratings—"specifically recommended" (ADAC) and "highly recommended" (ÖAMTC and TCS).



Michelin ranked highest in JD Power's Asia Pacific 2004 Japan Winter Tire Customer Satisfaction Index

According to JD Power, Michelin ranks highest in customer satisfaction with winter tires in Japan. The study was based on responses from 1,130 customers who purchased a new passenger vehicle between January 2001 and June 2003 and own winter tires. Respondents have driven their winter tires an average of 7,226 km prior to being surveyed. Michelin received the highest ratings from owners in all 5 factors driving customer satisfaction: tire performance on snowy/icy road conditions, tire performance on normal road conditions, tire durability, tire appearance and tire contribution to fuel savings.

On September 23rd, 2004 at the Paris Auto Show, Edouard Michelin presented the Group's strategy: leading the way towards improved mobility. On this occasion, he unveiled three major innovations for tomorrow's mobility: Michelin Airless, Michelin Tweel and Michelin Active Wheel, which could revolutionize our driving experience within a decade or two.


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Michelin Hy-Light, Michelin's concept-car to promote clean mobility.

On October 12, 2004 Michelin chose Challenge Bibendum 2004 to present its own concept-car embodying its vision of safer, environment-friendly mobility: Michelin Hy-Light. Michelin's concept car is a local pollution-free electric car that will reach 100 km/h in twelve seconds. It features a wheel-borne active electric suspension and chassis stability control device.



Imprudence ? Excès de confiance ?
... pas avec des pneus MICHELIN !







TRUCKS

XOne Tire: market success for an undisputed innovation

The XOne tire won several prizes in 2004 including SAE's (Society of Automotive Engineers) in North America that rewards an innovative product with industrial applications which has a major positive impact on the environment and MAN's which gave it the "Trucknology Supplier 2003" prize during launch of its new TGA range. In June 2004, VOS Logistics, a big European transport firm, ordered more than 115 TGA tractors fitted with XOne

The new MAN NL 283 fitted with Michelin XOne extra large tire, was elected "Bus of the Year" in June 2004 by a jury of 20 European bus and coach industry journalists rides on. The tire is one of the key benefits of this new bus, as it takes up less room than conventional twin mounts, freeing up space between the rear wheels and enabling the rear gangway to be widened. This improves the flow of passengers and access for the disabled, thereby shortening the time it takes for passenger to enter and leave the bus and reducing route travel times.

Michelin showcased its latest innovations at IAA, the International commercial vehicle exhibition

Michelin presented the Energy E2 range at the Hanover Motor Show (September 23-30). This double- wave sipes tire solution is designed for small trucks and concept trucks weighing 6 -12 metric tons. The range replaces the Michelin E range and delivers enhanced grip as well as a 20% increase in average mileage covered for the driving wheels and 10% for the front wheels.

Michelin equips Renault's Radiance Concept Truck.

One highlight of the International commercial vehicle exhibition was Renault's Radiance concept truck. Its front axle is fitted with Michelin Anti-Splash Energy and the rear axle with Michelin X One Energy tires.


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India: new truck and bus radial tire launches

Michelin Apollo Tyres Ltd, the new joint venture company set up by Michelin and Apollo Tyres Ltd, unveiled its new radial truck and bus tires targeted at the Indian market. Based on Michelin's leading technology, the new range will be distributed through Apollo's large dealer network. The truck tires are specific to the Indian market and their sidewalls will feature both the Michelin and Apollo trademarks.

The new truck tires will initially be imported, and then produced at a new manufacturing facility in India. This factory is expected to be operational by the end of 2005.

Given the increasing rate of road infrastructure development in the Subcontinent, this new truck and bus radial tire offer is expected to accelerate the growth of the radial truck tire market in India.

Two Wheels



MICHELIN PRO GRIP - The best of Racing technology available in a limited edition from September 2004

Cycling enthusiasts can now acquire the Michelin Pro Grip racing solution for damp conditions and wet surfaces. This special series will be sold in limited quantities.

Michelin Pro Grip was widely acclaimed by professionals in the Spring 2004 races. The tire solution even opened up new pack racing strategies: Michelin Pro Grip's soft rubber compound derived from GP and Formula 1 wet-weather tires delivers exceptional (60% better than Michelin Pro Race) and guarantees total trajectory control when cornering on wet surfaces and unprecedented banking capability. It also ensures genuine safety in the event of emergency braking.



Michelin presents the first 100% Supermotard tire

With the creation of a world championship in 2002 and more and professionals and manufacturers attracted to the discipline, Super Motard racing is booming. Michelin felt drawn to support and encourage this growth and engaged in extensive research to deliver Michelin Supermotard, the first tire specifically developed for this type of competition. Exclusively designed for track use, the tire meets the vast majority of conditions and needs no regrooving. It is now available worldwide.

Eurobike Show Michelin presents its 2005 range.

The Friedrichshafen international cycle show which was held from 2 - 5 September 2004 showcased Michelin's Road, Touring Hybrid and Mountain Bike ranges for 2005. For road cycling, Michelin's Pro2 range, made up of Michelin Pro2 Race, Michelin Pro2 Grip and Michelin Pro2 Light available from January 2005, delivers top-class performance.

In the mountain bike segment, Michelin introduced the Tribes, Experts and Country segments which are based on type of use. And to cater to Cross Country, Enduro and Free Ride markets, Michelin is also launching two new tread designs: All Mountain and XCR A/T.


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AIRCRAFT

Michelin to equip the A380 aircraft.

On January 20, 2005 Michelin announced that Airbus had chosen Michelin Tires for the A380.

Michelin developped a tire capable of bearing 33 tons at 378 km/h thanks to which the overall aircraft weight has been cut by 360 kg compared with the previous generation of aircraft tires.

Michelin equips Virgin Atlantic Aircraft with Concorde Technology



The new ultra long range A340-600 aircraft operated by Virgin Atlantic Airways will benefit from NZG radial technology. Michelin and Virgin Atlantic Airways signed a five-year exclusive contract to equip Virgin's Atlantic fleet comprising Boeing B747-400, Airbus A340-300 and A340-600 aircraft with Michelin tires.

EARTHMOVER

MINExpo: The latest tire of the XDR family

At Minexpo, Las Vegas, 27-30 September 2004, the Earthmover product line unveiled the Michelin 56/80R63 XDR range. Designed for giant dumper trucks, this 1.425m wide tire measures 4m in diameter, weighs 4.9 tons and has a load-bearing capacity of 100 tons. It is already fitted to the Liebherr T282B and will be original equipment for a new truck to be launched by mid-2005.



AGRICULTURAL



Michelin XeoBib wins 4 gold medals

Michelin XeoBib, the new tire concept that runs at constant low pressure of 1 bar or less in the fields and on the road, delivers enhanced safety at slower and higher speed. It received the Agribex 2004 Golden Ear award. The tire's revolutionary architecture significantly reduces soil compaction and contributes to crop yield. Michelin XeoBib had already garnered the Agritechnica gold medal at Hanover (Germany) and Eima Bologna (Italy). At the end of 2003, it won the Innovation Prize in the Transportation category at the Dutch Agricultural fair at Zuid-Laren (Netherlands).


MICHELIN
A better way forward



Travel Assistance

Michelin innovates with a new "Regional" map concept for France

The "Regional" maps complete Michelin's offering of a new generation of road maps for France launched in 2002. To meet motorists' multiple expectations and guarantee an enjoyable travel experience, the Michelin France map collection includes four innovative ranges: National, Local, Zoom and, since April 1st 2004, Regional.

Research and Development

In February 2004, Michelin North America, Inc. and Michelin Americas Research and Development Corporation announced their partnership in the Clemson University International Center for Automotive Research. Michelin will invest $3 million over five years to endow a professorship in Vehicle Electronic Systems Integration. MARC plans to use the center to expand automotive research it conducts with Clemson University, OEMs, other automotive suppliers and government organizations. The Clemson University International Center for Automotive Research (ICAR) will open in fall 2006.



Finally, Michelin's involvement in ICAR will accelerate the development of state-of-the-art electronics and intelligent tire systems for automobiles and trucks.

Communication

Michelin adopted a new corporate baseline

On May 14, Michelin launched its new corporate baseline, **A better way forward**. Unveiled at the Annual Shareholders' Meeting, the baseline reaffirms the company's mission of "contributing to sustainable mobility of goods and people by making transportation safer and easier, as well as more efficient and enjoyable."

The new baseline underscores Michelin's daily commitment of improving mobility, reflected in its innovative products and services.

The "Michelin, a better way forward" baseline has been adapted to 31 local languages.


MICHELIN
A better way forward

Finance

Michelin's Financial rating confirmed in June 2004

Moody's confirmed its long-term and short-term ratings of Baa2 & P-2 and Baa1 & P-2 for CGEM and CFM respectively

Standard & Poor's confirmed its BBB+/A/2 issuer ratings for CGEM with a negative outlook.

Michelin's sales reporting policy amended in April 2004

In light of the competitive environment, Michelin has decided to adopt a new presentation for its sales reporting. The Group believes that it is in the best interests of its shareholders to be consistent with industry-wide reporting standards.

Accordingly, Group sales variations compared to the market will be expressed in qualitative terms as follows:

- = means Michelin's performance in relation to the market is +/- 0.5%
- – means Michelin's performance in relation to the market is between - 2.5% and – 0.5%
- –– Michelin's performance in relation to the market is > - 2.5%
- + Michelin's performance in relation to the market is between 0.5% and 2.5%
- + + Michelin's performance in relation to the market is in excess of 2.5%.

Michelin sets forth the main Group accounts items impacted to date by transition to IFRS standards

On January 20, 2005 Michelin convened a meeting with analysts at which Mr. Michel Rollier, Group CFO, assessed the main Group accounting items currently recognized as being impacted by transition to IFRS standards. In line with French market authority recommendations, Michelin thus provided the international financial community with all available information required to make a fair assessment of the Group's situation in light of the forthcoming change in accounting standards. In conclusion, Mr. Michel Rollier stressed that the main impact areas on Group consolidated accounts were identified and under control. Adoption of IFRS standards has consequences both in terms of measurement and presentation.


MICHELIN
A better way forward



Performance and Responsibility



Challenge Bibendum

The year 2004 was a turning point for Michelin's performance and responsibility in the service of environment-friendly mobility. Michelin shared its vision of mobility for the future at Challenge Bibendum 2004, hosted by China in Shanghai. One of the world's premier clean vehicle events, Challenge Bibendum 2004 fully fulfilled its role as a platform for car manufacturers and decision-makers worldwide to discuss their strategies and renew their commitment to environment-friendly technologies and policies. Shanghai 2004 Challenge Bibendum will also stand out as an event in which actors worldwide declared safety a key global concern.

Road Safety

On December 16, Michelin, member of the European Road Safety Charter and founder of Challenge Bibendum, joined a five-year international project dedicated to reducing road traffic casualties in the developing countries.

Michelin and its shareholders

In 2004, Michelin organized meetings with its shareholders in Paris and in the regions.

In January 2004, at a meeting organized in Paris at Carrousel du Louvre under the chairmanship of Mr. Edouard Michelin, attended by 2,600 Group shareholders, a number of workgroups were held on strategic themes such as international development, the environment and innovation.

A number of local meetings have been organized since December 2004 in regional towns along with other companies. The first two such meetings were held in Bordeaux on December 1 and Strasburg on December 16.


MICHELIN
A better way forward

Michelin and its employees

Forward Job planning and productivity measures

In France, Michelin recruited 785 people in 2004, including more than 280 managers, collaborators, technicians and supervisors and 500 production workers. These recruitments reflect the Company's need to make up for retirements in the next few years.

In June 2004, as part of MFPM's job management plan, the Company indicated that close to 6000 staff would leave the Company before the end of 2006 as a result of retirement leave, as part of an early retirement scheme or through staff turnover.

On account of this large outflow and of the need to renew our age pyramid, the Company will maintain the recruitment momentum begun in 1998 and recruit on average one thousand new staff every year over the 2004-2006 period.

On June 17, 2004 an agreement on a voluntary early retirement scheme PRP (Pré Retraite Progressive) was concluded with staff representative bodies. Pursuant to the agreement, French public authorities authorized conclusion of an Early Retirement Scheme. This scheme will allow the employees concerned (760 staff including 90 production and administrative workers to prepare for retirement through a gradual reduction of their working hours.

In Germany, the Workers Committee and trade union representatives have signed in September 2004 a cost reduction agreement to make the German sites more competitive;

In North America, Michelin and the metal workers union (USWA) signed new pay agreements in August 2004 in the 3 BFGoodrich Tire Manufacturing plants in the United States and in one Canadian site. Under these agreements, a 20% cut in payroll costs was negotiated, based on substantial cost control and operational efficiency measures. As a result, all 4 plants should bridge the competitivity gap and go a long way towards adopting the competitivity and flexibility standards of the other North American plants.


MICHELIN
A better way forward

Contacts


MICHELIN

Michelin
Place des Carmes-Déchaux
63040 Clermont-Ferrand cedex 9
FRANCE

Press

Fabienne de Brébisson	Telephone	33 (1) 45 66 10 72
	Fax	33 (1) 45 66 15 53
	e-mail	Fabienne.de-brebisson@fr.michelin.com

Institutional shareholders and financial analysts

Antonin Beurrier	Telephone	33 (1) 45 66 16 15/ 33 (4) 73 32 24 53
	Fax	33 (1) 45 66 13 19/ 33 (4) 73 32 27 16
	e-mail	antonin.beurrier@fr.michelin.com Investor-relations@fr.michelin.com
Jacques-Philippe Hollaender	Telephone	33 (4) 73 32 18 02/33 (1) 45 66 11 07
	Fax	33 (4) 73 32 27 16/33 (1) 45 66 13 19
	e-mail	jacques-philippe.hollaender@fr.michelin.com Investor-relations@fr.michelin.com

Individual shareholders

Anne-Marie Vigier-Perret	Telephone	33 (4) 73 98 59 00
	Fax	33 (4) 73 98 59 04
	N° Vert	0 800 00 02 22

Web site http://www.michelin.com


MICHELIN
A better way forward

Letter to Shareholders

MARCH 2005

Dear Madam, Dear Sir,
Dear Shareholder,

The results obtained in 2004 are confirmation of the progress Michelin has consistently accomplished in recent years. By pursuing our strategy of selective growth, and through strict cost control, we have been able both to absorb spiralling external costs and to improve our performance at all levels.
Prominent among the year's fine achievements, allow me to mention the constant progress in safety that we have made in our plants. The accident rate has fallen again, and by 42% this time, after a 45% drop in 2003.
I wish to salute here the unflagging commitment of all Michelin teams.

Headway has been made in all business segments. The operating income has reached an all-time high, and at 8.3% the operating margin has increased by 0.9 points.
Net income is up 60%, and net financial debt continues to show a downward trend, moving from 78% to 69% of equity.
The Group has generated a positive free cash flow for the fourth year in a row, whilst investing actively in its industrial growth and research.

The dynamics of this progress and the confidence which we have in the Group's future enable us to submit to the approval of the forthcoming Annual Shareholders' Meeting a net dividend of 1.25 euros, which is an increase of 35%.
After the dividend pause last year, we feel that this rise in dividend will prove to be motivating not only for all our institutional Shareholders, but also our individual Shareholders, more than 67,000 of whom work for Michelin, and who are particularly sensitive to our dividend policy.

At the next Shareholder's Meeting, Mr. Zingraff and I will propose that our Chief Financial Officer, Mr. Michel Rollier, be appointed Managing Partner. Mr. Rollier has a vast experience of the Michelin Company. He has made a formidable contribution to its operations and managerial efficiency. As a joint Managing Partner, Mr. Michel Rollier will be in a position to help steer the Company and, upon Mr Zingraff's retirement, to ensure a seamless transition.

We will also recommend appointing two new independent members on the Supervisory Committee, Mrs. Laurence Parisot, a French national, CEO of Optimium and the IFOP Group, and Mr. Patrick Cox, an Irish national, Senior Partner of European Integration Solutions and former President of the European Parliament. This will further enhance the representation of Shareholders in the close relationship between Michelin and its Supervisory Committee.

The year 2005 promises to be yet another one in which challenges will abound and in which we shall have to bear the additional burden of further raw material cost increases. But despite this negative factor, we expect the dynamics of our progress combined with our proven competitive edge to ensure we post operating results at least as good as last year's.
We are already well on our way to reaching our strategic objectives.

Thank you for your trust,

Edouard Michelin

MICHELIN
A better way forward



Michelin delivers significant performance improvement, despite continuing inflation of external costs

- Operating income is up by 13.7%, with the operating margin gaining 0.9 percentage points over 2003 at 8.3%;
  The "Other Activities" segment has returned profits for the first time since 2000. Consequently, each of the Group's three activity segments has contributed to this performance;
- Net income has risen 60%;
- Net financial debt has decreased for the fourth consecutive year.

In millions of euros (French GAAP)*	December 31, 2004	Variation 2004 / 2003	December 31, 2003
Net sales	**15,689**	+ 2.1%	15,370
At constant scope and exchange rate		*+ 6.0%*	
Operating income	**1,299**	+ 13.7%	1,143
Operating margin as a % of net sales	**8.3%**	+ 0.9 pt	7.4%
Net income	**527**	+ 60%	329

*The rules and methods applied for the establishment of the consolidated accounts at December 31, 2004 comply with accounting rule 99-02 of the French Committee of Accounting Regulations (Comité Français de la Réglementation Comptable)

At 8.3%, the operating margin shows a significant improvement on 2003 (7.4%), in spite of the deterioration in the operating environment

In 2004, steadily escalating external expenses cost the Group the equivalent of 35% of the total operating income, producing a 3.1 percentage point negative effect on the operating margin.

The jump in external costs is, once again, primarily related to raw material consumption costs (+ 11% compared to 2003 at constant exchange rate). However, the Group was able to more than absorb these costs and show a 0.9 percentage point gain in its operating margin over 2003, because of the improvements in price mix (+3.2%) combined with a 2.7% volume growth.

In conjunction with sustained growth in productivity, these achievements highlight the lasting success of Michelin's strategy which is focused on selective growth and improved industrial flexibility.

Another key element of this strategy is the balanced geographical spread of the Group's sales and production which helped to mitigate the influence of exchange rate fluctuations. In virtue of the protection afforded by this strategy, the appreciation of the euro versus the dollar (+9% year-on-year) has had only a slightly negative impact.

Lastly, the influence in the scope of consolidation has been minor, as the fully integrated operations of Viborg were consolidated over 12 months, against 9 months in 2003.

Earnings for 2004

Net income is up 60%

Net income includes 206 million euros of non-recurring losses, more than half of which corresponds to a provision booked to cover a potential loss on the planned transfer of Michelin's activities in the wheel business to the German family-owned company Mefro, as announced in February 2005.



Once again Michelin has produced a strong cash flow to finance growth and selective acquisitions

Taking advantage of a substantial cash flow representing yet again almost 9% of net sales, Michelin was able to allocate 1.1 billion euros, i.e. 7% of net sales, to capital expenditure, in consistency with the Group's strategy.

Increases in capacity and in selective acquisitions in the course of the financial year were essentially targeted at strengthening the Group's foothold in certain key emerging markets, such as China, Indonesia, India, Thailand, Rumania and Russia.

After financing the Group's expansion in 2004, free cash-flow remains positive for the fourth year in a row at 226 million euros.

Continued decrease of the Group's financial debt in 2004

At 3,224 million euros, net financial debt decreased by 6.3% compared with 2003. Once again, Michelin was able to bring down its gearing ratio (net debt/equity), which now stands at 69%, compared to 78% at the end of 2003.

* Free cash-flow : cash-flow – change in working capital required – total net investments (capital expenditures and financial investments)

Financial information by activity

French GAAP	Operating income					Operating margin (% of sales)	
	2004		2003		Variation 04 / 03	2004	2003
	Millions of euros	% of total	Millions of euros	% of total			
Passenger Car-Light Truck	731	56.3 %	664	58.1 %	+ 10.1 %	9.7 %	8.9 %
Truck	548	42.2 %	521	45.6 %	+ 5.2 %	13.0 %	13.1 %
Other activities*	20	1.5 %	(42)	- 3.7 %	+ 147 %	0.4 %	(0.9 %)
Group total	1,299	100 %	1,143	100 %	+ 13.7 %	8.3 %	7.4 %

*Other Group activities include specialty tires, distribution activities, wheels, maps and guides, ViaMichelin and Michelin Lifestyle. Each of them accounts for less than 10% of the Group's consolidated net sales. The results of these activities may vary substantially. Usually, the operating profitability of distribution is below that of manufacturing activities.

The **Passenger Car-Light Truck** segment posted a 9.7% operating margin, up by 0.8 percentage points compared to 2003.

Given the context of highly contrasted markets and the strong increase in the cost of raw materials described above, the successful performance of this activity segment in 2004 is essentially due to further improvement in product, brand, and OE/Replacement mixes in both emerging and mature markets. The successful result is also to be attributed to our firm price policy in the face of rising costs and to the continuation of the efforts deployed in both the East and the West to enhance industrial efficiency.

The **Truck** has maintained its operating margin at a high level of 13%.

Although this activity is more exposed, proportionally speaking, to the increasing costs of raw materials such as rubber and steel in particular, the Truck Tire segment was able, as in 2003, to anticipate these rises in costs by increasing its prices accordingly. Despite a marked downturn in the second half of the year, market demand remained active on Original Equipment markets and the North American Replacement market. Although signal success of the Michelin brand was noted on the main Replacement markets, the Group's production capacity did not always enable it to seize certain opportunities that arose.



Other activities turned profitable for the first time since 2000.

This remarkable achievement can be attributed to increased productivity overall, strict cost management and rigorous pricing enforcement, despite the severe impact of further deterioration in raw material consumption costs.
Results of specialty tire businesses have benefited from the positive effects of restructuring initiatives and buoyant tire markets.
Taking into consideration the full integration of Viborg, controlled distribution activities in Europe have shown significant progress in profitability compared to 2003.

The wheel business, which is in the process of being transferred to the German Group, Mefro, has been repeatedly successful in the steps taken to restore its profitability.

Outlook for 2005

Michelin expects mature markets to grow in line with their annual long term trends (+2 to +3%) and to continue to enrich their product mix. Emerging markets such as China, Eastern Europe and South America should exhibit more dynamic growth rates ranging from 8 to 10%.

It should be emphasized that, in view of an exceptional first six months in 2004, the first half of 2005 will be certainly less supportive.

In this penalizing context of rising prices, and by taking into account an estimated 13% increase in the cost of raw materials in 2005 at constant exchange rates, Michelin will continue to work harder than ever in improving its performance and "ground clearance".

The Group is confident in its ability to clear obstacles just as efficiently as in 2004, and to continue its progress.

New reporting segments

As of January 1, 2005, Michelin has chosen to adopt a new presentation of its segment information. The Group projects a more consistent image of its value chain by integrating the tire distribution activities into the main industrial operations (Segment SR1: Passenger car and Light Truck, and related distribution activities; and Segment SR2: Truck and related distribution activities). In addition, a "Specialty Businesses" reporting segment (SR3) has been created covering the other operations: Specialty Tires (Earthmover, Agricultural, Two-Wheel and Aircraft), the Wheel business (in the process of being transferred), Maps and Guides, ViaMichelin and Michelin Lifestyle.

Dividend up by 35%

At the Annual General Meeting to be convened on May 20, 2005, the Managing Partners will propose a dividend of 1.25 euros per share, which is a substantial increase compared to last year.

The dividend proposed reflects not only the substantial improvement of our results but also our faith in the Company's long-term prospects. It also takes into account the changes in dividend taxation. After last year's dividend pause, this increase should put Michelin up top among the main large companies.

	Net sales (Millions of euros)	Operating income 2004 French GAAP		Operating margin French GAAP (%)
		(Millions of euros)	(% of Group)	
SR1	8,292	757	58.3 %	9.1 %
SR2	4,899	505	38.8 %	10.3 %
SR3	2,666	37	2.9 %	1.4 %
Inter-segment	(168)			
Total	15,689	1,299		8.3 %


34

Consolidated statement of income - Year ending December 31, 2004

In thousands of euros	2004	2003
OPERATING REVENUE		
Net sales	15,688,781	15,369,820
Reversal of allowances	96,872	28,208
Other operating revenue	510,613	576,621
	16,296,266	15,974,649
OPERATING EXPENSES		
Purchases used in production	5,561,206	5,372,669
Payroll costs	4,871,909	4,996,925
Other operating expenses	3,445,627	3,360,310
Taxes other than on income	237,865	244,355
Depreciation and amortization	797,586	818,526
Charges to allowances and provisions	82,946	38,792
	(14,997,139)	(14,831,577)
OPERATING INCOME	1,299,127	1,143,072
Net interest expense	(213,217)	(224,887)
OPERATING INCOME FROM ORDINARY ACTIVITIES	1,085,910	918,185
Net non-recurring expenses	(206,055)	18,679
Income taxes	(315,798)	(261,435)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	564,057	675,429
Income (losses) from companies accounted for by the equity method	(1,310)	(8,750)
Amortization of goodwill	(35,584)	(337,817)
NET INCOME BEFORE MINORITY INTEREST	527,163	328,862
NET INCOME	515,138	317,532
Minority interest	12,025	11,330
Basic earnings per share (in euros)	3.59	2.23
Diluted earnings per share (in euros)	3.59	2.23

Simplified balance sheet

In thousands of euros	2004	2003
Fixed assets	6,779,992	6,601,423
Current assets	9,390,557	9,565,480
• of which inventories	2,858,549	2,769,136
• of which cash equivalents and cash	1,655,398	1,773,656
TOTAL ASSETS	16,170,549	16,166,903
Shareholders' equity	4,601,905	4,327,360
Minority interests	74,690	81,703
Provisions for contingencies and charges	2,988,721	3,006,360
Liabilities, deferred income and accrued expenses	8,505,233	8,751,480
• of which subordinated debt	500,000	500,000
• of which long and short-term debt	4,378,723	4,713,518
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,170,549	16,166,903



The new Michelin VTT tire, The Michelin XCR All-terrain proves its unbeatable grip.

Our American customers say they are satisfied!

J.D. Power and Associates has given Michelin 3 new awards following a consumer satisfaction survey conducted in North America. The Group took first place in OE top-of-the-range, 4x4 and entry level/mid-range categories. The survey gauged overall customer satisfaction on five tire characteristics: quality and durability, roadholding, appearance, traction and fuel economy.

Ever since 1989, when J.D. Power launched its first tire customer satisfaction studies, Michelin has carried off 41 awards for its original equipment tires and 21 in the replacement market !



The grip of Michelin footwear

Michelin has appointed the US company Gear Six Technologies to extend its footwear activity to the global market. Michelin Lifestyle has granted a worldwide license to this company which will market the Michelin brand of footwear for hiking, sports and safety.

"*Enhancing mobility with more freedom, safety and efficiency as well as the enjoyment is the mission of the Michelin group. There are numerous parallels between tires and shoes, in particular the way in which contact with the ground is managed. Through footwear, we will promote many of the values and advantages that customers riding on our tires already benefit from, notably; outstanding performance in terms of comfort, durability, grip and safety*" explained Chris Dawes, the Director of Michelin Lifestyle.



Michelin Power Race, a new hypersport motorbike tire

Last January Michelin presented its new motorbike tyre to the world's specialized press: a "dual compound" tire featuring breakthrough technology sharing skills and supporting extensive synergy between racing performance and the development of commercial tire ranges.



Like MotoGP tires, the Michelin Power Race comprises two distinct tread zones, with the possibility of using different rubber compounds for the shoulders and the center, hence the name Dual-Compound. Each one of these compounds delivers a different performance depending upon whether the machine is on a straight-line course or cornering. The development of the Michelin Power Race tire marks a turning point in the manufacturing of series motorbike tires worldwide.

The "Bus of the Year" rides on Michelin X Ones

The new MAN NL 283 City bus, recently voted "Bus of the Year 2005" by a European jury of bus and coach industry journalists, rides on Michelin X One tires. This is the first time a vehicle manufacturer has chosen to fit a series model with



Michelin X Ones, which in this instance were judged to be one of the most innovative features of the bus. They take up less room than conventional twin mounts, freeing up space between the rear wheels and enabling the aisle between the seats to be widened. This improves the flow of passengers, and decreases the time required at each bus stop for boarding and alighting.

Michelin X Ones which replace the previous equipment on the front axle reduce bus weight by 112 kilograms and achieve fuel savings of around 2%.


CITROËN
TOTAL

The third success in a row for Sébastien Loeb (Citroën-Michelin) in the Monte-Carlo Rally.

Michelin Pilot Exalto, Spain's tire of year

Every year the Spanish magazine "Neumáticos y mecánica rápida" organizes a competition to identify the best car tire on the Spanish market.

This year, a jury made up of tire professionals from the fields of manufacturing and distribution, plus experts from the specialized press, had to choose the winner from seven car tires entered. Michelin Pilot Exalto swept aside all the competition to become "Tire of the Year 2005".



Michelin Performance and Responsibility: developing our supplier relations

At the end of 2004 the Michelin Group published the "Michelin Purchasing Code" and subsequently began to ensure that a copy of it was given to all our suppliers. Bearing in mind that purchases represent approximately one half of the Group's sales figure, it becomes immediately clear that the choice of our suppliers is a matter of paramount importance in the Michelin Performance and Responsibility approach. What we understand by responsibility does not stop at the factory gates.

This document explains to our suppliers what we expect of them, in addition to the technical characteristics and the prices of the products or the services that we purchase. We want to be sure that their business practices and our values are consistent with each other, especially with regard to key questions such as child labor working conditions and the means of controlling their impact on the environment. It is our purpose to work with companies committed to achieving progress not only in the technical field but also socially and environmentally.

Michelin supplies solar energy in Germany

Michelin and Voltwerk, one of the world's specialists in solar energy, have joined forces to supply clean electrical power to German households. This is a king-size challenge because it is the largest solar project in the world. In order to achieve this objective, Michelin has made the roof area of its German plants available to Voltwerk in Homburg, Landau, Karlsruhe, Bad Kreuznach and Bamberg where 60,000 solar panels will gradually be installed; the total panel area will cover 200,000 m^2, which is the equivalent of 40 football pitches!



Taken together, these solar panels should be capable of producing 10 Megawatt-peak per year, which is enough to supply the annual energy needs of 2,600 households.

Practical Travel is a tailor-made trip

A new collection of tourist guides called *Michelin Voyager Pratique* will come out in March. These guides will enable tourists to plan made-to-measure trips, whether they wish to take a week-end break, or go on a long trip for either relaxation or adventure. Featuring plans for theme trips, maps, on-the-spot itineraries, hotels and restaurants



offering good value, these new guides focus on answering all the practical questions arising before and during the trip.

The following eleven guides are already available: Andalusia, Catalonia and Barcelona, Continental Greece and the Ionian Islands, The Greek Islands and Athens, Ireland, Morocco, Marrakech and Essaouira, Portugal, The South-Western States in the USA, Tunisia, Turkey; and there are eight more to come in 2005.

High Praise for Michelin Atlas!



Individual shareholders have given the gift Atlas an enthusiastic reception, although occasional shipping problems occurred. The Atlas of the 25 European countries was printed exclusively in a numbered edition for those who on June 30, 2004, had held at least 20 shares registered in our books for a minimum of 4 years, and who returned the reply coupon within the prescribed deadline.

Approximately three quarters of the 90,000 eligible shareholders requested an Atlas in response to the letter sent to them by Mr. Edouard Michelin in July of last year. As a result, 62,100 Atlases were printed and sent before the deadline date of December 15 to those who had returned their coupon.

From the shareholders participating, Michelin has received nearly 1,000 letters or messages of thanks. We have decided to print one of these letters to illustrate the pleasure which the Atlas has given our individual shareholders:

"Please accept my sincere thanks for the splendid Atlas of Europe. It is the materialisation of a marvellous idea for the benefit and pleasure of both its readers and users.

The layout is lively; the photographs are superb and the texts evocatively redolent of the places described and are a delight to read. Having a comprehensive and detailed volume of the whole of Europe incites the reader to explore and even to revisit or reconsider what he thought he knew. Thanks to this magnificent gift, the future is sure to be replete with happy times, both reading and travelling...

May I assure you of my sincere wishes not only for prosperity, but also for family happiness... not forgetting all the teams that contribute to the success of the company and keep an ever watchful eye on safety and the environment."

It is now Michelin's turn to sincerely thank all of you who have sent us testimonies of both respect and trust.

Variation of CAC 40 index and the Michelin share price

	29/12/2000	28/02/2005	Variation over the period	31/12/2004	28/02/2005	Variation over the period
CAC 40	5,926.42	4,027.16	- 32.05%	3,821.16	4,027.16	+ 5.39%
Michelin share price	38.55	53.90	+ 39.82%	47.19	53.90	+ 14.22%
Difference between Michelin and CAC 40			+ 71.87			+ 8.83

- *Highest price in 2005: 54.80 € on February 18*
- *Lowest stock price in 2005: 45.89 € on January 12*
- *Average daily trading volume in 2005: 822,190 shares*

Euronext Paris – Eurolist
Local equity – Compartment A (Blue Chips)
ISIN: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,025


200
150
100
50
01/2002
01/2003
01/2004
01/2005
Michelin
World automobile index
CAC 40
World tire index

UPCOMING EVENTS:

- ***Shareholders' meeting in Toulouse:*** April 12, 2005, at Centre de Congrès Pierre Baudis
- ***Publication of 1st quarter net sales figure:*** April 26, 2005, after the closure of the Paris Stock Exchange
- ***Annual General Meeting:*** May 20, 2005, at 9 a.m. at Polydôme – Clermont-Ferrand (France)
- ***Shareholders' meeting in Paris:*** June 7, 2005, at the Carrousel du Louvre
- ***Publication of 1st half results:*** August 5, 2005, before the opening of the Paris Stock Exchange
- ***Shareholders' meeting in Nice:*** September 6, 2005, at Acropolis

SHAREHOLDER RELATIONS
Anne-Marie Vigier-Perret
EMPLOYEE SHAREHOLDER RELATIONS
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Eric Le Corre
Antonin Beurrier
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 24 53
33 (0) 1 45 66 16 15
Fax: 33 (0) 1 45 66 13 19
e-mail : investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

MARCH 2005

MICHELIN
A better way forward

Michelin - Corporate Communications


Notice of Meeting

Mixed General Meeting of Stockholders

9:00 a.m. Friday, May 20, 2005

at the Polydôme, Place du 1er-Mai,
Clermont-Ferrand (Puy-de-Dôme), France

Conditions of Entry to the General Meeting

Every Stockholder who is entered in the Company's register of Stockholders no later than five days prior to the day of the meeting will, regardless of the number of shares they hold, be entitled to attend the meeting or be represented at the meeting, either by another Stockholder or their spouse acting as proxy, or, for Stockholders who are not French residents, through the intermediary registered by them with the Company, subject to all statutory requirements being fulfilled.

Please let us know **BEFORE MAY 3, 2005** if you intend to be present. If not, please return to us as soon as possible the enclosed envelope containing a proxy form together with a postal vote form indicating your preferences.

April 11, 2005

Dear Stockholder,

This year, we are holding our Mixed General (Ordinary and Extraordinary) Meeting on May 20, at Clermont-Ferrand, and hope to welcome as many of you as possible.

At this Meeting, you will be asked to approve the 2004 accounts and the allocation of profits. You will also be asked to vote on proposals to appoint two new members to the Supervisory Board; both are remarkable individuals with a broad range of experience, who will further strengthen our Supervisory Board and therefore contribute substantially to the growth of Michelin through the impressive range of skills they bring us. Mrs. Laurence Parisot and Mr. Patrick Cox will attend the General Meeting on May 20 to introduce themselves to you.

The Extraordinary General Meeting will ask you to adopt the proposal to appoint Mr. Michel Rollier as a Managing Partner to work alongside us. He is, as you will know, a man of many outstanding qualities, whom many of you will have had the opportunity of meeting at the General Meetings and Stockholders Meetings that so many of you attend. He will make a major contribution to ensuring management continuity in your company and will help us prepare for the retirement of René Zingraff.


MICHELIN
A better way forward


Notice of Meeting

▶ You will be asked to vote on the conditions under which double voting rights are granted. We believe that this arrangement offers many benefits, because it recognizes that those Stockholders who maintain their commitment to the company over the longer term are better qualified to influence strategic decisions. The double voting right concept is appropriate for today's business world, because it reflects the amount of time companies need in order to fulfill their responsibilities and contribute to sustainable development. We want to extend these double voting rights to all Stockholders, regardless of nationality, which we are currently prevented from doing by an old provision which is still contained in our articles of association; we therefore propose that you adopt the motion to change it.

You will also have the opportunity to vote on the share dividend. This year, we are proposing a very significant increase in that dividend, which we hope will be interpreted by our Stockholders as a strong sign of our confidence, and one which reflects the significant improvement in our profits, our belief in the long-term prospects of our company and the tax changes applying to the payment of dividends. Following on from last year's break in the trend, this increase should make the Michelin dividend at least as attractive as the best dividends paid by major companies, and encourage more people to invest in Michelin, whilst rewarding the loyalty of long-term Michelin Stockholders.

We also inform you in this Notice of the use we are making of those authorizations you gave us previously concerning the granting of stock options. You will be aware that we apply an extremely strict and precise procedure to the correct use of stock options, and one that is very different to the departures from good practice we have seen in some corporate groups over recent years.

Whilst on the subject of stock options, we would like to draw your attention to the fact that over 1,000 people working for the company have benefited from these arrangements over the last four years. Compared with many companies, the gap between the largest beneficiaries and the smallest is very modest. These two facts deserve to be emphasized, because they set us distinctively apart from the general practice seen elsewhere.

Every year, this Meeting provides a special opportunity for us to meet at Clermont-Ferrand and discuss important issues surrounding the life and running of your company. Michelin is 127,000 men and women around the world; all of them passionate about the work they do. Michelin is also the huge number of customers worldwide that we strive to serve better every year. But Michelin is also you, the Stockholders, many of whom have supported us for many years. This Meeting allows us to build on the open, direct and constructive dialogue we engage in throughout each year.

We look forward to receiving your acceptance to our invitation.

Yours sincerely.

Édouard Michelin **René Zingraff**

Agenda

- Managing Partner's report ;
- Report of the Supervisory Board.

Items within the competence of the Ordinary General Meeting

- Reading of the Auditors' reports on the consolidated and corporate accounts for the 2004 financial year and the special Auditors' report on the conventions described in Article L 226-10 of the French Commercial Code;
- Approval of the corporate accounts for 2004 and the operations described;
- Allocation of profits for 2004;
- Approval of the consolidated accounts for 2004;
- The transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account;
- Appointment of two members to the Supervisory Board;
- Authorization for the Company to trade its own shares on the Stock Market.

Items within the competence of the Extraordinary General Meeting

- Appointment of a Managing Partner and the corresponding modification of the company's articles of association;
- Deletion of the nationality condition applying to the allocation of double voting rights and the corresponding modification to article 22, paragraph 5, of the company's articles of association.


Notice of Meeting

Summary presentation



Overview*

Global tire markets grew moderately in 2004, but at contrasting rates at different points in the year. After growing at an exceptionally high rate during the first half of the year, they gradually fell during the second half to meet their long-term trend of between 2 and 3% per year.

In Europe, the decline in the "mass market"** for replacement Car and Light Truck tires continued (-5%), in contrast with the strong growth seen in the High-Performance (+11.7% in VZ-rated tires) and Winter tires (+6.5%) segments. The original equipment market showed a slight recovery (+0.9%).

The Truck replacement market suffered from the generally low level of economic activity in the region and higher fuel costs, although the original equipment market showed strong growth (+15%) as a result of sustained demand in export markets.

In North America, the Car and Light Truck replacement market showed a 4% downturn in "mass market" tires, contrasting with a 13.3% increase in High-Performance tires and an 11.3% rise in 4WD tires. The original equipment market fell back slightly during the year. On the other hand, the Truck markets benefited from a buoyant economic environment, to grow by 3.8% in replacement tires and 35% in the original equipment market.

Amongst our emergent markets, Argentina, Brazil and Chile grew strongly as their economies recovered. Sustained growth was also seen in Central and Eastern Europe, with growth of over 10% in High-Performance and Winter tires for cars, and radial tires for the Truck market.

In China, the car and Truck replacement markets saw two-figure growth, with the trend towards radial tires continuing to grow. The market for original equipment car tires grew by 15%, showing a marked shift in relation to previous years. Australia benefited from strong growth in the mining industry, whilst Japan remained fairly stable in both the original equipment and replacement markets.



Michelin on the markets

The **Car and Light Truck** markets grew more slowly than in 2003, with a slight increase seen in replacement tires and stability in the original equipment market. Sales volumes remained stable, although their quality improved significantly. Group sales grew by 0.9% at constant exchange rates, to €7.53 billion. In 2004, the Michelin brand increased its market share in every target replacement tire segment in North America, Europe, Japan, as well as in growth markets such as China.

The growth strategy adopted for replacement tires is now delivering sustainable results. Sales in Europe grew globally in line with market growth, but delivered much more impressive performances in the Winter, High-Performance

** For more detailed tire industry and market information, please refer to the "Michelin 2005 Factbook", which can be viewed and downloaded from our web site at www.michelin.com*

*** "Mass market": range-entry tires of 13" or 14" diameter and S/T speed rating (maximum speed of 190 kph).*



and Leisure segments, with stronger market positioning for the Michelin, Kléber and BFGoodrich brands. In North America, sales in the SUV and High-Performance segments of Michelin and BFGoodrich rose substantially, although sales of certain own-brands fell as a result of Michelin's selective approach. In China, the Michelin brand again improved its position in what is a dynamic replacement tire market, thus confirming its status and reputation.

After three years of falling volumes in the European original equipment market, sales grew against a virtually stable market background. In the shrinking North American market, Michelin remained selective in terms of profitability, at the expense of sales volumes. The Group's ambitious partnerships in Asia are progressing, alongside the major global carmakers now operating in China, Korea and Japan.

With very strong markets in North America and a more mixed picture in Europe, **Truck** tire sales volumes grew by 3.9%, with turnover up by 6.4% to €4.22 billion, despite a very unfavorable exchange rate.

In replacement tires, the Group improved its market share and continued to optimize its product mix in Western Europe, which particularly benefited the Michelin brand and the most technically advanced products. The service quality offered by Michelin Fleet Solutions appealed to many new major operators. Michelin consolidated its leadership in the retreading market, with sales up by 3.9%. In Central Europe, Eastern Europe and Russia, Group sales progressed well, with market share gains in our target segments. In North America, sales to major transport fleet operators rose in terms both of volume and Group market share. The commercial success of the Michelin X One extra-wide tire in the USA was confirmed in 2004, making this product the reference against which the rest of the market is measured. In retreading, the Michelin Retread Technologies process is being adopted by an increasing number of distributors. Sales of radial tires continue their strong growth trend in South America and Asia. In China, sales growth was slower as a result of the sudden introduction of a new law to control vehicle overloading.

In the original equipment markets, many of which are growing strongly, Michelin was unable to meet the full level of demand from manufacturers, because of the need to ensure satisfactory supply levels for the replacement market. The Group consolidated its advanced partnerships with those manufacturers keen to introduce major innovations, such as the Michelin X One.

At €4.85 billion, Group sales for all **other activities** remained virtually unchanged in comparison with 2003. These activities include controlled distribution, specialist tires, wheels, publications, electronic mobility services and Michelin Lifestyle.

Sales of specialty tires, whose markets have been generally well targeted, grew by 8.3% in volume terms. Sales of tires for heavy plant grew very strongly during the year. Demand for agricultural tires proved more dynamic than forecast in Europe and the USA. The market for motorcycle tires was particularly well sustained in North America, with growth of 10%. However, the strength of the euro took its toll on sales of Michelin aircraft tires.

In controlled distribution, Euromaster completed its program to refocus the company on its core business and concluded its plan to incorporate the distribution activities of Viborg. Sales at TCI, in North America, grew modestly during the year.

Lastly, the reorganization of the steel wheels activity progressed faster than anticipated.


Notice of Meeting
Summary presentation



Results and balance sheet*

Turnover for 2004 totaled €15.69 billion; a 2.1% increase on 2003. At constant scope and exchange rates, this figure represents an increase of 6%.

At €1.3 billion, operating profit improved significantly to reach its highest level ever. At 8.3%, the operating margin was 0.9 points higher than in 2003.

In 2004, Michelin was confronted by continued and substantial rises in external costs, resulting in a €452 million increase in expenditure compared with 2003. Raw materials costs grew by 11% in 2004 on a constant basis. The improvement in the price mix during 2004 and the Group's cost control measures enabled Michelin to more than offset these additional costs.

The protection traditionally given by the relatively well-balanced geographical distribution of Group sales and production limited the negative effects of a 9% appreciation of the euro against the US dollar. The result of this effect was limited to an additional €38 million in terms of operating profit.

Changes to the consolidation scope had only a very slight impact (-0.2 points) on operating margin.

Operating profit in the Car and Light Truck sector grew by 10.1% to €731 million, with operating margin increasing by 0.8 points compared with 2003 to 9.7%. In fact, during the first half of the year, it broke the 10% barrier for the first time, peaking at 10.4%. Against the background of variable markets and significant increases in raw materials costs described above, the good performance delivered by this sector in 2004 resulted chiefly from the additional progress made in its brand product mix and original equipment/replacement balance in both mature and emergent markets, its firm pricing policy when faced with the cost increases previously referred to and its continued efforts to improve manufacturing efficiency, in the West as well as the East.

Proportionately more exposed to the strong rises in raw materials costs, the Truck sector was able to anticipate these effects by increasing prices in all its markets. Growth in the original equipment market was much stronger than forecast and resulted in a degree of imbalance between original equipment and replacement products. Constrained by its production capacity, Michelin was not able to seize every opportunity offered by the market. Nevertheless, the Truck sector delivered a high level of margin, which, at 13%, is consistent with that of the previous year. Operating profit grew by 5.2% to €548 million.

The operating profit for other activities has been transformed in one year from a loss of €42 million to a profit of €20 million, as operating margin grew by 1.4 points to 0.4%. In particular, the operating profit generated by specialty tire activities grew very significantly. Controlled distribution activities, although still loss-making, improved their intrinsic performance.

At 31%, gross margin fell back slightly from its 2003 level. This trend was the result of a slight reduction in sales cost price, as the result of rising raw materials costs. On the other hand, the 2.7% fall in sales, administration and general costs demonstrates the considerable effort the Group is making to control its costs.

In 2004, Michelin invested €674 million (4.3% of turnover) in research and development. The reduction of 5.1% compared with the 2003 figure reflects the impact of currency fluctuations, the need to exercise effective control over the amounts allocated annually to technology and

* *A detailed analysis of the results for the financial year is given in the activity report sent to each Stockholder together with this Notice of Meeting.*



innovation, and the normal fluctuations between financial years as a result of project progress and development.

Non-operating revenues and expenses amounted to €213 million; a reduction of 5.2%. This improvement resulted chiefly from currency rate trends and the reduction in Group debt. The average cost of servicing this debt fell slightly to 6%, compared with 6.1% in 2003.

The exceptional loss of €206 million (compared with an exceptional profit of €19 million in 2003) is chiefly accounted for by:

- restructuring provisions of €65.3 million (compared with €192 million in 2003), of which €21.3 million is earmarked for the Progressive Early Retirement Plan (PRP) set up in France in the 1st half of the year;
- a provision of €108 million to cover the potential loss on the planned disposal of shares in the companies making up the wheels activity;
- €16 million of "transition costs" as a result of the agreement signed in August 2004 with the USWA trade union in respect of Uniroyal Goodrich plants in North America.

At €315.8 million, the Group tax charge has grown in terms of absolute value, although the apparent average tax rate has fallen significantly to 37.5%, compared with 44.3% in 2003. This improvement is the result of striking a better balance between profit-making and loss-making companies and the favorable impact of research-related tax credits earned by the Group in France and Spain.

The net profit figure is therefore €527 million; a 60% increase over the €328.9 million reported for 2003. The Group net profit share stands at €515.1 million, compared with €317.5 million for the previous financial year. The most significant minority interests relate to Group subsidiary companies in Thailand and China.

Gross tangible and intangible investment for the year (excluding external growth) was on target at €1.1 billion. This figure represented 7.2% of turnover and is consistent with that for 2003. In 2004, financial investment was limited to the acquisition of minority holdings. These included a 10% holding in Gajah Tunggal at a cost of 25 million dollars; this company is Indonesia's leading manufacturer and the market leader in the ASEAN[1] zone. At the same time, the Group acquired a 14.9% holding in Apollo Tyres, at a cost of just under 30 million dollars. In 2003, Michelin entered into an agreement with Apollo Tyres (India's leading manufacturer of Heavy Truck tires) to set up a joint venture to manufacture radial Heavy Truck tires.

The working capital requirement (WCR) was €21 million lower, at 26.6% of turnover (at constant exchange rate), compared with 26.9% for the previous year.

Net stock accounted for 18.2% of turnover, compared with 18% the previous year (17.6% at constant exchange rate). The main reason for this rise is the marked increase in raw materials costs. The higher finished product stock valuation is solely the result of higher raw materials costs and therefore demonstrates the Group's effective policy of supply chain management.

Customer receivables were 0.4 points lower at constant exchange rate, accounting for 18.6% of turnover. As part of its normal financial management, Michelin had conducted trade receivables securitization transactions amounting to €675 million at December 31, 2004. Fully consolidated, these transactions are included in the Customer Receivables item on the asset side of the balance sheet and the Financial Debt item on the liabilities side of the balance sheet[2].

(1) ASEAN: Association of South East Asian Nations. A free-trade agreement between Brunei, Cambodia, Indonesia, Laos, Malaysia, Thailand, Vietnam, Singapore and Myanmar.

(2) For a more detailed explanation, please refer to note 7 in the consolidated accounts as shown in the annual report.


Notice of Meeting
Summary presentation



Compagnie Financière Michelin (CFM)

The consolidated turnover for CFM was €15.9 billion, up 1.9% on the 2003 financial year. However, at constant exchange rate, turnover generated in euro grew by 5.3%. At €1.22 billion, operating profit was up by 10.9%, producing a net profit figure of €499 million. Given the fact that the accounting scopes of Compagnie Générale des Établissements Michelin and Compagnie Financière Michelin are practically identical, the comments relating to turnover apply equally to CFM.

Compagnie Générale des Établissements Michelin (CGEM)

The company accounts show a profit of €295,151,971.68, compared with a figure of €178,237,815.34 for the previous year, i.e. an increase of €116.9 million.

Operating profit rose by €27.7 million as the joint effect of an additional €9.3 million of fees and royalties from subsidiary companies and a reduction of €23 million in external charges, due mainly to research expenditure.

Non-operating revenues and expenses improved by €112.1 million as a result of the following factors:

- a return to the payment of a dividend by the Manufacture Française des Pneumatiques Michelin, amounting to €74.9 million;
- the recovery of the provision for depreciation of non-voting shares in Manufacture Française des Pneumatiques Michelin, amounting to €96 million;
- an annual increase of €30 million in financial costs relating to deeply subordinated securities (T.S.D.R.) issued on December 3, 2003;
- a reduction in holdings-related receivables revenue.

These items explain a pre-tax profit level of €322.3 million, compared with €182.6 million in 2003.

Lastly, the company tax liability was €27.2 million.

The balance sheet structure has changed as follows:

- On May 5, 2004, Compagnie Générale des Établissements Michelin acquired 2,341,381 registered shares in Compagnie Financière Michelin following a new equity issue. The fully paid-up shares were acquired in payment for loans receivable amounting to €529,587,275.
- On November 17, 2004, Compagnie Générale des Établissements Michelin acquired 1,317,029 registered shares in Compagnie Financière Michelin following a new equity issue. The shares were acquired in return for a cash payment of €301,714,982.
- As a result of reducing its share capital in accordance with Article 39 of the French Finance Law amendment of December 30, 2004, the company became liable to an exceptional tax of 2.5% on the amount held in the special long-term capital gains reserve (R.S.P.V.L.T.) up to a maximum of €200 million, subject to deduction of an allowance of €500,000. The amount of tax payable is €4,987,500.



Prospects for 2005

2004 was a year of many challenges, during which Michelin continued to apply the same strategy that has proved so successful over recent years: improving quality, increasing profitability and strengthening its financial structure.

In 2005, Michelin believes that its markets in the developed world will continue to grow in line with their long-term trends (2% to 3% per annum) and will add further to the product mix. Emergent markets, such as China, Eastern Europe and South America, will be more dynamic, with growth rates of between 8% and 10%.

It should be emphasized that, compared with the exceptionally strong growth seen in the first half of 2004, the first half of 2005 will certainly see a less dramatic picture.

After raw materials cost increases of 11% in 2004, Michelin expects these costs to rise even faster in 2005, at the rate of 13%, (at constant exchange rate). Despite this negative influence, Michelin expects the year's operational results to be at least as good as those for 2004.


Notice of Meeting
Preamble

Before presenting you with the resolutions we plan to submit for your approval, we would like to report to you on the use that has been made of the authorizations you gave us at the Mixed General Meeting of May 14, 2004, and particularly those concerning the allocation of stock options, share purchases and the employee stockholding scheme.

Stock options

The authorization you gave us was to grant share subscription or purchase options up to a limit of 2,000,000 shares, or 1.40% of capital.

This authorization has yet to be used, since the share subscription options granted in 2004 were based on the authorization you gave us at the General Meeting of May 18, 2001.

During 2004, we granted 309,000 share subscription options (0.2% of capital) to members of the Group Board and general management team. Options were granted to Board members in May following the General Meeting. This follows the same pattern as in every year where options have been granted, in accordance with Group rules. These options were granted by your Supervisory Board.

Under this arrangement, each Managing Partner was granted 10,000 options in May, at a strike price of €40. This brings the total number of options held by each Managing Partner to 40,000.

We would remind you that ever since the introduction of this policy in 2002, Michelin has pursued a prudent and reasonable approach to the granting of stock options. Options are granted at the market price prevailing at the time of allocation and with no discount. They may be exercised after four years, and Michelin is opposed in principle to plans designed to allow the strike price to be changed where this would be "out-of-the-money" as a result of a fall in the share price. In the four years to date, nearly one thousand people in the company have benefited from this policy.

Share purchase

In order to smooth the Company's share price, you granted us an 18-month authorization to purchase a maximum of 10% of share capital at a maximum price of €60, and to sell at a minimum price of €30.

In 2004, we purchased 500,192 shares (0.35% of capital) at an average price of €39.96, and sold 655,584 shares (0.46% of capital) at an average price of €41.83.

At December 31, 2004, the Company held none of its own shares.

Employee shareholding scheme

You also authorized us to issue shares reserved for employees of the Company and its subsidiaries as part of the employee shareholding scheme, up to an overall total not exceeding 1% of current share capital.

This authorization was not used in 2004.

The May 20, 2005 Mixed General Meeting will submit both ordinary and extraordinary resolutions for your approval.



Ordinary resolutions

	List of the resolutions proposed
1st resolution	Approval of the corporate accounts for the 2004 financial year
2nd resolution	Allocation of profits for the 2004 financial year
3rd resolution	Approval of the consolidated accounts for the 2004 financial year
4th resolution	Special Auditors' report on regulated agreements
5th resolution	Transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve
6th resolution	Appointment of Mrs. Laurence Parisot as a member of the Supervisory Board
7th resolution	Appointment of Mr. Patrick Cox as a member of the Supervisory Board
8th resolution	Renewal of the share purchase program

■ The first two resolutions relate to the approval of the corporate accounts for the 2004 financial year and the allocation of the resulting profits.

We therefore propose that you approve the transactions accounted for in the Company's profit and loss account and balance sheet, as submitted to you, and move on to resolve upon the allocation of profits, which total €295,151,971.68.

After deduction of the statutory share payable to the Managing Partners, i.e. €5,271,626.68, the balance of €289,880,345.00, subject to the addition of profits brought forward of €52,494,683.39, results in a sum distributable to Stockholders of €342,375,028.39.

We propose that a dividend of €1.25 per share be distributed in respect of the 2004 financial year. This substantial increase is closely related to the improved results of the Group and reflects our commitment to return to the dividend growth seen in recent years, whilst ensuring a distribution rate that better reflects the legitimate expectations of our Stockholders. It is also a strong signal of the belief we have in the future prospects of your company.

It also reflects the abolition of the tax credit from January 1, 2005, which eliminates any tax paid by companies on dividends paid ("withholding tax on investment income").

This dividend will be paid on May 24, 2005.

We would remind you of the following figures, relating to the previous three financial years:

	2004	2003	2002
Net profit per share	€3.59	€2.22	€4.28
Variance compared with previous year	+60%	-48%	+95%
Net dividend per share	€ 1.25	€0.93	€0.93
Variance compared with previous year	+35%	0%	+9%
Overall revenue (inc. tax credit)	€1.25	€1.395	€1.395
Dividend paid by the Company (A)	€179 million	€133 million	€132 million
Withholding tax on investment income (B)	€7 million**	€37 million	€29 million
Total paid by the Company (A + B)	€186 million	€170 million	€161 million
Distribution rate	34.1%	40.4%	21.5%
Share price at 31 December	€47.19	€36.38	€32.86
Net yield*	2.7%	2.6%	2.8%

** dividend per share as a function of the share price at 31 December.*
*** exceptional tax, repayable by the Government over 3 years.*


Notice of Meeting
Preamble

■ The third resolution concerns the approval of the consolidated accounts for the 2004 financial year, which show a net profit of €527,162,667.51.

The company report sent to each Stockholder together with this Notice of Meeting contains a detailed analysis of the consolidated accounts and their comparison with the previous financial year.

■ The fourth resolution concerns the Special Auditors' report on regulated agreements.

The law requires that the auditors must submit a report to the Annual General Meeting of Stockholders, setting out those non-current agreements entered into during the previous financial year between the Company and any of its Managing Partners, any members of the Supervisory Board or any Stockholder holding more than 5% of the voting rights.

This special report on regulated agreements notes that no such agreement was made during 2004.

■ The fifth resolution concerns the transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve. At December 31, 2004, the special long-term capital gains reserve stood at €1,081,419,039.

This resolution comes about as a result of changes to the taxation of long-term capital gains made by the French finance amendment legislation for 2004 (article 39). This law requires companies to transfer up to €200 million from their special long-term capital gains reserve to an ordinary reserve before December 31, 2005. The same law imposes an exceptional tax of 2.5% on the sums transferred, after deduction of an allowance of €500,000. Payment of this exceptional tax releases the company from the need to keep the amounts transferred to the ordinary reserve invested.

■ The sixth and seventh resolutions concern the Supervisory Board, and propose that you appoint two new members for a period of five years:

- Mrs. Laurence Parisot (45) has been the Chairman and Managing Director of Optimum since 2002, and Chairman and Managing Director of the IFOP Group since 1990. She is also a member of the Conseil Economique et Social, the Executive Board and Executive Board Office of MEDEF, the Consultative Board of Ernst & Young and the Supervisory Board of Euro Disney SCA.
- Mr. Patrick Cox (52) is Irish, was Chairman of the European Parliament from 2002 to 2004, and is currently the Managing Partner of the American company European Integration Solutions LLC.

Both new members have met with the Chairman and some members of the Supervisory Board, and we are satisfied that they will enhance our Supervisory Board with their experience, whilst adding diversity and a more international outlook in helping Michelin grow.

As a result of these appointments, the Supervisory Board will comprise seven members, six of whom are independent. Grégoire Puiseux, whose appointment expires on the date of this General Meeting, does not seek re-election.



The current composition of the Supervisory Board:

Name	Age	Date of first appointment	Year of appointment expiry	Independent*
Éric Bourdais de Charbonnière*** Chairman	66	June 11, 1999	2009	No
François Grappotte***	69	June 11, 1999	2009	Yes
Pierre Michelin***	56	June 12, 1998	2008	Yes
Benoît Potier	48	May 16, 2003	2008	Yes
Grégoire Puiseux**	74	June 22, 1990	2005	No
Édouard de Royère***	73	June 12, 1998	2008	Yes

** Under the criteria fixed by the Supervisory Board rules and stated in the Supervisory Board Chairman's report.*
*** G. Puiseux is not seeking re-election when his current appointment expires on 20 May 2005.*
**** Member of the Audit Committee chaired by F. Grappotte.*

■ The eighth resolution seeks to renew the authorization permitting the Company to transact its own shares. This renewal is for a period of eighteen months, on the following basis: a maximum purchase price of €70.00 and a minimum-selling price of €40.00.

This authorization would replace that granted for the same purpose by the General Meeting of May 14, 2004. As indicated above, the previous authorization resulted, during 2004, in the purchase of 500,192 shares at an average price €39.96, and the sale of 655,584 shares at an average price of €41.83.

Stockholders are reminded that, following the sale of 235,728 shares in December 2004 via an investment services provider, the Company no longer holds any of its own shares.

The new provisions adopted by the *Autorité des Marchés Financiers (AMF)* (the French Stock Market Regulator) on October 13, 2004 apply the European regulations on permissible market practices, and require that share price smoothing transactions should henceforth be conducted by an investment services provider acting independently under a liquidity contract. No such contract has yet been signed by your company.


Notice of Meeting
Preamble



Extraordinary resolutions

	List of the resolutions proposed
9th Resolution	Appointment of Michel Rollier as Managing Partner
10th Resolution	Deletion of the statutory nationality condition applying to the allocation of double voting rights

■ The ninth resolution concerns the appointment of Michel Rollier as a Managing Partner to work alongside Édouard Michelin and René Zingraff.

Michel Rollier (60) joined the Michelin Group in 1996, having previously been the Financial Director and Managing Director of the papermaking group Aussedat-Rey (International Paper Group). He is currently the company's Financial Director and a member of the Group Executive Board.

Working closely with Édouard Michelin and René Zingraff, Michel Rollier has demonstrated his ability, his humanity and his great commitment to the company; strengths that will complement those of Édouard Michelin and René Zingraff in providing reliable and effective management of the Group. This proposal prepares the way for ensured continuity following the future retirement of René Zingraff.

■ The tenth resolution involves changing article 22 of the company's articles of association, which provides for double voting rights for French Stockholders and those from EU member states who have held their shares for over four years.

The tire is a long lifecycle product. Our markets, investments and research are all long-term considerations and sometimes require us to take decisions whose consequences cannot be known until several years later. Michelin believes it is only natural that a Stockholder who has held shares in the company for over four years, and has therefore shown a commitment to long-term risk, has a greater influence on strategic decisions. This fact is recognized by the granting of double voting rights, which reflect the amount of time companies need in order to fulfill their responsibilities and contribute to sustainable development. Today's Michelin is a global group in terms both of its business activity and the spread of its equity capital.

This is why we are proposing that you extend double voting rights to all Stockholders by deleting the nationality condition contained in the articles of association. This is an old provision, which we now propose should be modified.

On December 31, 2004, non-EU resident Stockholders held 15.8% of your company's share total capital. At the same date, 26.4% of share capital had been held for over four years.

Text of the resolutions



Ordinary resolutions

1st resolution

Approval of the corporate accounts for 2004

The General Meeting, having heard the Managing Partners' report, the Auditors' report, and the report of the Supervisory Board, hereby approves the company accounts for 2004 and the resulting profit recorded therein of €295,151,971.68.

The General Meeting hereby approves the operations described in the above accounts and indicated in the above reports, specifically and insofar as is necessary, those affecting the various reserve accounts.

2nd resolution

Allocation of profits for 2004

At the proposal of the Managing Partners and with the approval of the Supervisory Board,

The General Meeting, in consideration of a profit for the year of	€295,151,971.68
Less the statutory share of the General Partners in the amount of	€5,271,626.68
Resulting in a balance of	€289,880,345.00
Subject to the addition of profits brought forward of	€52,494,683.39
Represents a distributable sum of	€342,375,028.39

Hereby rules as follows:

I - To undertake the distribution of a total sum of €179,233,781.25, which represents a dividend of €1.25 per share.

The date of expiry for dividend entitlements shall be May 24, 2005, upon which date shares shall be quoted net of their dividend entitlement for the 2004 financial year.

Since shares held by the Company on the date of dividend settlement do not carry entitlement to any dividend, the amounts corresponding to the dividend in respect of these shares will be entered under the item "Profits carried forward".

The dividends paid in respect of the previous three financial years are shown, together with the corresponding tax credits, in the following table:

II - To transfer the balance of €163,141,247.14 to the item "Profits carried forward"

Year	Dividends distributed (in euro)	TOTAL EARNINGS PER SHARE		
		Dividend	Tax credit[1]	Total earnings
2001	114,508,482.05	0.85	0.43	1.28
2002	131,867,238.90	0.93	0.465	1.395
2003	133,349,933.25	0.93	0.465	1.395

(1) The French finance law for 2004 abolished the tax credit from 1 January 2005 onwards.


Notice of Meeting
Text of the resolutions

3rd resolution

Approval of the consolidated accounts for 2004

The General Meeting, having heard the Managing Partners' report, the Auditors' report and the report of the Supervisory Board, hereby approves the consolidated accounts for 2004 and the profit of €527,162,667.51 recorded therein.

4th resolution

Regulated agreements

The General Meeting, having heard the special Auditors' report on the agreements described in Article L 226-10 of the French Commercial Code, hereby approves the said report and duly records that there are no such agreements to be submitted for approval.

5th resolution

Transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, resolves, for the purpose of applying the provisions of Article 39-IV of the French financial law amendment for 2004, to transfer the sum of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account. At December 31, 2004, the special long-term capital gains reserve contained €1,081,419,039; the exceptional tax applying to this transfer having been paid from the item "Profits carried forward".

6th resolution

Appointment of a Supervisory Board member

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, appoints Mrs. Laurence PARISOT as a member of the Supervisory Board for a period of five years, that term to expire at the General Meeting called in 2010 for the adoption of the accounts for the 2009 financial year.

7th resolution

Appointment of a Supervisory Board member

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, appoints Mr. Patrick COX as a member of the Supervisory Board for a period of five years, that term to expire at the General Meeting called in 2010 for the adoption of the accounts for the 2009 financial year.



8th resolution

Authorization permitting the Company to transact its own shares on the Stock Market

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Hereby authorizes the Company to transact its own shares in accordance with Article L 225-209 of the French Commercial Code, subject to the following conditions:

- the maximum purchase price shall be €70;
- the minimum-selling price of €40;
- the number of shares purchased shall not exceed 10% of the total number of equity shares, i.e. a maximum amount of €1,003,709,140;
- the term of this authorization shall be 18 months with effect from the present date.

In case of an increase in capital by way of the incorporation of reserves and the allotment of free shares, or in the event of a share split or share combination, the prices indicated above shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of equity shares before and after the operation concerned.

The purpose of this authorization is to enable the Company to use the opportunities provided under the applicable legislation to trade in its own shares for the purpose of:

- the retention, sale or remittance by way of exchange or transfer of shares in lieu of payment, specifically for the purposes of financial transactions such as acquisitions or the issue of shares conferring direct or indirect access to equity capital;
- the granting of shares to the Company's Senior and Executive Managers, or those of Group member companies in the context of stock option purchases;
- the cancellation of shares, whether in whole or in part, for the purposes of optimizing the Company's share capital and net earnings per share;
- the regularisation of the Stock Market share price or share liquidity by an investment services provider under a liquidity contract drafted in accordance with the ethical practices charter adopted by the *Autorité des Marchés Financiers*.

Shares may be acquired at any time, on a single occasion or on a number of occasions, whether in the market, by mutual agreement, or by any other means, and more specifically by way of the transfer of blocks of shares, the purchase of share options or the use of derivative products.

For the purposes referred to above, the General Meeting hereby assigns to the Managing Partners, or any one of the Managing Partners, full authority to enter into contracts, complete all declarations and formalities and, more generally, to conduct any and all measures as shall be necessary for the implementation of decisions taken as a result of this authorization.

This authorization supersedes the resolution adopted for the same purpose by the Ordinary General Meeting of Stockholders held on May 14, 2004.


Notice of Meeting
Text of the resolutions



Extraordinary resolutions

9th resolution

Appointment of Mr. Michel ROLLIER as Managing Partner

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the General Partners,

Rules that:

- The Compagnie Générale des Établissements Michelin, of which Édouard MICHELIN and René ZINGRAFF are General Partners, will, from this day forward, be managed and administered jointly and severally by themselves and Michel ROLLIER, who will be appointed as General Partner;
- Édouard MICHELIN, Michel ROLLIER and René ZINGRAFF will carry out their duties in the manner prescribed in, and subject to the conditions set out in, the Company's articles of association.

And rules consequently to change articles 1 and 3 of the Company's articles of association, as follows:

Article 1 – The text of paragraphs 2 and 3 is changed to read as follows:

Monsieur Édouard MICHELIN, Monsieur Michel ROLLIER and Monsieur René ZINGRAFF, Managers,

Of the SOCIÉTÉ AUXILIAIRE DE GESTION -SAGES-, a simplified stock company capitalized at forty thousand euro, whose registered office is at Clermont-Ferrand (Puy-de-Dôme),

Are appointed as Managing Partners for an indefinite period and with joint and several liability.

Article 3 – Paragraph 6 is replaced by the following text:

If the management functions exercised by Monsieur Édouard MICHELIN should cease, for any cause whatsoever, before those exercised by the other Managing Partners, the company name and signatory status will, as a direct result of this fact, revert to the names of those Managing Partners who remain.

10th resolution

Suppression of the statutory nationality condition to obtain a double voting right

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, resolves to delete the nationality condition contained in the company's articles of association which previously applied to the granting of double voting rights to Stockholders and, consequently, to modify the text of article 22 of the company's articles of association, as follows:

Article 22 – Paragraph 5 is replaced by the following text:

However, the holders of all fully paid-up shares which have been held in the same Stockholder's name for a minimum of four years will be granted two votes per share, without limitation. These voting rights may be exercised either by the Stockholders concerned or by their duly appointed proxies.

Company results
for the last five years

	2000	2001	2002	2003	2004
Capital I – End-of-year capital					
a) Equity capital	269,431,746	269,431,746	283,585,460	286,774,050	286,774,050
b) Existing number of ordinary shares	134,715,873	134,715,873	141,792,730	143,387,025	143,387,025
c) Existing number of priority dividend shares (non-voting)	–	–	–	–	–
d) Maximum number of future shares to be created	–	–	–	–	–
Operations and results for the year					
a) Pre-tax revenues	335,562,960.73	364,240,518.88	364,877,827.54	349,657,871.00	358,973,808.26
b) Profit before tax and net calculated charges (depreciation and reserves)	257,749,796.33	457,409,251.36	306,269,486.48	171,879,396.33	232,415,973.57
c) Tax on profits	26,366,015.41	415,485.00	13,188,696.00	4,304,116.00	27,222,094.00
d) Employee profit-sharing for the year	–	–	–	–	–
e) Profit after tax and calculated charges (depreciation and reserves)	263,620,238.61	452,871,105.91	332,387,387.56	178,237,815.34	295,151,971.68
Earnings per share					
a) Profit after tax, but before calculated charges (depreciation and reserves)	1.72	3.39	2.07	1.17	1.43
b) Profit after tax and calculated charges (depreciation and reserves)	1.96	3.36	2.34	1.24	2.06
c) Dividend per share	0.80	0.85	0.93	0.93	1.25
Personnel					
a) Average number of employees during the financial year	33	33	34	36	31
b) Total payroll expenditure for the financial year	1,147,039.19	1,110,087.78	1,409,510.18	1,224,689.86	1,135,963.43
c) Total amounts paid by way of welfare benefits (Social security payments, welfare schemes, etc.)	459,331.75	435,795.99	462,332.27	498,850.08	461,065.13

Compagnie Générale des Établissements Michelin
Headquarters located at 12, cours Sablon - 63040 CLERMONT-FERRAND CEDEX 9 - FRANCE
Telephone: +33 473 98 59 00 - Fax: +33 473 98 59 04

Partnership with stockholders with capital stock of € 286,774,050
Michelin et Cie - 855 200 887 R.C.S. (corporate and trade register) Clermont-Ferrand - France


MICHELIN
A better way forward

Translation of French text published in the
Bulletin des Annonces Légales Obligatoires on March 18, 2005

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

Notice of Mixed General Meeting of Stockholders

This notice is available on the site www.michelin.com/corporate under the heading "Investor Relations".

A mixed general meeting of stockholders will be held for the purpose of considering the following agenda:

- Managing Partner's report;
- Report of the Supervisory Board.

Items within the competence of the Ordinary General Meeting:

- Reading of the Auditors' reports on the consolidated and corporate accounts for the 2004 financial year and the special Auditors' report on the conventions described in Article L 226-10 of the French Commercial Code;
- Approval of the corporate accounts for 2004 and the operations described;
- Allocation of profits for 2004;
- Approval of the consolidated accounts for 2004;
- The transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account;
- Appointment of two members to the Supervisory Board;
- Authorization for the Company to trade its own shares on the Stock Market.

Items within the competence of the Extraordinary General Meeting:

- Appointment of a Managing Partner and the corresponding modification of the company's articles of association;
- Deletion of the nationality condition applying to the allocation of double voting rights and the corresponding modification to article 22, paragraph 5, of the company's articles of association.

Text of the Resolutions

Ordinary Resolutions

First Resolution. (Approval of the corporate accounts for 2004).

The General Meeting, having heard the Managing Partners' report, the Auditors' report, and the report of the Supervisory Board, hereby approves the company accounts for 2004 and the resulting profit recorded therein of €295,151,971.68.

The General Meeting hereby approves the operations described in the above accounts and indicated in the above reports, specifically and insofar as is necessary, those affecting the various reserve accounts.

Second Resolution. (Allocation of profits for 2004).

At the proposal of the Managing Partners and with the approval of the Supervisory Board,

The General Meeting, in consideration of a profit for the year of .... € 295,151,971.68
Less the statutory share of the General Partners in the amount of .... € 5,271,626.68
Resulting in a balance of .... € 289,880,345.00
Subject to the addition of profits brought forward of .... € 52,494,683.39
Represents a distributable sum of .... € 342,375,028.39

Hereby rules as follows:

I - To undertake the distribution of a total sum of .... € 179,233,781.25, which represents a dividend of €1.25 per share.

The date of expiry for dividend entitlements shall be May 24, 2005, upon which date shares shall be quoted net of their dividend entitlement for the 2004 financial year.

Since shares held by the Company on the date of dividend settlement do not carry entitlement to any dividend, the amounts corresponding to the dividend in respect of these shares will be entered under the item "Profits carried forward".

The dividends paid in respect of the previous three financial years are shown, together with the corresponding tax credits, in the following table:

Year	Dividends distributed (in euro)	TOTAL EARNINGS PER SHARE		
		Dividend	Tax credit[1]	Total earnings
2001	114,508,482.05	0.85	0.43	1.28
2002	131,867,238.90	0.93	0.465	1.395
2003	133,349,933.25	0.93	0.465	1.395

(1) The French finance law for 2004 abolished the tax credit from 1 January 2005 onwards.

II - To transfer the balance of €163,141,247.14 to the item "Profits carried forward"

Third Resolution. (Approval of the consolidated accounts for 2004).

The General Meeting, having heard the Managing Partners' report, the Auditors' report and the report of the Supervisory Board, hereby approves the consolidated accounts for 2004 and the profit of €527,162,667.51 recorded therein.

Fourth Resolution. (Regulated agreements).

The General Meeting, having heard the special Auditors' report on the agreements described in Article L 226-10 of the French Commercial Code, hereby approves the said report and duly records that there are no such agreements to be submitted for approval.

Fifth Resolution. (Transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account).

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, resolves, for the purpose of applying the provisions of Article 39-IV of the French financial law amendment for 2004, to transfer the sum of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account; at December 31, 2004, the special long-term capital gains reserve contained €1,081,419,039; the exceptional tax applying to this transfer having been paid from the item "Profits carried forward".

Sixth Resolution. (Appointment of a Supervisory Board member).

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, appoints Mrs. Laurence PARISOT as a member of the Supervisory Board for a period of five years, that term to expire at the General Meeting called in 2010 for the adoption of the accounts for the 2009 financial year.

Seventh Resolution. (Appointment of a Supervisory Board member).

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, appoints Mr. Patrick COX as a member of the Supervisory Board for a period of five years, that term to expire at the General Meeting called in 2010 for the adoption of the accounts for the 2009 financial year.

Eighth Resolution. (Authorization permitting the Company to transact its own shares on the Stock Market).

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Hereby authorizes the Company to transact its own shares in accordance with Article L 225-209 of the French Commercial Code, subject to the following conditions:

- the maximum purchase price shall be €70;
- the minimum-selling price of €40;
- the number of shares purchased shall not exceed 10% of the total number of equity shares, i.e. a maximum amount of €1,003,709,140;
- the term of this authorization shall be 18 months with effect from the present date.

In case of an increase in capital by way of the incorporation of reserves and the allotment of free shares, or in the event of a share split or share combination, the prices indicated above shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of equity shares before and after the operation concerned.

The purpose of this authorization is to enable the Company to use the opportunities provided under the applicable legislation to trade in its own shares for the purpose of:

- the retention, sale or remittance by way of exchange or transfer of shares in lieu of payment, specifically for the purposes of financial transactions such as acquisitions or the issue of shares conferring direct or indirect access to equity capital;
- the granting of shares to the Company's Senior and Executive Managers, or those of Group member companies in the context of stock option purchases;
- the cancellation of shares, whether in whole or in part, for the purposes of optimizing the Company's share capital and net earnings per share;
- the regularisation of the Stock Market share price or share liquidity by an investment services provider under a liquidity contract drafted in accordance with the ethical practices charter adopted by the *Autorité des Marchés Financiers*.

Shares may be acquired at any time, on a single occasion or on a number of occasions, whether in the market, by mutual agreement, or by any other means, and more specifically by way of the transfer of blocks of shares, the purchase of share options or the use of derivative products.

For the purposes referred to above, the General Meeting hereby assigns to the Managing Partners, or any one of the Managing Partners, full authority to enter into contracts, complete all declarations and formalities and, more generally, to conduct any and all measures as shall be necessary for the implementation of decisions taken as a result of this authorization.

This authorization supersedes the resolution adopted for the same purpose by the Ordinary General Meeting of Stockholders held on May 14, 2004.

Extraordinary Resolutions

Ninth Resolution.

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the General Partners,

Rules that:

- The Compagnie Générale des Établissements Michelin, of which Édouard MICHELIN and René ZINGRAFF are General Partners, will, from this day forward, be managed and administered jointly and severally by themselves and Michel ROLLIER, who will be appointed as General Partner;

- Édouard MICHELIN, Michel ROLLIER and René ZINGRAFF will carry out their duties in the manner prescribed in, and subject to the conditions set out in, the Company's articles of association.

And rules consequently to change articles 1 and 3 of the Company's articles of association, as follows:

Article 1 – The text of paragraphs 2 and 3 is changed to read as follows:

- Monsieur Édouard MICHELIN, Monsieur Michel ROLLIER and Monsieur René ZINGRAFF, Managers,

- Of the SOCIÉTÉ AUXILIAIRE DE GESTION -SAGES-, a simplified stock company capitalized at forty thousand euro, whose registered office is at Clermont-Ferrand (Puy-de-Dôme),

- Are appointed as Managing Partners for an indefinite period and with joint and several liability.

Article 3 – Paragraph 6 is replaced by the following text:

If the management functions exercised by Monsieur Édouard MICHELIN should cease, for any cause whatsoever, before those exercised by the other Managing Partners, the company name and signatory status will, as a direct result of this fact, revert to the names of those Managing Partners who remain.

Tenth Resolution.

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, resolves to delete the nationality condition contained in the company's articles of association which previously applied to the granting of double voting rights to Stockholders and, consequently, to modify the text of article 22 of the company's articles of association, as follows:

Article 22 – Paragraph 5 is replaced by the following text:

However, the holders of all fully paid-up shares which have been held in the same Stockholder's name for a minimum of four years will be granted two votes per share, without limitation. These voting rights may be exercised either by the Stockholders concerned or by their duly appointed proxies.

Every Stockholder who is entered in the Company's register of Stockholders no later than five days prior to the day of the meeting will, regardless of the number of shares they hold, be entitled to attend the meeting or be represented at the meeting, either by another Stockholder or their spouse acting as proxy.

The Shareholders who meet the provisions of Article 128 of Decree 67-236 of March 23, 1967 are informed that they should send to the Company's headquarters, within ten days of publication of this notice, their proposed resolutions for inclusion in the agenda of the Shareholders Meeting. These should comply as to form and substance with applicable law.

Translation of French text published in the
Bulletin des Annonces Légales Obligatoires on April 11, 2005

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand
Siret: 855 200 887 00021. – APE : 741 J.

Notice of Meeting

A mixed general meeting of stockholders of Compagnie Generale des Etablissements Michelin will be held on Friday May 20, 2005, at 9:00 a.m., at the Polydôme, Place du 1er Mai, in Clermont-Ferrand (Puy-de-Dome), with the following agenda:

- Managing Partner's report;
- Report of the Supervisory Board.

Items within the competence of the Ordinary General Meeting:

- Reading of the Auditors' reports on the consolidated and corporate accounts for the 2004 financial year and the special Auditors' report on the conventions described in Article L 226-10 of the French Commercial Code;
- Approval of the corporate accounts for 2004 and the operations described;
- Allocation of profits for 2004;
- Approval of the consolidated accounts for 2004;
- The transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve account;
- Appointment of two members to the Supervisory Board;
- Authorization for the Company to trade its own shares on the Stock Market.

Items within the competence of the Extraordinary General Meeting:

- Appointment of a Managing Partner and the corresponding modification of the company's articles of association;
- Deletion of the nationality condition applying to the allocation of double voting rights and the corresponding modification to article 22, paragraph 5, of the company's articles of association.

Shareholders who have been registered in the Company's Shareholder register at least five days before the Annual Shareholders Meeting will be entitled to attend the deliberations, regardless of the number of shares owned, upon presentation of a valid identity document.

Voting forms will be mailed to Shareholders; only those voting forms that are received by the Company at least three days before the Meeting will be taken into account.